

Rabobank

Rabobank Nederland
Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht
Telephone 00 31 302162615
Fax 0031 302161940

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Our reference BB/jcd
Date April 6, 2009

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the periode March 2010 and the Pricing Supplements of March 2010 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir. Bert Bruggink
Executive Board / CFO Rabobank Group

dlw 5/3

Rabobank strong results in 2009


RECEIVED

4-3-2010 | Press Releases

- Net profit at EUR 2.3 billion
- Equity up 14% to EUR 38 billion
- Tier 1 ratio up 1.1 percentage point to 13.8%
- Bad debt costs at 48 basis points due to poor economic conditions
- 61 billion euros granted in new loans



At the presentation of the annual figures, Chairman of the Executive Board of Rabobank Group Piet Moerland commented:
"Rabobank Group delivered a solid performance in 2009 and managed to maintain its robust capital position despite the economic headwinds. At Rabobank, clients and members are our primary focus. This means that we invest in earning and maintaining the trust of our clients. We did not shy away from our responsibility and continued to grant loans to Dutch SMEs and our agri clients. Rabobank kept fulfilling its social role, pursuing a prudent risk policy and an appropriate remuneration policy. Rabobank Group attaches particularly great importance to its duty of care; clients can depend on us to offer high-quality, transparent products, provide appropriate expert advice and handle complaints properly. Clients in turn need to carefully consider their financial requirements and the risks they are prepared to accept."

Rabobank Group

The credit crisis and the recession that followed had a major impact on the financial sector. 2009 was a difficult year for banks and Rabobank did not escape the consequences either. On a positive note, the local Rabobanks did manage to strengthen their position in the Dutch corporate and mortgage markets. They also attracted more savings deposits from retail clients. Rabobank International and De Lage Landen granted more loans to food and agri clients.
The poor economic situation caused growth in lending to level off, thereby repressing income growth. 2009 was a challenging year for the Dutch corporate sector. Bad debt costs at Rabobank Group were higher as a result of the economic situation and net profit was down 17% to EUR 2.3 billion. Our liquidity position remained robust and our capital position continued to improve. Our tier 1 ratio increased by 1.1 percentage point to 13.8%.
In order to sustain our profitability and capital position in 2010 as well, we will focus on excellent client services, sound margins and ongoing cost cuts.

Continued growth in lending

The poor economic situation led to falling demand for loans, particularly in the second half of 2009, causing growth in lending to level off. In spite of this trend, Rabobank granted the impressive amount of EUR 61 billion in new loans in 2009. In the Netherlands, Rabobank bolstered its leading position in the mortgage market, as well as increasing its share in the corporate market. The local Rabobanks and Obvion experienced growth in lending. The lease portfolio saw an increase as well. Lending

was down at Rabobank International. Private sector lending was up 2% on balance at group level, rising to EUR 416 billion in 2009.

Clients save more and benefit from recovery

The local Rabobanks received more savings deposits from retail clients. Total savings deposits were up 6% to EUR 121 billion. Robeco saw a drop in savings deposits, which was the main reason for the slight decline in Rabobank Group's share of the Dutch market. Amounts due to customers were down 6% to EUR 286 billion, due to a drop in corporate time deposits at Rabobank International.
Clients' equity investments benefited from the recovery in the stock markets after the disastrous investment year 2008. Assets under management at Robeco and Sarasin were up thanks to an inflow of assets and positive returns on equity investments. Assets under management and held in custody continued to increase at the local Rabobanks and Schretlen & Co as well. Assets under management and held in custody for clients rose by 25% to EUR 230 billion on balance.

Increase in income and group-wide focus on cost cuts

Margins on savings products fell due to fierce competition in the Dutch savings market. Margins on new mortgage loans, business loans, lease transactions and property loans recovered. Rabobank International saw its profit increase thanks to a rise in income from wholesale banking. The drop in income from asset management was due in particular to a decline in performance-related commissions at Robeco. Income was up at Rabo Real Estate Group thanks to an increase in interest income in particular. There was a group-wide focus on cost cuts. We formed a provision within the scope of the deposit guarantee scheme of over EUR 200 million. The efficiency ratio improved by 3.8 percentage points on balance, landing at 61.5%. The drop in activity level led to headcount reductions at nearly all divisions.
The poor state of the economy made 2009 a difficult year for Dutch business and industry. This resulted in an increase in bad debt costs at the local Rabobanks. Also at Rabobank International and De Lage Landen bad debt costs were at a high level. At group level, bad debt costs stood at 48 basis points of average lending; the long-term average is 21 basis points. On the up side, bad debt costs decreased in the second half of 2009 compared with the first half of 2009 and the second half of 2008.
On balance, return on equity amounted to 7.5%. Retained earnings and the issue of hybrid capital instruments were to thank for a 14% increase in equity to EUR 38 billion.

Responsible banking

Rabobank has defined Food & Agribusiness Principles and a related draft value chain policy to further integrate sustainability into our lending practices in dialogue with all stakeholders. These principles were shared and discussed with clients, non-governmental organisations and other stakeholders on a global level in 2009. Rabobank also talked about the draft value chain policy with clients following which it was fleshed out.
Furthermore, we will be making our investment services more sustainable. It is Rabobank's ambition to make responsible investing part and parcel of its regular investment services. The group entities concerned – i.e. Rabobank Private Banking,

Robeco, Schretlen & Co, Sarasin and Rabobank International – are bringing their investment services in further alignment with the United Nations Principles for Responsible Investment.
Rabo Real Estate Group continued to work towards investing in the future during 2009 and De Lage Landen developed several sustainable innovations in the areas of food and agri, and cleantech. The Dutch Greentech Fund and the Mainport Innovation Fund were established to encourage investments in sustainable techno start-ups. Group-wide initiatives were undertaken to promote energy efficiency and achieve climate neutrality in our operations. In 2009, local Rabobanks donated more than EUR 25 million in support of local communities.

Cautious economic recovery

The global recession ruled rampant at the beginning of 2009. The extreme stress on the financial system left deep marks on production and trade and on the transportation sector. Although 2009 will be remembered as 'the year of the great recession', most countries have now left the slump behind them. The recovery of a number of emerging economies, particularly in Asia, is remarkable. Economic recovery is much more moderate in industrialised countries.
The recovery will remain limited in these countries in 2010 also; it will certainly not be enough to make up for the contraction in the market that we have experienced over the past few years. We have governments and central banks to thank for the fact that we can even talk about economic recovery. After all, they bailed out the financial sector, citizens and businesses when they were about to topple over. This did lead, however, to high budget deficits, which caused the national debt to mount rapidly in these countries. Concerns about the solvency of businesses have been replaced by concerns about the financial soundness of governments. In 2010, governments will have to provide clarity about how they plan to reduce their soaring budget deficits. Central banks will also make the first attempts at scaling down their emergency measures.
The Dutch economy contracted by 4% in 2009 compared with 2008, the highest rate of contraction in one year ever recorded by Statistics Netherlands. There were an increasing number of business failures and the unemployment rate reached 5.5%. Thanks to the recovery of the world economy, exports helped the Netherlands take the first step away from the recession in the third quarter of 2009. Domestic spending and investments were low throughout the year.
The Dutch economy will begin to show growth again in 2010, driven by an upswing in world trade. Although the unemployment rate is expected to continue to rise to 6.75%, it will not go as high as initially feared. As consumers' purchasing power and, thus, consumer spending will still be weighed down, the recovery will be moderate. The Dutch property market is expected to return to calmer waters in 2010. Prices are stabilising and the number of transactions will see a slight increase.

Limited growth in lending due to low activity level and stricter regulation

Assuming that the economy will recover at a moderate pace, our clients' activity level will remain low. In addition, banks are expected to have to grapple with more stringent solvency and liquidity requirements in the future. These developments will repress growth in lending. Bad debt costs for Rabobank Group are expected to drop

compared to 2009, but they will likely remain above the long-term average in 2010. In order to maintain our robust capital position, which is a precondition for upholding our client service level in the future, Rabobank Group needs to achieve sound margins and continue to focus on curbing costs in 2010. Our headcount will be aligned to the expected activity level. Costs will be reduced also by greater leveraging of virtual channels and by further process standardisation. At Rabobank, we will continue to put the interests of our clients and members centre-stage, never losing sight of our role in society.

Annual Results 2009: Also fulfilling who we are as a co-operative bank in 2010

5-3-2010 | Other news

Despite the economic headwinds, the Rabobank Group managed to maintain its robust capital position and was able to deliver a solid performance in 2009 with net profit of EUR 2.3 billion. 'A sound result in a difficult year,' said Piet Moerland, Chairman of the Executive Board of Rabobank Nederland.

Food & Agri
Piet Moerland said that lending has been reduced throughout Europe. The Netherlands does, however, stand out favourably in comparison to the other European countries and Rabobank has performed positively in this area within the Netherlands. The bank granted 45 billion euros in new loans in the Netherlands and 15 billion euros in loans internationally.
While this constitutes a decrease in international lending as a whole, the bank actually posted an increase in lending within the international Food & Agri sector. 'This corresponds with our international strategy of being the leading business bank in the field of Food & Agri,' Piet Moerland said at the presentation of the annual results on Thursday.

Safe haven
There was clearly a considerable decrease in corporate time deposits. Moerland and Chief Financial Officer Bert Bruggink said this is a logical development: 'First of all, companies urgently need the cash themselves right now due to the financial crisis and this is why the funds previously placed on deposit are now being withdrawn. There are, however, also clear signs of a reverse effect of the safe haven that Rabobank formed in the autumn of 2008. At that time funds flowed into Rabobank because clients were looking for a sound bank to deposit their money with following the collapse of Lehman Brothers. Now that the economy is recovering, parts of these additional deposits are once again flowing back to other banks. It is indicative of the safe haven effect,' explained Moerland.

Ireland
Rabobank Group has made a total of 2 billions euros provisions for the bad debt costs. Over one billion euros was reserved for Ireland.

Berry Marttin, the Member of the Executive Board of Rabobank Nederland responsible for the international retail banking business, explains: 'These are extremely difficult times in Ireland. The Irish economy is not recovering and the conditions remain challenging. This situation clearly demands patience. Rabobank is primarily active in the field of real estate in Ireland and there currently simply is not a market for real estate in the country. There is no alternative but to wait until the situation improves. We will then have to see once the real estate has been sold whether the provisions that have been made now are actually necessary. This could consequently take five years or more. While nothing has consequently been written off, the reality is that twenty percent of the investments will not be recouped.'

Co-operative values

'We will have to add even greater focus to our activities in 2010. This is also the year that we, as a co-operative bank, will have to fulfil who we are by standing behind the customers for as long as this is deemed necessary and responsible. This is what we are doing now and what we will continue to do in the future. We will furthermore have to work on our financial health in 2010. It is also tremendously important for a co-operative bank to achieve healthy and profitable development,' concluded Moerland.

Rabobank succesfully issues Senior Contingent Notes

|

12-3-2010 | Press Releases

Today, Rabobank successfully issued a EUR 1.25 billion, benchmark 10 year fixed rate Senior Contingent Note ("SCN") issue, priced at an annual coupon of 6.875%, reflective of a premium to Rabobank subordinated debt paper, as well as a meaningful discount to where we believe Rabobank would be able to complete a hybrid Tier 1 offering.

The transaction enables Rabobank to further enhance the Bank's creditworthiness, as the offering is designed to ensure that Rabobank's Core Capital is strengthened in the very unlikely event that the Bank's Equity Ratio were to fall below 7%. Rabobank has always been amongst the most conservative banks in the world, and this transaction, which effectively hedges tail risk, once again demonstrates the bank's unwavering commitment to prudence. Finally, the offering anticipates on future (expected) regulatory requirements which are widely expected to be introduced in the near future, and to recognize the value of contingent buffers of capital.

Given the novelty of the transaction structure, an interactive and highly intensive execution process was adopted, starting with the wall-crossing of a limited number of large credit buyers, in the days leading up to Rabobank's annual results on March 4th, followed by a very intensive 4-day marketing effort across London, Paris and Frankfurt in the week of March 8th during which the product and the issuer's credit were discussed with over 80 institutional investors.

Having garnered total orders in excess of EUR 2.6 billion, from more than 180 different accounts, it was decided to formally launch and price a more than twice oversubscribed EUR 1.25 billion offering on Friday March 12.

Notes

12-3-2010 | Press Releases

Today, Rabobank successfully issued a EUR 1.25 billion, benchmark 10 year fixed rate Senior Contingent Note ("SCN") issue, priced at an annual coupon of 6.875%, reflective of a premium to Rabobank subordinated debt paper, as well as a meaningful discount to where we believe Rabobank would be able to complete a hybrid Tier 1 offering.

The transaction enables Rabobank to further enhance the Bank's creditworthiness, as the offering is designed to ensure that Rabobank's Core Capital is strengthened in the very unlikely event that the Bank's Equity Ratio were to fall below 7%. Rabobank has always been amongst the most conservative banks in the world, and this transaction, which effectively hedges tail risk, once again demonstrates the bank's unwavering commitment to prudence. Finally, the offering anticipates on future (expected) regulatory requirements which are widely expected to be introduced in the near future, and to recognize the value of contingent buffers of capital.

Given the novelty of the transaction structure, an interactive and highly intensive execution process was adopted, starting with the wall-crossing of a limited number of large credit buyers, in the days leading up to Rabobank's annual results on March 4th, followed by a very intensive 4-day marketing effort across London, Paris and Frankfurt in the week of March 8th during which the product and the issuer's credit were discussed with over 80 institutional investors.

Having garnered total orders in excess of EUR 2.6 billion, from more than 180 different accounts, it was decided to formally launch and price a more than twice oversubscribed EUR 1.25 billion offering on Friday March 12.

Piet Moerland:'Organisations have to focus on corporate social responsibility'

8-3-2010 | Other news

Piet Moerland took over the helm as Chairman of the Executive Board of Rabobank Nederland in mid-2009. Rabobank is by far the largest financier of the agricultural sector in the Netherlands. Moerland grew up in Sint Annaland, a small village on the island of Tholen in the Zeeland Province of the Netherlands. The Chairman dug potatoes and picked tomatoes in his youth. He then embarked on a lengthy career in the fields of science and banking. He speaks about the financial crisis, the dangers of the Greek situation, the loyalty to agriculture and corporate social responsibility.

First of all, do you believe the economic crisis is now behind us?
'While the financial crisis as we knew it has now passed, there continues to be a mixed picture. The economy and world trade are once again growing and that is crucial for an open economy such as the Netherlands. In contrast, unemployment in the Netherlands is rising by 10,000 people every month and we are afraid that this trend may continue for some time yet. This is unfortunately putting the brakes on a strong recovery.'

Do you agree with some economists that it would be better to have two eurozones, one for Southern European countries and one for Northern European countries? Relatively uncompetitive countries are currently unable to use exchange rate policy to halt a growing influx of imports.
'Dividing up the eurozone is not an option. China is in the process of becoming a superpower and the US already holds this status. Europe simply cannot permit itself to become fragmented. The European Union must instead impose much stricter requirements on all the existing euro countries, in other words it needs to beef up fiscal discipline. Stringent attention must furthermore be paid to the prospective euro countries, such as Latvia. The Netherlands has a number of top international companies in the food & agri sector and a reliable euro is essential for exports.'

At the beginning of 2009, the co-operative Rabobank had 23.5 billion in outstanding loans to the primary sector and another 68 billion in outstanding loans to the agribusiness. Why should Rabobank maintain a strong focus on food & agri in the future?
'First of all, agribusiness represents a stable factor because people will continue to eat. Secondly, there will be nine billion people on our planet by the year 2050 and this means the agribusiness represents a growth sector. And last but not least, we have worked with and in the sector for a hundred years, so it has become something that Rabobank is good at. I am absolutely certain that the sector will get back on its feet. The companies in the Netherlands are the best in the world in a number of areas such as animal welfare and the environment. Rabobank attaches tremendous importance to these aspects. Not long ago a sheep farmer from Australia asked us to provide financing. He wanted to ship live wild sheep to the Middle East. This meant the animals would have been en route for twenty days and that an average of 1.5 percent of them would have died on the way. Rabobank consequently turned down the application.'

Does Rabobank's focus on corporate social responsibility and sustainability form an obstacle for entrepreneurs who are faced with international competition?
'In contrast to what is often suggested by some parties, the sense of responsibility is so strong in practice in the Netherlands that Rabobank does not have to provide considerable direction in this regard. But let me make this absolutely clear: high standards are vital for the Dutch sector because they give us a lead. The Netherlands has limited land space, so the sector consequently has to excel in other areas and sustainability is not a theme that will pass with time. Organisations that do not focus seriously on corporate social responsibility will lose their license to operate within five to ten years.'

Do you think a bank tax is a good idea and is there a danger that the banks' customers will actually pay the tax via interest rates?
'Apart from the issue of who will actually pay the bank tax, it is difficult for us as a bank that has survived the crisis without government support to swallow the idea of having to pay a bank tax. We do, however, believe it would be a good idea to have banks that have a higher risk profile contribute substantially more to the deposit guarantee scheme. We currently see banks that cannot raise any money on the capital markets raising funds by offering substantially higher savings interest rates. The risk is then borne by the deposit guarantee scheme, which actually means all the Dutch banks collectively, and that is unfair. Rabobank would also like to see a cut-off date for the provision of Dutch government support to banks. The crisis has made it perfectly clear that not all banks are cut from the same cloth.'

This article is an edited version of an interview with Piet Moerland that was published in the Dutch newspaper Agrarisch Dagblad

Amended and restated Final Terms


RECEIVED
2010 APR 29

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2076A
TRANCHE NO: 1

SGD 300,000,000 Fixed Rate Notes 2009 due 10 September 2012 (the Notes)

Issue Price: 100 per cent.

Australia and New Zealand Banking Group Limited

The date of these Final Terms is amended and restated on 18 February 2010

Amended Version

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2076A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Singapore Dollars ("SGD")
4	Aggregate Nominal Amount:		
	(i)	Series:	SGD 300,000,000
	(iii)	Tranche:	SGD 300,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	(ii)	Specified Denominations	SGD 250,000
	(iii)	Calculation Amount:	SGD 250,000
7	(iv)	Issue Date:	10 September 2009
	(v)	Interest Commencement Date (if different from the Issue Date):	Issue Date
8	Maturity Date:		10 September 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

//

10	Interest Basis:	2.10 per cent. Fixed Rate Further particulars specified below
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not applicable
13	Put/Call Options:	Not applicable
14	(vi) Status of the Notes:	Senior
	(iv) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest	2.10 per cent. per annum payable semi-annually in arrears
	(ii) Interest Payment Date	10 March and 10 September in each year, commencing from and including 10 March 2010 to and including the Maturity Date
	(iii) Fixed Coupon Amount	Not Applicable
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	Actual/365(Fixed)
	(vi) Determination Date(s) (Condition 1(a)):	Not applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	None
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked**	SGS 250,000 per Calculation Amount

	Redemption Notes and Index Linked Redemption Notes) of each Note	
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	

(vii)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in Conditions
(viii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
(ix)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

//

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Note in the limited circumstances specified in the permanent Global Note
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, New York, Singapore and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(viii) If syndicated, names and addresses of Managers:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Australia and New Zealand Banking Group Limited 1 Raffles Place 32-00 OUB Centre Singapore Attention: Syndications, Ana Dhoraisingam/Yuda Zhou
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.487180, producing a sum of (for Notes not denominated in Euro):	Euro 146,154,000
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

//

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,885

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue/offer

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational information

(ix)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(x)	ISIN Code:	XS0449039543
(xi)	Common Code:	044903954
(xii)	German WKN-code:	Not Applicable
(xiii)	Private Placement number	Not Applicable
(xiv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(xv)	Delivery:	Delivery against payment

//

(xvi)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(xvii)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2138A
TRANCHE NO: 3

AUD 50,000,000 6.50 per cent. Fixed Rate Notes 2010 due 15 January 2015 (the "Notes")

(to be consolidated and form a single series with the AUD 100,000,000 6.50 per cent. Fixed Rate Notes 2009 due 15 January 2015 issued on 16 December 2009 and the AUD 25,000,000 6.50 per cent. Fixed Rate Notes 2010 due 15 January 2015 issued on 20 January 2010)

Issue Price: 102.125 per cent. (plus 70 days' accrued interest from and including 16 December 2009 to but excluding 24 February 2010)

TD Securities **Rabobank International**

The date of these Final Terms is 22 February 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 8, 2009 and the supplemental Offering Circulars dated October 23, 2009 and December 8, 2009, both relating to a recent development, which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i) Series Number:	2138A
	(ii) Tranche Number:	3
3	Specified Currency or Currencies:	Australian Dollars ("**AUD**")
4	Aggregate Nominal Amount:	
	(i) Series:	AUD 175,000,000
	(ii) Tranche:	AUD 50,000,000
	If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible:	(to be consolidated and form a single series with the AUD 100,000,000 6.50 per cent. Fixed Rate Notes 2009 due 15 January 2015 issued on 16 December 2009 and the AUD 25,000,000 6.50 per cent. Fixed Rate Notes 2010 due 15 January 2015 issued on 20 January 2010)
5	Issue Price:	102.125 per cent. of the Aggregate Nominal Amount plus 70 days' accrued interest from and including 16 December 2009 to but excluding 24 February 2010

A11455058

6	(i)	Specified Denominations:	AUD 1,000 and integral multiples thereof
	(ii)	Calculation Amount:	AUD 1,000
7	(i)	Issue Date:	24 February 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	16 December 2009
8	Maturity Date:		15 January 2015
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		6.50 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	6.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	15 January in each year, commencing with a long first coupon payable on 15 January 2011
	(iii)	Fixed Coupon Amount(s):	AUD 65.00 per Calculation Amount
	(iv)	Broken Amount:	AUD 70.34 per Calculation Amount in respect of the period from, and including the Interest Commencement Date to, but excluding, 15 January 2011 ("**Long First Coupon**")
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual (ICMA); Unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	AUD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
(iii)	Unmatured Coupons to become void	No

	upon early redemption (Bearer Notes only) (Condition 10(*f*)):	

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
		temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
	New Global Notes	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and Sydney
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	1.625 per cent. selling commission 0.25 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.657143, producing a sum of (for Notes not denominated in Euro):	Euro 32,857,150
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

A11455058

Signed on behalf of the Issuer:

By:

Duly authorised

A11455058

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date The Notes are to be consolidated and form a single series with the AUD 100,000,000 6.50 per cent. Fixed Rate Notes 2009 due 15 January 2015 issued on 16 December 2009 and the AUD 25,000,000 6.50 per cent. Fixed Rate Notes 2010 due 15 January 2015 issued on 20 January 2010 which are listed and admitted to trading on the Luxembourg Stock Exchange
(iii)	Estimate of total expenses related to admission to trading:	Euro 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores* (CNMV) in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Finanzmarktaufsicht (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, the *Comisia Natională a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 50,723,287.67
(iii)	Estimated total expenses:	AUD 962,500 (comprising a combined management selling and underwriting commission of AUD 937,500 and Managers' expenses of AUD 25,000)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	5.975 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0471033554
(iii)	Common Code:	047103355
(iv)	German WKN-code:	A1AQM5
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable
(ix)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2183A
TRANCHE NO: 1
EUR 5 000 000 Dow Jones Euro Stoxx 50 Index® Linked Callable Notes 2010

due 16 March 2020 (the "Notes")

Issue Price: 100 per cent.

The date of these Final Terms is 24 February 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated May 8, 2009 and the supplemental Offering Circulars dated October 23, 2009 and December 8, 2009, both relating to a recent development (together, the 'Offering Circular'), which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2183A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		EUR
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 5,000,000
	(ii)	Tranche:	EUR 5,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	EUR 50,000
	(ii)	Calculation Amount:	EUR 50,000
7	(i)	Issue Date:	26 February 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable

8	Maturity Date:	16 March 2020
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Not Applicable
11	Redemption/Payment Basis:	Index Linked Redemption
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	(i) Status of the Notes:	Senior Notes
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable (Refer to Condition 7(d))
	(i) Optional Redemption Date(s):	The Issuer has the right to call the Notes in whole on an Optional Redemption Date. Optional Redemption Date("n") (n from 1 to 7) as follows : Optional Redemption Date(1) : 18/03/2013; Optional Redemption Date(2) : 17/03/2014; Optional Redemption Date(3) : 17/03/2015; Optional Redemption Date(4) : 16/03/2016; Optional Redemption Date(5) : 17/03/2017; Optional Redemption Date(6) : 19/03/2018; Optional Redemption Date(7) : 18/03/2019

//

(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	The Optional Redemption Amount (n) (n from 1 to 7) payable on the respective Optional Redemption Date(n) (n from 1 to 7) will be calculated as follows : n = 1: EUR 61 250 being Specified Denomination x 122.50% n = 2: EUR 65 540 being Specified Denomination x 131.08% n = 3: EUR 70 130 being Specified Denomination x 140.26% n = 4: EUR 75 035 being Specified Denomination x 150.07% n = 5: EUR 80 290 being Specified Denomination x 160.58% n = 6: EUR 85 910 being Specified Denomination x 171.82% n = 7: EUR 91 925 being Specified Denomination x 183.85%
(iii)	If redeemable in part:	
	Minimum Redemption Amount:	Not Applicable
	Maximum Redemption Amount:	Not Applicable
(iv)	Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than 10 Business Days prior to the relevant Optional Redemption Date

23 Put Option — Not Applicable

24 Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note — Not Applicable

25 Final Redemption Amount (Equity Linked Redemption Notes) of each Note — Not Applicable

26 Final Redemption Amount (Index Linked Redemption Notes) of each Note — Applicable

(i)	Formula for calculating the Final Redemption Amount:	Unless previously redeemed (see "*Call Option*" paragraph above), or purchased and cancelled, the Issuer shall redeem the Notes on the Maturity Date in accordance with the following formula in respect of each Note (the "Final Redemption Amount"): **Specified Denomination x [100% + Leverage x Max (0%; Performance)]**

//

provided that :

"Closing Price" means the official closing level of the Index published and announced by the Sponsor.

"S(i)" i from 0 to 1 means the Closing Price of the Underlying on the Valuation Date(i).

"Performance" means the following formula :
(S(1) – S(0)) / S(0)

"Leverage" means 135%

(ii)	Calculation Agent responsible for calculating the Final Redemption Amount:	Société Générale
(iii)	Index:	**Dow Jones Euro Stoxx 50® Index** (Reuters Code: .STOXX50E)
	Sponsor:	Stoxx Ltd. ("Sponsor" or "Index Sponsor")
	(Related) Exchange:	Exchange or Related Exchange means each exchange on which securities comprises in the Index are traded from time to time as determined by the Sponsor.
(iv)	Basket:	Not Applicable
(v)	Index Valuation Date(s)/ Averaging Date(s): Adjustment provisions in the event of a Disrupted Day:	**Valuation Date(0)** = 26 February 2010 **Valuation Date(1)** = 24 February 2020
(vi)	Valuation Time:	As defined in Condition 1
(vii)	Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	Applicable Condition 9(b) ("Correction of an Index") applies In Condition 9(d) ("Consequences of Index Modification, Index Cancellation and Index Disruption Event"), the following words "the Issuer may (i) require the Calculation Agent to determine if" shall be deleted and replaced by "(i) the Calculation Agent shall determine if". In Condition 9(d), the provisions (ii) shall be deleted and replaced by "the Calculation Agent shall replace the Index by a new index provided that such index is (in the sole and absolute opinion of the Calculation Agent) (a) representative of the same economic or geographic sector (as the case may be), and (b) to the extent possible, representative of shares listed on one or more Exchanges of one or more OECD countries."

For the purpose of these Final Terms, OECD means Organisation for Economic Co-operation and Development.

In Condition 9(e) ("Consequences of Additional Disruption Event"), the following words "the Issuer in its sole and absolute discretion may (i) require the Calculation Agent to" shall be deleted and replaced by "the Calculation Agent shall".

In Condition 9(e), the provisions (ii) after the first paragraph shall be deleted and replaced by "the Calculation Agent shall replace the Index by a new index provided that such index is (in the sole and absolute opinion of the Calculation Agent) (a) representative of the same economic or geographic sector (as the case may be), and (b) to the extent possible, representative of shares listed on one or more Exchanges of one or more OECD countries.".

(viii) Additional Disruption Events — Applicable

Hedging Disruption (see item 26(xii))
Change in Law
Increased Cost of Hedging

The five (5) following events shall be considered as Additional Disruption Events:

1. the failure by the Index Sponsor to calculate and publish the level of the Index is likely to have a material impact on the hedge of Société Générale or the Issuer, as the case may be, in connection with the Notes;

2. the Index merges with another index;

3. the Index is split into two or more new indices;

4. the Index ceases to be the underlying of a futures and/or option contract (as the case may be);

5. a Stop-Loss Event (as defined below) relating to the Index occurs.

- In accordance with Condition 9(e), in the case of a merger of the Index with another index (an "**Event**"), the Calculation Agent will, in its sole and absolute discretion, either:

(A) continue using the Index resulting from the merger; or

(B) replace the Index with another index (the "**New Index**"); as long as the New Index is (a) representative of the same economic or geographic sector (as the case may be) and (b) to the extent possible, representative of shares listed on one or more Exchanges of one or more OECD countries.

- In accordance with Condition 9(e), if the Index is split into one or more new indices (an "**Event**"), the Calculation Agent will (in its sole and absolute discretion) either:

(A) use the indices resulting from the split to determine an index equivalent to the one existing prior to the split (provided that the indices resulting from the split will be deemed to form together the "**Composite New Index**"); or

(B) replace the split Index with a new index (a New Index) as long as such New Index is (a) representative of the same economic or geographic sector (as the case may be), and (b) to the extent possible representative of shares listed on one or more Exchanges of one or more OECD countries.

- In accordance with Condition 9(e), if the Index ceases to be the underlying of a futures and/or option contract (as the case may be), the Calculation Agent may, but is not obliged to, replace (in its sole and absolute discretion) such Index with a New Index as long as such new index is (a) representative of the same economic or geographic sector (as the case may be), and (b) to the extent possible, representative of shares listed on one or more Exchanges of one or more OECD countries

- In accordance with Condition 9(e), a Stop-Loss Event is deemed to occur if on any Exchange Business Day after the initial Valuation Date (excluded) before the last Valuation Date (included), the Reference Level of the Index is affected by a decrease of 80% or more of the Reference Level on the initial Valuation Date (the "**Affected Index**"), then

(i) the Calculation Agent may decide to substitute the Affected Index by a new index representative of the same economic or

		geographic sector (as the case may be), and to the extent possible, representative of shares listed on one or more Exchanges of one or more OECD countries (the "**Substitute Index**") and will require the Issuer to adjust any relevant terms of the Notes accordingly; or (ii) the Calculation Agent may decide to continue with the Affected Index
(ix)	Minimum Final Redemption:	100 per cent of the Specified Denomination at Maturity Date
(x)	Maximum Final Redemption:	Not Applicable

(xi)	Correction of Index Levels:	As provided in paragraph 26(vii) above
(xii)	Such other additional terms or provisions as may be required:	In Condition 9(e), the following wording will be included: "In case of occurrence of a Hedging Disruption relating to the Index (the **Affected Underlying**) whereby Société Générale is the affected party, the Calculation Agent may in its sole and absolute discretion: (a) replace the Affected Underlying by a new underlying which is representative of the same economic or geographic sector." The following definitions shall replace the outstanding definitions in Condition 1: - **Exchange Business Day** means, in respect of the Index, any Scheduled Trading Day on which the relevant Exchange of the Index is open for trading during its respective regular trading session, notwithstanding any such Exchange closing prior to its Scheduled Closing Time and the Index Sponsor publishes the Reference Level. - **Scheduled Trading Day** means, in respect of the Index, any day on which (a) the Index Sponsor is scheduled to publish the Reference Level and (b) the Exchange is scheduled to be open for trading during its respective regular trading session. .- **Hedging Disruption** means, in respect of the Notes and the underlying Index, that the Issuer or one of its affiliates or Société Générale or one of its affiliates acting, as the case may be, in its capacity of hedging counterparty under the Notes, is unable, after using commercially reasonable efforts, to either (a) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction(s) or asset(s) it deems necessary to hedge the equity price risk (or any other relevant price risk including, but not limited to, the currency risk) of entering into and performing its obligations with respect to the Notes or (b) freely realize, recover, receive, repatriate, remit or transfer the proceeds of Hedge Positions as the case may be between accounts within the jurisdiction of the Hedge Positions (the Affected Jurisdiction) or from accounts within the Affected Jurisdiction to accounts outside of the Affected Jurisdiction. - **Hedge Positions** means any purchase, sale, entry into or maintenance of one or more (i) positions or contracts in securities, options,

futures, derivatives or foreign exchange, (ii) stock loan transactions or (iii) other instruments or arrangements (howsoever described) by Société Générale or one of its affiliates, in order to hedge, individually or on a portfolio basis, the Notes.

- **Change in Law** means that during the period from an including the Valuation Date(0) to but excluding the Valuation Date(1) due to the adoption of any change in any applicable law or regulation (including without limitation, any tax law) or (B) due to the promulgation of or any change in the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law or regulation (including any action taken by a taxing authority), Rabobank or one of its affiliates or the Calculation Agent determines in good faith that (X) it has become illegal for Société Générale or one of its affiliates to hold, acquire or dispose of Hedge Positions relating to the Underlying of the Notes or (Y) Rabobank or one of its affiliates will incur materially increased cost in performing its obligations under the Notes (including, without limitation, due to any increase in tax liability, decrease in tax benefits or other adverse effect on its tax position) (the Affected Underlying).

Upon the occurrence, in the determination of the Calculation Agent, on or prior to the Final Valuation Date or the last Averaging Date of a Change in Law, the Calculation Agent may decide with regard to the Affected Underlying by such Change in Law,

replace the Affected Underlying by a new underlying which is representative of the same economic or geographic sector.

27 Early Redemption Amount

(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for

Such amount(s) determined by the Calculation Agent, in its sole and absolute discretion, which on the early redemption date of the Notes, shall represent the fair market value of the Notes and which shall have the effect – after taking into account, the cost of unwinding any hedging arrangements entered into in respect of the Notes – of preserving for the Noteholders the

	illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	economic equivalent of the obligations of the Issuer to make the payments, in respect of the Notes, which would, but for such early redemption for taxation reasons or on Event of Default, have fallen due after the relevant early redemption date.
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Exchangeable Bearer Notes (Refer Condition 2) temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Not Applicable
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers'/Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Société Générale 17, Cours Valmy 92987 Paris La Défense Cedex Name: Sales Support Services - Equity Derivatives Tel: +33 1 42 13 86 92 (Hotline) Fax: +33 1 58 98 35 53 Email: clientsupport-deai@sgcib.com valuation-deai@sgcib.com

38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. Information on the underlying has been extracted from general databases released publicly or by any other available information. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Signed on behalf of the Issuer:

By:

Duly authorised

D. Lagerberg

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Luxembourg Stock Exchange with effect from the Issue Date.
(iii)	Estimate of total expenses related to admission to trading:	EUR 3,550

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de Surveillance du Secteur Financier, Luxembourg* (CSSF) with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save for any fees payable to the Dealer, and except as mentioned below, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	See "Use of Proceeds" wording in Offering Circular
(ii)	Estimated net proceeds	Not Applicable
(iii)	Estimated total expenses:	Not Applicable

6 Yield *(Fixed Rate Notes Only)*

Indication of yield: Not Applicable

//

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

The Issuer may redeem the Notes on the Optional Redemption Date. If the Issuer chooses to redeem the Notes, the Optional Redemption Amount shall be satisfied by a cash settlement as previously determined by the Calculation Agent on the Optional Redemption Date. Under these Notes, the Noteholders will not receive any coupons during the term of the Notes. At maturity, the Noteholders are entitled to receive at least the amount initially invested on the Issue Date (the « **Minimum Redemption Amount** »). The return under these Notes is totally linked to the performance of the Underlying(s): the higher the performance, the higher the return. As the Underlying is invested in risky assets by borrowing money (leverage), any downward movement in the value of the risky assets will amplify the fall in value of the Underlying. The return of these Notes is linked to the performances of the Underlying(s) as calculated on pre-determined Valuation Dates, and regardless of the level of such Underlying(s) between these dates. As a result, the Closing Price of the Underlying(s) on these dates will affect the value of the Notes more than any other single factor. Under these Notes, at maturity, the Noteholders will receive at least 100% of the amount initially invested on the Issue Date. The Notes are different from conventional debt securities in that there will be no periodic payment of interest on the Notes, and the effective yield to maturity of the Notes based on the Minimum Redemption Amount may be less than that which would be payable on such a conventional debt security. Noteholders should realize that the return of only the Minimum Redemption Amount at maturity will not compensate for any opportunity cost implied by inflation and other factors relating to the time value of money.

9 Performance of rate[s] of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0487382490
(iii)	Common Code:	048738249
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional	Not Applicable

	Paying/ Delivery Agent(s) (if any):	
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Société Générale 17, Cours Valmy 92987 Paris La Défense Cedex Name: Sales Support Services - Equity Derivatives Tel: +33 1 42 13 86 92 (Hotline) Fax: +33 1 58 98 35 53 Email: clientsupport-deai@sgcib.com valuation-deai@sgcib.com

12 General

Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2118A

TRANCHE NO: 6

TRY 75,000,000 9.50 per cent. Fixed Rate Notes 2010 due 22 January 2014 (the "Notes")

(to be consolidated and form a single series with the TRY 50,000,000 9.50 per cent. Fixed Rate Notes 2009 and the TRY 25,000,000 9.50 per cent. Fixed Rate Notes 2009 due 22 January 2014 issued on 22 October 2009, the TRY 50,000,000 9.50 per cent. Fixed Rate Notes 2009 due 22 January 2014 issued on 16 November 2009, the TRY 50,000,000 9.50 per cent. Fixed Rate Notes 2009 due 22 January 2014 issued on 16 December 2009, the TRY 50,000,000 9.50 per cent. Fixed Rate Notes 2009 due 22 January 2014 issued on 22 January 2010 and the TRY 50,000,000 9.50 per cent. Fixed Rate Notes 2009 due 22 January 2014 issued on 11 February 2010 (together the "Existing Notes")

Issue Price of the Notes: 99.13 per cent. (plus 41 days accrued interest from and including 22 January 2010 to, but excluding, the Issue Date)

RBC Capital Markets

The date of these Final Terms is 2 March 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 and the supplemental Offering Circulars dated 23 October 2009 and 8 December 2009, both relating to a recent development, which constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2118A
	(ii)	Tranche Number:	6
3	Specified Currency or Currencies:		New Turkish Lira ("**TRY**")
4	Aggregate Nominal Amount:		
	(i)	Series:	TRY 350,000,000
	(ii)	Tranche:	TRY 75,000,000 On the Issue Date the Notes will be consolidated and form a single series with the Existing Notes
5	Issue Price:		99.13 per cent. of the Aggregate Nominal Amount . (plus 41 days accrued interest from and including 22 January 2010 to, but excluding, the Issue Date)
6	(i)	Specified Denominations:	TRY 1,000
	(ii)	Calculation Amount:	TRY 1,000
7	(i)	Issue Date:	4 March 2010

	(ii)	Interest Commencement Date (if different from the Issue Date):	22 January 2010
8	Maturity Date:		22 January 2014
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		9.50 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	9.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	22 January in each year, commencing 22 January 2011 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount:	TRY 95 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable

20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	TRY 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked	As set out in the Conditions

	Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Istanbul and London
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable

33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealer's Commission:	1.400 per cent. selling commission 0.225 per cent. management and underwriting commission
37	If non-syndicated, name and address of Dealer:		**Royal Bank of Canada Europe Limited** 71 Queen Victoria Street London EC4V 4DE United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		<u>**Turkey**</u> Each Manager has acknowledged that the Notes have not been, and will not be, registered with the Turkish Capital Markets Board (**"CMB"**) under the provisions of Law no. 2499 of the Republic of Turkey relating to capital markets (the "**Capital Markets Law**"). The Managers have represented and agreed that no disclosure document nor any other offering material related to the offering will be utilised in connection with any general offering to the public within the Republic of Turkey for the purpose of the sale of the Notes (or beneficial interests therein) without the prior approval of the CMB. In addition, the Managers have represented and agreed that they have not sold or caused to be sold

		and will not sell or cause to be sold outside Turkey the Notes (or beneficial interests therein) to residents of Turkey, unless such sale is authorised pursuant to Article 15(d)(ii) of Decree 32 (as amended from time to time) and the CMB regulations.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.474790 producing a sum of (for Notes not denominated in Euro):	Euro 35,609,250
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date. The Notes are to be consolidated and form a single series with the Existing Notes on the Issue Date.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the Financial Market Authority (FMA) in Austria, *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Services Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de surveillance du secteur financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, Romanian National Securities Commission (*Comisia Naţională a Valorilor Mobiliare*) in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	TRY 73.929.092,47
(iii)	Estimated total expenses:	TRY 1.218.750 (being the combined management and underwriting commission and selling concession)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	The yield of the Notes is 9.766 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0458474383
(iii)	Common Code:	045847438
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable

(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2192A
TRANCHE NO: 1

ZAR 300,000,000 8.750 per cent. Fixed Rate Notes 2010 due 11 March 2014 (the "Notes")

Issue Price: 100.6525 per cent.

RBC Capital Markets

Daiwa Capital Markets Europe **Deutsche Bank**

KBC International Group **TD Securities**

Zurich Cantonalbank

The date of these Final Terms is 2 March 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated May 8, 2009, the supplemental Offering Circular dated October 23, 2009 and December 8, 2009, both relating to a recent development (the "**Offering Circular**") which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2192A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		South African Rand ("**ZAR**")
4	Aggregate Nominal Amount:		
	(i)	Series:	ZAR 300,000,000
	(ii)	Tranche:	ZAR 300,000,000
5	Issue Price:		100.6525 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	ZAR 5,000
	(ii)	Calculation Amount:	ZAR 5,000
7	(i)	Issue Date:	11 March 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not applicable
8	Maturity Date:		11 March 2014

9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		8.750 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	8.750 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	11 March in each year, commencing on 11 March 2011 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount(s):	ZAR 437.50 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual (ICMA) unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note**		Not Applicable

Provisions

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	ZAR 5,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	

(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)): — As set out in the Conditions

(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	New Global Notes	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and Johannesburg
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may

be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Royal Bank of Canada Europe Limited** 71 Queen Victoria Street London EC4V 4DE United Kingdom **Daiwa Capital Markets Europe Limited** 5 King William Street London EC4N 7AX United Kingdom **Deutsche Bank AG, London Branch** Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom **KBC Bank NV** Havenlaan 12 GKD/8742 B-1080 Brussels Belgium **The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom **Zurich Cantonalbank** Josefstrasse 222 CH-8005 Zurich Switzerland
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	1.400 per cent. selling commission 0.225 per cent. combined management and underwriting commission
37	If non-syndicated, name and		Not Applicable

	address of Dealer:	
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Republic of South Africa. Each Manager will be required to represent and agree that it has not and will not offer for sale or subscription or sell any Notes, directly or indirectly, within the Republic of South Africa or to any person, corporate or other entity resident in the Republic of South Africa except in accordance with South African exchange control regulations, and in circumstances which would not constitute an offer to the public within the meaning of the South African Companies Act, 1973 (as amended).
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.095398, producing a sum of (for Notes not denominated in Euro):	Euro 28,619,400
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 11 March 2010.
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,660

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk.

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores* (CNMV) in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Finanzmarktaufsicht (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, the *Comisia Natională a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	ZAR 297,082,500
(iii)	Estimated total expenses:	ZAR 4,875,000 selling concession and combined management and underwriting commission

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	8.551 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0491174347
(iii)	Common Code:	049117434
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation	Not Applicable

	Agent(s) (if different from Deutsche Bank AG, London Branch):	

12 General

(i)	Time period during which the offer is open:	30 days from 12 March 2010, provided that the offer period: (i) in Austria will not commence until the filing required by the competent authority of Austria has been duly made; and (ii) in Germany will not commence until the Final Terms have been published in accordance with Article 14 of the Prospectus Directive.
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable
(ix)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	Not Applicable


RECEIVED
2010 APR 28 A 9

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2163A
TRANCHE NO: 2

NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2010 due 27 January 2015 (the "Notes")

(to be consolidated and form a single series with the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2010 due 27 January 2015 issued on 27 January 2010)

Issue Price: 102.625 per cent. (plus 37 days' accrued interest from and including 27 January 2010 to but excluding 5 March 2010)

Rabobank International **TD Securities**

The date of these Final Terms is 3 March 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated May 8, 2009 and the supplemental Offering Circulars dated October 23, 2009 and December 8, 2009, both relating to a recent development (the "**Offering Circular**"), which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2163A
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		Norwegian Kroner ("**NOK**")
4	Aggregate Nominal Amount:		
	(i)	Series:	NOK 750,000,000
	(ii)	Tranche:	NOK 250,000,000
		If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible:	(to be consolidated and form a single series with the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2010 due 27 January 2015 issued on 27 January 2010)
5	Issue Price:		102.625 per cent. of the Aggregate Nominal Amount plus 37 days' accrued interest from and including 27 January 2010 to but excluding 5 March 2010
6	(i)	Specified Denominations:	NOK 10,000 and integral multiples thereof
	(ii)	Calculation Amount:	NOK 10,000

A11599566

7	(i)	Issue Date:	5 March 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	27 January 2010
8	Maturity Date:		27 January 2015
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		4.00 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	4.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	27 January in each year, commencing on 27 January 2011 up to and including the Maturity Date.
	(iii)	Fixed Coupon Amount(s):	NOK 400 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual (ICMA) unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	NOK 10,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes temporary Global Note exchangeable for a

A11599566

		permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and Oslo
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom

		The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	1.625 per cent. selling commission 0.25 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.124863, producing a sum of (for Notes not denominated in Euro):	Euro 31,215,750
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

A11599566

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date The Notes are to be consolidated and form a single series with the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2010 due 27 January 2015 issued on 27 January 2010 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	Euro 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores* (CNMV) in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Finanzmarktaufsicht (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, the *Comisia Natională a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	NOK 252,763,698.63
(iii)	Estimated total expenses:	NOK 4,812,500 (comprising a combined management selling and underwriting commission of NOK 4,687,500 and Managers' expenses of NOK 125,000)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	3.408 per cent. per annum
	The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0479655432
(iii)	Common Code:	047965543
(iv)	German WKN-code:	A1ASDE
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) *(if different from Deutsche Bank* AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable
(ix)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2193A
TRANCHE NO: 1

TRY 50,000,000 10.00 per cent. Fixed Rate Notes 2010 due 25 July 2013 (the "Notes")

Issue Price: 100.85 per cent

Rabobank International **TD Securities**

Deutsche Bank **ING**

KBC International Group **RBC Capital Markets**

Zurich Cantonalbank

The date of these Final Terms is 4 March 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated May 8, 2009 and the supplemental Offering Circulars dated 23 October 2009 and 8 December 2009, both relating to a recent development (together the '**Offering Circular**') which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the '**Prospectus Directive**'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and *www.bourse.lu*.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2193A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Turkish Lira ("**TRY**")
4	Aggregate Nominal Amount:		
	(i)	Series:	TRY 50,000,000
	(ii)	Tranche:	TRY 50,000,000
5	Issue Price:		100.85 per cent.
6	(i)	Specified Denominations:	TRY 1,000
	(ii)	Calculation Amount:	TRY 1,000
7	(i)	Issue Date:	8 March 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		25 July 2013

9	Domestic Note:		No
10	Interest Basis:		10.00 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	10.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	25 July in each year commencing on 25 July 2011 up to and including the Maturity Date
	(iii)	Fixed Coupon Amount:	TRY 100.00 per Calculation Amount
	(iv)	Broken Amount:	TRY 138.08 per Calculation Amount in respect of the period from and including the Issue Date to but excluding, 25 July 2011 (Long First Coupon)
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual – ICMA; unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	TRY 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked	As set out in the Conditions

		Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Istanbul, TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable

33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom **The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom **Deutsche Bank AG, London Branch** Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom **ING Belgium SA/NV** Avenue Marnix 24 B-1000 Brussels Belgium **KBC Bank NV** Havenlaan 12 GKD/8742 B-1080 Brussels Belgium

		Royal Bank of Canada Europe Limited 71 Queen Victoria Street London EC4V 4DE United Kingdom **Zurich Cantonalbank** Josefstrasse 222 8005 Zurich Switzerland
	(ii) Stabilising Manager(s) (if any):	The Toronto-Dominion Bank
	(iii) Managers' Commission:	1.400 per cent. selling commission and 0.225 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Turkey The Managers have acknowledged that the Notes have not been, and will not be, registered with the Turkish Capital Markets Board ("**CMB**") under the provisions of Law no. 2499 of the Republic of Turkey relating to capital markets. The Managers have represented and agreed that neither the Prospectus nor any other offering material related to the offering will be utilised in connection with any general offering to the public within the Republic of Turkey for the purpose of the sale of the Notes (or beneficial interests therein) without the prior approval of the CMB. In addition, the Managers have represented and agreed that they have not sold or caused to be sold and will not sell or cause to be sold outside Turkey the Notes (or beneficial interests therein) to residents of Turkey unless such sale is authorised pursuant to Article 15(d)(ii) of Decree 32 (as amended from time to time) and the CMB regulations.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable

42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.476988, producing a sum of (for Notes not denominated in Euro):	Euro 23,849,400
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date.
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,345

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores* (CNMV) in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, *Finanzmarktaufsicht* (*FMA*) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, the *Comisia Natională a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking Business
(ii)	Estimated net proceeds:	TRY 49,577,500
(iii)	Estimated total expenses:	TRY 847,500 (comprising a combined management, selling and underwriting commission of TRY 812,500 and Managers' expenses of TRY 35,000).

6 Yield

Indication of yield: 9.615 per cent. per annum.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0491763842
(iii)	Common Code:	049176384
(iv)	German WKN-code:	A1AT7A
(v)	Valoren Code:	CH11073239
(vi)	Private Placement number	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment

(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	From and including 3 March 2010 to 30 days from 8 March 2010, provided that the offer period: (i) in Austria will not commence until the filing required by the competent authority of Austria has been duly made; and (ii) in Germany will not commence until the Final Terms have been published in accordance with Article 14 of the Prospectus Directive
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable
(ix)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	Not Applicable


RECEIVED
2010 APR 28 A 9:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2145A
TRANCHE NO: 3

NOK 250,000,000 3.75 per cent. Fixed Rate Notes 2009 due 21 January 2014 (the "Notes")
(to be consolidated and form a single series with the NOK 500,000,000 3.75 per cent. Fixed Rate Notes 2009 due 21 January 2014 issued on 21 December 2009 and the NOK 500,000,000 3.75 per cent. Fixed Rate Notes 2009 due 21 January 2014 issued on 24 February 2010)

Issue Price: 101.975 per cent.
(plus 47 days' accrued interest from and including 21 January 2010 to but excluding 9 March 2010)

Deutsche Bank **Rabobank International**

The date of these Final Terms is 5 March 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated May 8, 2009 and the supplemental Offering Circulars dated October 23, 2009 and December 8, 2009, both relating to a recent development (the "**Offering Circular**"), which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.**Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.**

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2145A
	(ii)	Tranche Number:	3
3	Specified Currency or Currencies:		Norwegian Kroner ("**NOK**")
4	Aggregate Nominal Amount:		
	(i)	Series:	NOK 1,250,000,000
	(ii)	Tranche:	NOK 250,000,000
		If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible.	To be consolidated and form a single series with the NOK 500,000,000 3.75 per cent. Fixed Rate Notes 2009 due 21 January 2014 issued on 21 December 2009 and the NOK 500,000,000 3.75 per cent. Fixed Rate Notes 2009 due 21 January 2014 issued on 24 February 2010
5	Issue Price:		101.975 per cent. of the Aggregate Nominal Amount (plus 47 days' accrued interest from and including 21 January 2010 to but excluding 9 March 2010)
6	(i)	Specified Denominations:	NOK 10,000 and integral multiples thereof

A11788833

	(ii)	Calculation Amount:	NOK 10,000
7	(i)	Issue Date:	9 March 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	21 January 2010
8	Maturity Date:		21 January 2014
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		3.75 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	3.75 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	21 January in each year and ending on the Maturity Date
	(iii)	Fixed Coupon Amount(s):	NOK 375 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual (ICMA); unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	NOK 10,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a

A11788833

		permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	TARGET and Oslo
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Deutsche Bank AG, London Branch** Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom **Coöperatieve Centrale Raiffeisen-**

		Boerenleenbank B.A. (Rabobank International) Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii) Stabilising Manager(s) (if any):	Deutsche Bank AG, London Branch
	(iii) Managers' Commission:	1.40 per cent. selling commission 0.225 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.123874, producing a sum of (for Notes not denominated in Euro):	Euro 30,968,500
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

A11788833

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 9 March 2010 The Notes are to be consolidated and form a single series with the NOK 500,000,000 3.75 per cent. Fixed Rate Notes 2009 due 21 January 2014 issued on 21 December 2009 and the NOK 500,000,000 3.75 per cent. Fixed Rate Notes 2009 due 21 January 2014 issued on 24 February 2010 which are listed on the Luxembourg Stock Exchange
(iii)	Estimate of total expenses related to admission to trading:	Euro 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores* (CNMV) in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Finanzmarktaufsicht (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, the *Comisia Natională a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	NOK 251,957,191.78 (including 47 days' accrued interest)
(iii)	Estimated total expenses:	NOK 4,187,500 (comprising a combined management selling and underwriting commission of NOK 4,062,500 and Managers' expenses of NOK 125,000)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	3.198 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:		No
(ii)	(a)	Temporary ISIN:	XS0493245376
	(b)	ISIN:	XS0473470176
(iii)	(a)	Temporary Common Code:	049324537
	(b)	Common Code:	047347017
(iv)	(a)	Temporary German WKN-code:	A1AUFY
	(b)	German WKN-code:	A1AQ5L
(v)	Private Placement number:		Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):		Not Applicable
(vii)	Delivery:		Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):		Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):		Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable

(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable
(ix)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	Not Applicable

A11788833

Execution Copy

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2182A
TRANCHE NO: 1
CHF 250,000,000 Floating Rate Notes 2010 due 9 March 2012 (the "Notes")

Issue Price: 100.05 per cent.

BNP Paribas (Suisse) SA **Bank Sarasin & Co. Ltd**

The date of these Final Terms is 5 March 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 8 May 2009 and the supplemental Offering Circulars dated 23 October 2009 and 8 December 2009, both relating to a recent development (the "**Offering Circular**"), which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

In conjunction with the issue of, and the admission to trading of, the Notes on SIX Swiss Exchange, a listing prospectus has been prepared dated 5 March 2010 (the "**Listing Prospectus**") by Rabobank Nederland.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2182A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Swiss Francs ("**CHF**")
4	Aggregate Nominal Amount:		
	(i)	Series:	CHF 250,000,000
	(ii)	Tranche:	CHF 250,000,000
5	Issue Price:		100.05 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	CHF 5,000 and integral multiples thereof
	(ii)	Calculation Amount:	CHF 5,000
7	(i)	Issue Date:	9 March 2010

	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		9 March 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		3 months CHF Libor + 0.02 per cent. Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(iii)	Status of the Notes:	Senior
	(iv)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Provisions**		Applicable
	(i)	Interest Period(s):	The period beginning on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) any Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	9 June, 9 September, 9 December and 9 March in each year from and including the Maturity Date.
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(*a*)):	TARGET and Zurich
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Interest Period Date(s):	Not Applicable
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	BNP Paribas (Suisse) SA

	(viii)	Screen Rate Determination (Condition 1(*a*)):	Applicable
	-	Reference Rate:	3-months CHF Libor
	-	Interest Determination Date:	Two (2) Busines Days in London prior to each Interest Period
	-	Relevant Screen Page:	Reuters page LIBOR02 (or its equivalent for the time being)
	(ix)	ISDA Determination (Condition 1(*a*)):	Not Applicable
	(x)	Margin(s):	+0.02 per cent. per annum
	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(*a*)):	Actual/360 ,adjusted
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	CHF 5,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) payable per Specified Denomination and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes The Notes will be represented by a Permanent Global Note (the "**Permanent Global Note**") substantially in the form attached to the supplemental agency agreement dated 5 March 2010 (the "**Supplemental Agency Agreement**") between the Issuer, BNP Paribas (Suisse) S.A. in its capacity as the issuing and principal Swiss paying agent (the "**Issuing and Principal Swiss Paying Agent**") and others.
	New Global Notes:	No

For the purpose of this Series only, Condition 2 shall be amended and supplemented as follows:

"The aggregate Principal Amount of the Notes of CHF 250,000,000 is divided into Notes with denominations of CHF 5,000 (five thousand Swiss francs) per Note and integral multiples thereof.

The Notes and all rights in connection therewith are documented in the form of a Permanent Global Note which shall be deposited by the Issuing and Principal Swiss Paying Agent with SIX SIS AG, the Swiss Securities Services Corporation located in Olten, Switzerland or any other intermediary in Switzerland recognized for such purposes by SIX Swiss Exchange Ltd (SIX SIS Ltd or any such other intermediary, the "**Intermediary**"). Once the Permanent Global Note is deposited with the Intermediary and entered into the accounts of one or more participants of the Intermediary, the Notes will constitute intermediated securities (*Bucheffekten*) ("**Intermediated Securities**") in accordance with the provisions of the Swiss Federal Intermediated Securities Act (*Bucheffektengesetz*).

Each Holder (as defined below) shall have a quotal co-ownership interest (*Miteigentumsanteil*) in the Permanent Global Note to the extent of his claim against the Issuer, provided that for so long as the Permanent Global Note remains deposited with the Intermediary the co-ownership interest shall be suspended and the Notes may only be transferred or otherwise disposed of in accordance with the provisions of the Swiss Federal Intermediated Securities Act, i.e., by the entry of the transferred Notes in a securities account of the transferee.

The records of the Intermediary will determine the number of Notes held through each participant in that Intermediary. In respect of the Notes held in the form of Intermediated Securities, the holders of the Notes (the "**Holders**") will be the persons holding the Bonds in a securities account in their own name and for their own account.

Neither the Issuer nor the Holders shall at any time have the right to effect or demand the conversion of the Permanent Global Note into, or the delivery of, uncertificated securities (*Wertrechte*) or Definitive Notes (*Wertpapiere*).

No physical delivery of the Notes shall be made unless and until Definitive Notes are printed in bearer form at the expense of the Issuer. Notes may only be printed, in whole, but not in part, if the Issuing and Principal Swiss Paying Agent (i) determines that the presentation of Definitive Notes is required by Swiss or other applicable laws and regulations in connection with the enforcement of rights or (ii) deems the printing and delivery of Definitive Notes to be useful or desirable for any other reason. Should the Issuing and Principal Swiss Paying Agent so determine, it shall provide for the printing of Definitive Notes without cost to the Holders. Upon delivery of the Definitive Notes, the Permanent Global Note will immediately be cancelled by the Issuing and Principal Swiss Paying Agent and the Definitive Notes shall be delivered to the Holders against cancellation of the Notes in the Holders' securities accounts."

29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	TARGET and Zurich
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	
	(i) Payments:	Payments of principal and interest in respect of the Notes (denominated in Swiss Francs) will be made irrespective of any present or

future transfer restrictions and without regard to any bilateral or multilateral payment or clearing agreement which may be applicable at the time of such payments in freely disposable Swiss Francs without collection costs in Switzerland and without any restrictions and irrespective of nationality, domicile or residence of a Noteholder or Couponholder and without requiring any certification, affidavit or the fulfilment of any other formality.

The receipt by the Issuing and Principal Swiss Paying Agent of the due and punctual payment of the funds in Swiss Francs in Geneva releases the Issuer from its obligation under the Notes and Coupons for the payment of interest and principal due on the respective payment dates to the extent of such payment.

Condition 10(a) shall be construed accordingly.

(ii) Paying Agents: In respect of the Notes (denominated in Swiss Francs), the Issuer will at all times maintain a Paying Agent having a specified office in Switzerland and will at no time maintain a Paying Agent having a specified office outside Switzerland in relation to such Notes.

Condition 10(e) shall be construed accordingly.

(iii) Notices: So long as the Notes are listed on SIX Swiss Exchange and so long as the rules of SIX Swiss Exchange so require, all notices in respect of the Notes will be validly given through the Issuing and Principal Swiss Paying Agent (i) by means of electronic publication on the internet website of SIX Swiss Exchange (www.six-swiss-exchange.com/marketpulse/news/official_notices_en.html), or (ii) otherwise in accordance with the regulations of SIX Swiss Exchange.

Condition 17 shall be construed accordingly.

DISTRIBUTION

36 (i) If syndicated, names and addresses of Managers: **Joint-Lead Managers**

			BNP Paribas (Suisse) SA 2, place de Hollande 1204 Geneva Switzerland Bank Sarasin & Co. Ltd Elizabethenstrasse 62 CH-4051 Basel Switzerland
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	The Joint-Lead Managers will receive a combined management and underwriting commission of 0.07 per cent. for account of the Managers
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules applicable in accordance with usual Swiss practice
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate 0.682635, producing a sum of (for Notes not denominated in Euro):	Euro 170,658,750
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	SIX Swiss Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be provisionally admitted to trading on SIX Swiss Exchange with effect from 4 March 2010 until 6 March 2012.
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's, an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores* (CNMV) in Spain, *Autorité des marchés financiers* (AMF) in France, the Financial Regulator in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, *Finanzmarktaufsicht* (FMA) in Austria, *Finanssivalvonta* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, the *Comisia Naţională a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular and the Listing Prospectus so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	CHF 249,825,000.00
(iii)	Estimated total expenses:	CHF 300,000 (comprising CHF 125,000 Joint Lead Managers' expenses and CHF 175,000 combined management and underwriting commission.)

6 Yield

(i)	Indication of yield:	Not Applicable

7 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	CH0110176549
(iii)	Common Code:	048775691
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	SIX SIS AG, the Swiss Securities Services Corporation in Olten, Switzerland Swiss Security Number: 11.017.654
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	BNP Paribas (Suisse) SA, 2, place de Hollande, 1204 Geneva, Switzerland, shall act as issuing and principal paying agent in Switzerland (the "**Issuing and Principal Swiss Paying Agent**") in respect of the Notes. All references in the Terms and Conditions of the Notes to the Fiscal Agent shall be deemed to be references to the Issuing and Principal Swiss Paying Agent.
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	BNP Paribas (Suisse) SA, 2, place de Hollande, 1204 Geneva, Switzerland

8 General

(i)	Time period during which the offer is open:	Not Applicable

(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable


RECEIVED
2010 APR 28 A 9:17

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2061A
TRANCHE NO: 5

AUD 25,000,000 6.625 per cent. Fixed Rate Notes 2010 due 6 August 2014 (the "Notes")

(to be consolidated and form a single series with the AUD 200,000,000 6.625 per cent. Fixed Rate Notes 2009 due 6 August 2014 issued on 6 August 2009, the AUD 100,000,000 6.625 per cent. Fixed Rate Notes 2009 due 6 August 2014 issued on 17 August 2009, the AUD 75,000,000 6.625 per cent. Fixed Rate Notes 2009 due 6 August 2014 issued on 23 September 2009 and the AUD 75,000,000 6.625 per cent. Fixed Rate Notes 2009 due 6 August 2014 issued on 29 October 2009)

Issue Price: 103.025 per cent. (plus 229 days' accrued interest from and including 6 August 2009 to but excluding 23 March 2010)

TD Securities

The date of these Final Terms is 19 March 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 and the supplemental Offering Circular dated October 23, 2009 and 8 December 2009, both relating to a recent development, which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	2061A
	(ii)	Tranche Number:	5
		If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible:	to be consolidated and form a single series with the AUD 200,000,000 6.625 per cent. Notes 2009 due 6 August 2014 issued on 6 August 2009, the AUD 100,000,000 6.625 per cent. Fixed Rate Notes 2009 due 6 August 2014 issued on 17 August 2009, the AUD 75,000,000 6.625 per cent. Notes 2009 due 6 August 2014 issued on 23 September 2009 and the AUD 75,000,000 6.625 per cent. Notes 2009 due 6 August 2014 issued on 29 October 2009
3	Specified Currency or Currencies:		Australian Dollars ("**AUD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 475,000,000
	(ii)	Tranche:	AUD 25,000,000
5	Issue Price:		103.025 per cent. of the Aggregate Nominal Amount plus 229 days' accrued interest from and including 6 August 2009 to but excluding

			23 March 2010
6	(i)	Specified Denominations:	AUD 1,000 and integral multiples thereof
	(ii)	Calculation Amount:	AUD 1,000
7	(i)	Issue Date:	23 March 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	6 August 2009
8	Maturity Date:		6 August 2014
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		6.625 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	6.625 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	6 August in each year commencing on 6 August 2010 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount(s):	AUD 66.25 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual (ICMA), following unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	AUD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note

	New Global Notes	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and Sydney
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	1.625 per cent. selling commission 0.25 per cent. combined management and underwriting commission

37	If non-syndicated, name and address of Dealer:	**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.666667, producing a sum of (for Notes not denominated in Euro):	Euro 16,666,675
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 23 March 2010. The Notes are to be consolidated and form a single series with the AUD 200,000,000 6.625 per cent. Notes due 6 August 2014 issued on 6 August 2009, the AUD 100,000,000 6.625 per cent. Fixed Rate Notes 2009 due 6 August 2014 issued on 17 August 2009, the AUD 75,000,000 6.625 per cent. Notes due 6 August 2014 issued on 23 September 2009 and the AUD 75,000,000 6.625 per cent. Notes due 6 August 2014 issued on 29 October 2010 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating:

The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Comisia Nationala a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 26,311,626.71
(iii)	Estimated total expenses:	AUD 483,750 (comprising a combined management selling and underwriting commission of AUD 468,750 and Managers' expenses of AUD 15,000)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	5,810 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which	No

	would allow Eurosystem eligibility:	
(ii)	Permanent ISIN:	XS0442441522
(iii)	Temporary ISIN:	XS0496783472
(iv)	Permanent Common Code:	044244152
(v)	Temporary Common Code:	049678347
(vi)	Permanent German WKN-code:	A1AKUP
(vii)	Temporary German WKN-code:	A1AU38
(viii)	Permanent Valoren Code:	CH10396716
(ix)	Temporary Valoren Code:	CH11145206
(x)	Private Placement number:	Not Applicable
(xi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(xii)	Delivery:	Delivery against payment
(xiii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(xiv)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable
(ix)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before	Not Applicable

notification is made:


RECEIVED
2010 APR 28 A 9:17

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2118A

TRANCHE NO: 7

TRY 50,000,000 9.50 per cent. Fixed Rate Notes 2010 due 22 January 2014 (the "Notes")

(to be consolidated and form a single series with the TRY 50,000,000 9.50 per cent. Fixed Rate Notes 2009 and the TRY 25,000,000 9.50 per cent. Fixed Rate Notes 2009 due 22 January 2014 issued on 22 October 2009, the TRY 50,000,000 9.50 per cent. Fixed Rate Notes 2009 due 22 January 2014 issued on 16 November 2009, the TRY 50,000,000 9.50 per cent. Fixed Rate Notes 2009 due 22 January 2014 issued on 16 December 2009, the TRY 50,000,000 9.50 per cent. Fixed Rate Notes 2010 due 22 January 2014 issued on 22 January 2010, the TRY 50,000,000 9.50 per cent. Fixed Rate Notes 2010 due 22 January 2014 issued on 11 February 2010 and the TRY 75,000,000 9.50 per cent. Fixed Rate Notes 2010 due 22 January 2014 issued on 4 March 2010 (together the "Existing Notes")

Issue Price of the Notes: 99.75 per cent. (plus 61 days accrued interest from and including 22 January 2010 to, but excluding, the Issue Date)

RBC Capital Markets

The date of these Final Terms is 22 March 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 and the supplemental Offering Circulars dated 23 October 2009 and 8 December 2009, both relating to a recent development, which constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2118A
	(ii)	Tranche Number:	7
3	Specified Currency or Currencies:		New Turkish Lira ("**TRY**")
4	Aggregate Nominal Amount:		
	(i)	Series:	TRY 400,000,000
	(ii)	Tranche:	TRY 50,000,000
			On the Issue Date the Notes will be consolidated and form a single series with the Existing Notes
5	Issue Price:		99.75 per cent. of the Aggregate Nominal Amount . (plus 61 days accrued interest from and including 22 January 2010 to, but excluding, the Issue Date)
6	(i)	Specified Denominations:	TRY 1,000
	(ii)	Calculation Amount:	TRY 1,000
7	(i)	Issue Date:	24 March 2010

	(ii)	Interest Commencement Date (if different from the Issue Date):	22 January 2010
8	Maturity Date:		22 January 2014
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		9.50 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	9.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	22 January in each year, commencing 22 January 2011 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount:	TRY 95 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable

20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	TRY 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked	As set out in the Conditions

	Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note not less than 40 days after the Issue Date which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Istanbul and London
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable

33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Dealer's Commission:	1.400 per cent. selling commission 0.225 per cent. management and underwriting commission
37	If non-syndicated, name and address of Dealer:	**Royal Bank of Canada Europe Limited** 71 Queen Victoria Street London EC4V 4DE United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	**Turkey**

Each Manager has acknowledged that the Notes have not been, and will not be, registered with the Turkish Capital Markets Board ("**CMB**") under the provisions of Law no. 2499 of the Republic of Turkey relating to capital markets (the "**Capital Markets Law**"). The Managers have represented and agreed that no disclosure document nor any other offering material related to the offering will be utilised in connection with any general offering to the public within the Republic of Turkey for the purpose of the sale of the Notes (or beneficial interests therein) without the prior approval of the CMB.

In addition, the Managers have represented and agreed that they have not sold or caused to be sold

		and will not sell or cause to be sold outside Turkey the Notes (or beneficial interests therein) to residents of Turkey, unless such sale is authorised pursuant to Article 15(d)(ii) of Decree 32 (as amended from time to time) and the CMB regulations.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.478448 producing a sum of (for Notes not denominated in Euro):	Euro 23,922,400
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date. The Notes are to be consolidated and form a single series with the Existing Notes on the Issue Date.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the Financial Market Authority (FMA) in Austria, *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Services Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de surveillance du secteur financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, Romanian National Securities Commission (*Comisia Naţională a Valorilor Mobiliare*) in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	TRY 49,856,335.62
(iii)	Estimated total expenses:	TRY 812,500.00 (being the combined management and underwriting commission and selling concession)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	The yield of the Notes is 9.562 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0458474383
(iii)	Common Code:	045847438
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable

(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2155A
TRANCHE NO: 3

AUD 50,000,000 6.25 per cent. Fixed Rate Notes 2010 due 20 January 2014 (the "Notes")

(to be consolidated and form a single series with the Issuer's AUD 100,000,000 6.25 per cent. Fixed Rate Notes 2010 due 20 January 2014 issued on 20 January 2010 and the Issuer's AUD 50,000,000 6.25 per cent. Fixed Rate Notes 2010 due 20 January 2014 issued on 17 February 2010 (together, the "Existing Notes"))

Issue Price: 101.610 per cent.

(plus 64 days' accrued interest from and including 20 January 2010 to but excluding 25 March 2010)

RBC Capital Markets **Rabobank International**

The date of these Final Terms is 23 March 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated May 8, 2009, which, together with the supplemental Offering Circulars dated October 23, 2009 and December 8, 2009, both relating to a recent development, which together constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") (the "**Offering Circular**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	2155A
	(ii)	Tranche Number:	3 On the Issue Date the Notes will be consolidated and form a single series with the Existing Notes.
3	Specified Currency or Currencies:		Australian Dollars ("**AUD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 200,000,000
	(ii)	Tranche:	AUD 50,000,000
5	Issue Price:		101.610 per cent. of the Aggregate Nominal Amount (plus 64 days' accrued interest from and including 20 January 2010 to but excluding 25 March 2010)
6	(i)	Specified Denominations:	AUD 1,000 and integral multiples thereof
	(ii)	Calculation Amount:	AUD 1,000
7	(i)	Issue Date:	25 March 2010
	(ii)	Interest Commencement Date:	20 January 2010

	Date (if different from the Issue Date):	
8	Maturity Date:	20 January 2014
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	6.25 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	6.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	20 January in each year, commencing on 20 January 2011
	(iii)	Fixed Coupon Amount(s):	AUD 62.50 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual-ICMA unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	AUD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes	No

		Temporary Global Note exchangeable 40 days after the Issue Date for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Sydney and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Royal Bank of Canada Europe Limited** 71 Queen Victoria Street London EC4V 4DE United Kingdom

		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	1.400 per cent. selling commission 0.225 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.662651, producing a sum of (for Notes not denominated in Euro):	Euro 33,132,550
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

A11834099

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 25 March 2010. On the Issue Date the Notes will be consolidated and form a single series with the Existing Notes which have already been admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	Euro 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by S&P, an AAA rating means that the Notes have the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk.

As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores* (CNMV) in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Finanzmarktaufsicht (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, the *Comisia Natională a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 50,540,445.21 (being the proceeds of AUD 49,992,500 plus 64 days' accrued interest of AUD 547,945.21)
(iii)	Estimated total expenses:	AUD 812,500 (comprising a combined management selling and underwriting commission)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	5.761 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0477495658
(iii)	Common Code:	047749565
(iv)	German WKN-code:	Not Applicable
(v)	Valoren Code:	Not Applicable
(vi)	Private Placement number:	Not Applicable

(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable
(ix)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	Not Applicable


RECEIVED
2010 APR 28 A 9:17

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2200A
TRANCHE NO: 1
GBP 4,500,000 Floating Rate Notes 2010 due 29 March 2013 (the "Notes")

Issue Price: 100 per cent.

Rabobank International

The date of these Final Terms is 26 March 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 and the supplemental Offering Circular dated 23 October 2009 and 8 December 2009, both relating to a recent development, which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2200A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Sterling (**"GBP"**)
4	Aggregate Nominal Amount:		
	(i)	Series:	GBP 4,500,000
	(ii)	Tranche:	GBP 4,500,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	GBP 1,000
	(ii)	Calculation Amount:	GBP 1,000
7	(i)	Issue Date:	29 March 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		Specified Interest Payment Date falling on or nearest to 29 March 2013

9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	3 month GBP-LIBOR-BBA Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period commencing on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period commencing on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	29 March in each year, commencing on 29 March 2011 and ending on the Maturity Date
	(iii) Business Day Convention:	Not Applicable
	(iv) Business Centre(s) (Condition 1(*a*)):	Not Applicable
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination
	(vi) Interest Period Date(s):	Not Applicable
	(vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), Utrecht Branch
	(viii) Screen Rate Determination (Condition 1(*a*)):	Not Applicable
	(ix) ISDA Determination (Condition 1(*a*)):)	Applicable

	- Floating Rate Option:	GBP-LIBOR-BBA
	- Designated Maturity:	3 months
	- Reset Date:	The first date of each Interest Period
	- ISDA Definitions: *(if different from those set out in the Conditions)*	Not Applicable
(x)	Margin(s):	Not Applicable
(xi)	Minimum Rate of Interest:	1.00 per cent. per annum
(xii)	Maximum Rate of Interest:	4.50 per cent. per annum
(xiii)	Day Count Fraction (Condition 1(*a*)):	30/360, unadjusted
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	GBP 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a)	As set out in the Conditions

on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):

(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Condition 10(h) shall be amended by the addition of the following words after "next following business day"
		",unless such day falls into the next calendar month, the Payment Day shall be the preceding Business Day",
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers'/Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International), Thames Court, One Queenhithe, London EC4V 3RL, United Kingdom

If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland

38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.1100 producing a sum of (for Notes not denominated in Euro):	EUR 4,995,000
43	In the case of Notes listed on Euronext Amsterdam:	Applicable

(i)	Numbering and letters:	Not Applicable
(ii)	Amsterdam Listing Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
(iii)	Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext, Amsterdam with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,750

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva),* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliàrios (CMVM)* in Portugal, *Comisia Naţională a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the *Financial Services Authority (FSA)* in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue/offer

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking Business
(ii)	Estimated net proceeds	GBP 4,500,000
(iii)	Estimated total expenses:	Not Applicable

6 Yield *(Fixed Rate Notes Only)*

Indication of yield: Not Applicable

7 Historic interest rates (Floating Rate Notes only)

Details of historic GBP LIBOR rates can be obtained from Reuters LIBOR01.

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(iv)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
(v)	ISIN Code:	XS0494598401
(vi)	Common Code:	049459840
(vii)	German WKN-code:	Not Applicable
(viii)	Private Placement number	Not Applicable
(ix)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Applicable SIX SIS AG: Swiss Valoren code: 11113554
	(i) The Depository Trust Company	Not Applicable

(x)	Delivery:	Delivery against payment
(xi)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(xii)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), Utrecht Branch Croeselaan 18 3521 CB Utrecht The Netherlands

12 General Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2013A
TRANCHE NO: 11
NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2010 due 29 May 2013 (the "Notes")

(to be consolidated and form a single series with the NOK 750,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 29 May 2009, the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 18 June 2009, the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 22 July 2009, the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 10 August 2009, the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 1 September 2009, the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 9 October 2009, the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 6 November 2009, the NOK 300,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 4 December 2009, the NOK 350,000,000 4.00 per cent. Fixed Rate Notes 2010 due 29 May 2013 issued on 12 January 2010 and the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2010 due 29 May 2013 issued on 19 February 2010)

Issue Price: 103.15 per cent. (plus 305 days' accrued interest from and including 29 May 2009 to but excluding 30 March 2010)

TD Securities **Rabobank International**

The date of these Final Terms is 26 March 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 and the supplemental Offering Circulars dated October 23, 2009 and December 8, 2009, each relating to a recent development, which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular, as so supplemented. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(ii)	Series Number:	2013A
	(iii)	Tranche Number:	11
3	Specified Currency or Currencies:		Norwegian Krone ("NOK")
4	Aggregate Nominal Amount:		
	(i)	Series:	NOK 4,150,000,000
	(ii)	Tranche:	NOK 250,000,000
		If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible:	(to be consolidated and form a single series with the NOK 750,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 29 May 2009, the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 18 June 2009, the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 22 July 2009, the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 10 August 2009, the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 1 September 2009, the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 9 October 2009, the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 6 November 2009, the NOK 300,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 4 December 2009, the NOK 350,000,000 4.00 per cent. Fixed Rate Notes 2010

		due 29 May 2013 issued on 12 January 2010 and the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2010 due 29 May 2013 issued on 19 February 2010)
5	Issue Price:	103.15 per cent. of the Aggregate Nominal Amount plus 305 days' accrued interest from and including 29 May 2009 to but excluding 30 March 2010
6	(i) Specified Denominations:	NOK 10,000
	(ii) Calculation Amount:	NOK 10,000
7	(i) Issue Date:	30 March 2010
	(ii) Interest Commencement Date:	29 May 2009
8	Maturity Date:	29 May 2013
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	4.00 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	4.00 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	29 May in each year, commencing 29 May 2010 up to and including the Maturity Date
	(iii) Fixed Coupon Amount:	NOK 400 per Calculation Amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(*a*)):	Actual/Actual (ICMA) unadjusted
	(vi) Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable

19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	NOK 10,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	Unmatured Coupons to become void upon early redemption (Bearer Notes	No

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2013A
TRANCHE NO: 11
NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2010 due 29 May 2013 (the "Notes")

(to be consolidated and form a single series with the NOK 750,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 29 May 2009, the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 18 June 2009, the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 22 July 2009, the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 10 August 2009, the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 1 September 2009, the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 9 October 2009, the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 6 November 2009, the NOK 300,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 4 December 2009, the NOK 350,000,000 4.00 per cent. Fixed Rate Notes 2010 due 29 May 2013 issued on 12 January 2010 and the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2010 due 29 May 2013 issued on 19 February 2010)

Issue Price: 103.15 per cent. (plus 305 days' accrued interest from and including 29 May 2009 to but excluding 30 March 2010)

TD Securities **Rabobank International**

The date of these Final Terms is 26 March 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 and the supplemental Offering Circulars dated October 23, 2009 and December 8, 2009, each relating to a recent development, which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular, as so supplemented. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(ii)	Series Number:	2013A
	(iii)	Tranche Number:	11
3	Specified Currency or Currencies:		Norwegian Krone ("NOK")
4	Aggregate Nominal Amount:		
	(i)	Series:	NOK 4,150,000,000
	(ii)	Tranche:	NOK 250,000,000
		If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible:	(to be consolidated and form a single series with the NOK 750,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 29 May 2009, the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 18 June 2009, the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 22 July 2009, the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 10 August 2009, the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 1 September 2009, the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 9 October 2009, the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 6 November 2009, the NOK 300,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 4 December 2009, the NOK 350,000,000 4.00 per cent. Fixed Rate Notes 2010

		due 29 May 2013 issued on 12 January 2010 and the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2010 due 29 May 2013 issued on 19 February 2010)
5	Issue Price:	103.15 per cent. of the Aggregate Nominal Amount plus 305 days' accrued interest from and including 29 May 2009 to but excluding 30 March 2010
6	(i) Specified Denominations:	NOK 10,000
	(ii) Calculation Amount:	NOK 10,000
7	(i) Issue Date:	30 March 2010
	(ii) Interest Commencement Date:	29 May 2009
8	Maturity Date:	29 May 2013
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	4.00 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	4.00 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	29 May in each year, commencing 29 May 2010 up to and including the Maturity Date
	(iii) Fixed Coupon Amount:	NOK 400 per Calculation Amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(*a*)):	Actual/Actual (ICMA) unadjusted
	(vi) Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable

19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	NOK 10,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	Unmatured Coupons to become void upon early redemption (Bearer Notes	No

A11464412

only) (Condition 10(*f*)):

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Oslo
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager	Not Applicable
	(iii)	Managers' Commission:	Total Commission of 1.625 per cent. (0.225 per cent. combined management and underwriting commission and 1.400 per cent. selling concession)
37		If non-syndicated, name and address of Dealer:	Not Applicable
38		Applicable TEFRA exemption:	D Rules
39		Additional selling restrictions:	Not Applicable
40		Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.123746, producing a sum of:	Euro 30,936,500
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Regulated Market of the Luxembourg Stock Exchange with effect from the Issue Date. The Notes are to be consolidated and form a single series with the NOK 750,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 29 May 2009, the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 18 June 2009, the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 22 July 2009, the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 10 August 2009, the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 1 September 2009, the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 9 October 2009, the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 6 November 2009, the NOK 300,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 4 December 2009, the NOK 350,000,000 4.00 per cent. Fixed Rate Notes 2010 due 29 May 2013 issued on 12 January 2010 and the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2010 due 29 May 2013 issued on 19 February 2010, which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd: AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Comisia Nationala a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	NOK 262,043,664.38 (including 305 days' accrued interest)
(iii)	Estimated total expenses:	NOK 4,187,500 (comprising NOK 125,000 Managers' expenses and NOK 4,062,500 selling concession and a combined management, and underwriting commission)

6 Yield

Indication of yield:	2.940 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No

(ii)	ISIN Code:	XS0429483224
(iii)	Common Code:	042948322
(iv)	German WKN-code:	A1AGZP
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable


RECEIVED
2010 APR 28 A 9:17

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2133A
TRANCHE NO: 5

AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2010 due 15 January 2013 (the "Notes")

(to be consolidated and form a single series with the AUD 200,000,000 6.00 per cent. Fixed Rate Notes 2009 due 15 January 2013 issued on 8 December 2009, the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2010 due 15 January 2013 issued on 11 January 2010, the AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2010 due 15 January 2013 issued on 5 February 2010 and the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2010 due 15 January 2013 issued on 10 March 2010) (the "Original Notes")

Issue Price: 100.965 per cent. plus 112 days' accrued interest from and including 8 December 2009 to but excluding 30 March 2010

TD Securities **Rabobank International**

The date of these Final Terms is 26 March 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 8, 2009 and the supplemental Offering Circulars dated October 23, 2009 and December 8, 2009, both relating to a recent development, which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	2133A
	(ii)	Tranche Number:	5
			To be consolidated and form a single series with the Original Notes on the Issue Date
3	Specified Currency or Currencies:		Australian Dollars ("**AUD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 450,000,000
	(ii)	Tranche:	AUD 50,000,000
5	Issue Price:		100.965 per cent. of the Aggregate Nominal Amount plus 112 days' accrued interest from and including 8 December 2009 to but excluding 30 March 2010
6	(i)	Specified Denominations:	AUD 1,000 and integral multiples thereof
	(ii)	Calculation Amount:	AUD 1,000
7	(i)	Issue Date:	30 March 2010
	(ii)	Interest Commencement	8 December 2009

		Date (if different from the Issue Date):	
8	Maturity Date:		15 January 2013
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		6.00 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	6.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	15 January in each year, commencing on 15 January 2011
	(iii)	Fixed Coupon Amount(s):	AUD 60.00 per Calculation Amount
	(iv)	Broken Amount:	AUD 66.25 per Calculation Amount in respect of the period from, and including 8 December 2009 to, but excluding, 15 January 2011
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual (ICMA), unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable

20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**		AUD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and Sydney
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names	**The Toronto-Dominion Bank**

		and addresses of Managers:	Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	1.1875 per cent. selling commission 0.1875 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.682927, producing a sum of (for Notes not denominated in Euro):	Euro 34,146,350
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date. The Notes are to be consolidated and form a single series with the Original Notes issued on 10 March 2010 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	Euro 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores* (CNMV) in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Finanzmarktaufsicht (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, the *Comisia Natională a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 50,685,547.95 (including 112 days' accrued interest)
(iii)	Estimated total expenses:	AUD 717,500 (comprising a combined management selling and underwriting commission of AUD 687,500 and Managers' expenses of AUD 30,000)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield: 5.597 per cent. per annum

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0469009285
(iii)	Common Code:	046900928
(iv)	German WKN-code:	A1AP78
(v)	Valoren Code:	CH10751512
(vi)	Private Placement number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

(ix)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2138A
TRANCHE NO: 4

AUD 50,000,000 6.50 per cent. Fixed Rate Notes 2010 due 15 January 2015 (the "Notes")

(to be consolidated and form a single series with the AUD 100,000,000 6.50 per cent. Fixed Rate Notes 2009 due 15 January 2015 issued on 16 December 2009, the AUD 25,000,000 6.50 per cent. Fixed Rate Notes 2010 due 15 January 2015 issued on 20 January 2010 and the AUD 50,000,000 6.50 per cent. Fixed Rate Notes 2010 due 15 January 2015 issued on 24 February 2010)

Issue Price: 101.705 per cent. (plus 106 days' accrued interest from and including 16 December 2009 to but excluding 1 April 2010)

TD Securities **Rabobank International**

The date of these Final Terms is 30 March 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 8, 2009 and the supplemental Offering Circulars dated October 23, 2009 and December 8, 2009, both relating to a recent development, which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	2138A
	(ii)	Tranche Number:	4
3	Specified Currency or Currencies:		Australian Dollars ("**AUD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 225,000,000
	(ii)	Tranche:	AUD 50,000,000
		If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible:	(to be consolidated and form a single series with the AUD 100,000,000 6.50 per cent. Fixed Rate Notes 2009 due 15 January 2015 issued on 16 December 2009, the AUD 25,000,000 6.50 per cent. Fixed Rate Notes 2010 due 15 January 2015 issued on 20 January 2010 and the AUD 50,000,000 6.50 per cent. Fixed Rate Notes 2010 due 15 January 2015 issued on 24 February 2010)
5	Issue Price:		101.705 per cent. of the Aggregate Nominal

A11455058

			Amount plus 106 days' accrued interest from and including 16 December 2009 to but excluding 1 April 2010
6	(i)	Specified Denominations:	AUD 1,000 and integral multiples thereof
	(ii)	Calculation Amount:	AUD 1,000
7	(i)	Issue Date:	1 April 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	16 December 2009
8	Maturity Date:		15 January 2015
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		6.50 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	6.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	15 January in each year, commencing with a long first coupon payable on 15 January 2011 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount(s):	AUD 65.00 per Calculation Amount
	(iv)	Broken Amount:	AUD 70.34 per Calculation Amount in respect of the period from, and including the Interest Commencement Date to, but excluding, 15 January 2011

(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual (ICMA); Unadjusted
(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	AUD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked	As set out in the Conditions

	Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and Sydney
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by

		delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	1.625 per cent. selling commission 0.25 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.676830 producing a sum of (for Notes not denominated in Euro):	Euro 33,841,500
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

A11455058

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date The Notes are to be consolidated and form a single series with the AUD 100,000,000 6.50 per cent. Fixed Rate Notes 2009 due 15 January 2015 issued on 16 December 2009, the AUD 25,000,000 6.50 per cent. Fixed Rate Notes 2010 due 15 January 2015 issued on 20 January 2010 and the AUD 50,000,000 6.50 per cent. Fixed Rate Notes 2010 due 15 January 2015 issued on 24 February 2010 which are listed and admitted to trading on the Luxembourg Stock Exchange
(iii)	Estimate of total expenses related to admission to trading:	Euro 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores* (CNMV) in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Finanzmarktaufsicht (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, the *Comisia Natională a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 50,833,835.62
(iii)	Estimated total expenses:	AUD 962,500 (comprising a combined management selling and underwriting commission of AUD 937,500 and Managers' expenses of AUD 25,000)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	6.066 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0471033554
(iii)	Common Code:	047103355
(iv)	German WKN-code:	A1AQM5
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable
(ix)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	Not Applicable



Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2185A
TRANCHE NO: 2

NZD 50,000,000 5.50 per cent. Fixed Rate Notes 2010 due 16 December 2013 (the "Notes")

(to be consolidated and form a single series with the NZD 100,000,000 5.50 per cent. Fixed Rate Notes 2010 due 16 December 2013 issued on 23 February 2010) (the "Original Notes")

Issue Price: 101.395 per cent. plus 37 days' accrued interest from and including 23 February 2010 to but excluding 1 April 2010

TD Securities **Rabobank International**

The date of these Final Terms is 30 March 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated May 8, 2009 and the supplemental Offering Circulars dated October 23, 2009 and December 8, 2009, both relating to a recent development (the "**Offering Circular**"), which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	2185A
	(ii)	Tranche Number:	2 To be consolidated and form a single series with the Original Notes on the Issue Date
3	Specified Currency or Currencies:		New Zealand Dollars ("**NZD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	NZD 150,000,000
	(ii)	Tranche:	NZD 50,000,000
5	Issue Price:		101.395 per cent. of the Aggregate Nominal Amount plus 37 days' accrued interest from and including 23 February 2010 to but excluding 1 April 2010
6	(i)	Specified Denominations:	NZD 1,000 and integral multiples thereof
	(ii)	Calculation Amount:	NZD 1,000
7	(i)	Issue Date:	1 April 2010
	(ii)	Interest Commencement Date	23 February 2010

A11728151

	(if different from the Issue Date):	
8	Maturity Date:	16 December 2013
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	5.50 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	5.50 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	16 December in each year, commencing with a short first coupon payable on 16 December 2010 and ending on the Maturity Date
	(iii) Fixed Coupon Amount(s):	NZD 55.00 per Calculation Amount
	(iv) Broken Amount:	NZD 44.60 per Calculation Amount in respect of the period from, and including 23 February 2010 to but excluding, 16 December 2010
	(v) Day Count Fraction (Condition 1(*a*)):	Actual/Actual (ICMA); unadjusted
	(vi) Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	NZD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note which is

		exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Auckland, London and Wellington
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom

		The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	1.400 per cent. selling commission 0.225 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	**New Zealand** For the purpose of this issue of Notes only and not for any other Series under the Programme, the following paragraph will be inserted in the Offering Circular under "Plan of Distribution": No Prospectus in respect of the Notes has been, nor will be, registered under the New Zealand Securities Act 1978 (the "**Act**"). Accordingly, the Notes must not be offered to the public in New Zealand within the meaning of that Act. Without limitation, no person may, (directly or indirectly) offer for subscription or purchase or issue invitations to subscribe for or buy, or sell the Notes, or distribute the Prospectus or any other advertisement or offering material relating to the Notes in New Zealand, or to any resident of New Zealand, except that the Notes may be offered (i) to persons whose principal business is the investment of money or who, in the course of and for the purpose of their business habitually invest money, or who in the circumstances can properly be regarded as having been selected other than as members of the public or (ii) otherwise as permitted under the Act, the Securities Regulations and any other applicable laws.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary	Not Applicable

	Resolution in accordance with Condition 14(a):	
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.528302, producing a sum of (for Notes not denominated in Euro):	Euro 26,415,100
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 1 April 2010 The Notes are to be consolidated and form a single series with the Original Notes which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	Euro 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores* (CNMV) in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, *Finanzmarktaufsicht* (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, the *Comisia Nationalã a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	NZD 50,138,767.12 (including 37 days' accrued interest)
(iii)	Estimated total expenses:	NZD 837,500 (comprising a combined management selling and underwriting commission of NZD 812,500 and Managers' expenses of NZD 25,000)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	5.080 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0488146464
(iii)	Common Code:	048814646
(iv)	German WKN-code:	A1ATPK
(v)	Valoren Code:	CH11025421
(vi)	Private Placement number:	Not Applicable

(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable
(ix)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2144A
TRANCHE NO: 2

CAD 50,000,000 3.00 per cent. Fixed Rate Notes 2010 due 22 January 2015 (the "Notes")

To be consolidated and form a single series with the CAD 100,000,000 3.00 per cent. Fixed Rate Notes 2009 due 22 January 2015 issued on 22 December 2009 (the "Existing Notes")

Issue Price: 100.222 per cent. plus 100 days' accrued interest

RBC Capital Markets

The date of these Final Terms is 30 March 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 8, 2009 and the supplemental Offering Circulars dated 23 October 2009 and 8 December 2009, both relating to a recent development, which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2144A
	(ii)	Tranche Number:	2 The Notes will be consolidated and form a single series with the Existing Notes on the Exchange Date.
3	Specified Currency or Currencies:		Canadian Dollars ("**CAD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	CAD 150,000,000
	(ii)	Tranche:	CAD 50,000,000
5	Issue Price:		100.222 per cent. of the Aggregate Nominal Amount plus 100 days' accrued interest
6	(i)	Specified Denominations:	CAD 1,000 and integral multiples thereof
	(ii)	Calculation Amount:	CAD 1,000
7	(i)	Issue Date:	1 April 2010
	(ii)	Interest Commencement Date	22 December 2009

	(if different from the Issue Date):	
8	Maturity Date:	22 January 2015
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	3.00 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(iii) Status of the Notes:	Senior
	(iv) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	3.00 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	22 January in each year, from and including 22 January 2011 to and including the Maturity Date. For the avoidance of doubt there shall be a long first coupon in respect of the first Interest Period (the "**Long First Coupon**")
	(iii) Fixed Coupon Amount(s):	CAD 30.00 per Calculation Amount
	(iv) Broken Amount:	CAD 32.55 per Calculation Amount payable on 22 January 2011, in respect of the Long First Coupon
	(v) Day Count Fraction (Condition 1(*a*)):	Actual/Actual-ICMA unadjusted
	(vi) Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable

19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	CAD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note not less than 40 days after the issue date (the "Exchange Date") which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Toronto and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Royal Bank of Canada Europe Limited 71 Queen Victoria Street, London, EC4V 4DE
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	For the purpose of this issue of Notes only and not for any other Tranche or Series under the Programme, the following paragraph will be inserted in the Offering Circular under "Plan of Distribution": The Notes will not be qualified for sale under the securities laws of any province or territory of Canada. Each Dealer will be required to represent and agree that it has not offered, sold or distributed and will not offer, sell or distribute any Notes, directly or indirectly, in Canada or to or for the benefit of any resident of Canada, other than in compliance with applicable securities laws. Each Dealer will also be required to represent and agree that it has not and will not distribute or deliver the Offering Circular, or any other offering material in connection with any offering of Notes, in Canada other than in compliance with applicable securities laws.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.732026, producing a sum of (for Notes not denominated in Euro):	EUR 36,601,300
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date. The Existing Notes have already been admitted to trading on the Luxembourg Stock Exchange's Regulated Market
(iii)	Estimate of total expenses related to admission to trading:	Euro 2,890

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores* (CNMV) in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Finanzmarktaufsicht (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, the *Comisia Natională a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	CAD 49,584,458.90
(iii)	Estimated total expenses:	CAD 937,500

6 Yield *(Fixed Rate Notes Only)*

Indication of yield: 2.947 per cent. per annum

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0473587441
	Temporary ISIN	XS0499256203
(iii)	Common Code:	047358744
	Temporary Common Code	049925620
(iv)	German WKN-code:	Not Applicable
(v)	Valoren Code:	Not Applicable
(vi)	Private Placement number:	Not Applicable

(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

Not Applicable

Prospectus dated 17 March 2010


Rabobank

Rabobank Nederland
Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
€1,250,000,000 6.875 per cent. Senior Contingent Notes due 2020

Issue Price of the Senior Contingent Notes: 100 per cent.

The €1,250,000,000 6.875 per cent. Senior Contingent Notes due 2020 (the "Senior Contingent Notes") will be issued by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) ("Rabobank Nederland", the "Issuer" or the "Bank"). Interest on the Senior Contingent Notes will accrue from (and including) 19 March 2010 (the "Issue Date") to (but excluding) the Maturity Date (or earlier redemption date, as applicable) at the rate of 6.875 per cent. per annum, and will be payable annually in arrear on 19 March in each year. Payments on the Senior Contingent Notes will be made without deduction for, or on account of, taxes of the Netherlands to the extent described under "Terms and Conditions of the Senior Contingent Notes - Taxation".

Unless previously redeemed or purchased and cancelled, the Senior Contingent Notes will be redeemed at 100 per cent. of their principal amount on 19 March 2020 (the "Maturity Date"). Subject to satisfaction of certain conditions (as described herein), if the Equity Capital Ratio of the Rabobank Group is less than 7 per cent. on an Initial Trigger Date and on the related Subsequent Trigger Test Date (each as defined in "Terms and Conditions of the Senior Contingent Notes") the principal amount of all, but not some only, of the Senior Contingent Notes shall be automatically and permanently reduced to 25 per cent. of their original principal amount and all, but not some only, of the Senior Contingent Notes shall be redeemed by the Issuer at their Write Down Redemption Price on the Write Down Redemption Date (each as defined in "Terms and Conditions of the Senior Contingent Notes"). In addition, upon the occurrence of a Tax Law Change (as defined in "Terms and Conditions of the Senior Contingent Notes"), the Senior Contingent Notes may be redeemed at the option of the Issuer prior to the Maturity Date in whole but not in part in an amount equal to their Redemption Price or Special Redemption Price, as further described herein. The Senior Contingent Notes will constitute unsubordinated and (subject to Condition 4) unsecured obligations of the Issuer and shall rank at all times *pari passu* and without any preference among themselves.

Application has been made to the Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten* or "AFM"), in its capacity as competent authority under the Dutch Financial Supervision Act (*Wet op het financieel toezicht*) and regulations thereunder (together "Dutch securities laws"), for the approval of this Prospectus for the purposes of Directive 2003/71/EC (the "Prospectus Directive"). Applications have also been made for the Senior Contingent Notes to be admitted to trading on Euronext Amsterdam by NYSE Euronext, a regulated market of Euronext Amsterdam N.V. ("Euronext Amsterdam"). References in this Prospectus to the Senior Contingent Notes being "listed" (and all related references) shall mean that the Senior Contingent Notes have been admitted to trading on Euronext Amsterdam. Euronext Amsterdam is a regulated market for the purposes of the Directive 2004/39/EC of the European Parliament and the Council on Markets in Financial Instruments. The denomination of the Senior Contingent Notes shall be €50,000. The Senior Contingent Notes will initially be represented by a temporary global senior contingent note without interest coupons in bearer form (the "Temporary Global Senior Contingent Note"), which will be deposited with a common depositary on behalf of Euroclear Bank S.A./N.V. ("Euroclear") and Clearstream Banking, *société anonyme* ("Clearstream, Luxembourg") on the Issue Date. The Temporary Global Senior Contingent Note will be exchangeable for interests in a global senior contingent note (the "Global Senior Contingent Note"), without interest coupons, on or after a date which is expected to be 28 April 2010, upon certification as to non-U.S. beneficial ownership. Individual definitive Senior Contingent Notes in bearer form ("Definitive Senior Contingent Notes") will only be available in certain limited circumstances as described herein. See "Summary of the Provisions Relating to the Senior Contingent Notes in Global Form".

The Senior Contingent Notes will not be rated.

Prospective investors should have regard to the factors described under the section headed "Risk Factors" in this Prospectus.

Joint Lead Managers and Joint Bookrunners

BofA Merrill Lynch **Credit Suisse**

Morgan Stanley **UBS Investment Bank**

Joint Lead Manager

Rabobank International

Prospectus dated 17 March 2010



Rabobank

Rabobank Nederland

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.

€1,250,000,000 6.875 per cent. Senior Contingent Notes due 2020

Issue Price of the Senior Contingent Notes: 100 per cent.

The €1,250,000,000 6.875 per cent. Senior Contingent Notes due 2020 (the "Senior Contingent Notes") will be issued by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) ("Rabobank Nederland", the "Issuer" or the "Bank"). Interest on the Senior Contingent Notes will accrue from (and including) 19 March 2010 (the "Issue Date") to (but excluding) the Maturity Date (or earlier redemption date, as applicable) at the rate of 6.875 per cent. per annum, and will be payable annually in arrear on 19 March in each year. Payments on the Senior Contingent Notes will be made without deduction for, or on account of, taxes of the Netherlands to the extent described under "Terms and Conditions of the Senior Contingent Notes - Taxation".

Unless previously redeemed or purchased and cancelled, the Senior Contingent Notes will be redeemed at 100 per cent. of their principal amount on 19 March 2020 (the "Maturity Date"). Subject to satisfaction of certain conditions (as described herein), if the Equity Capital Ratio of the Rabobank Group is less than 7 per cent. on an Initial Trigger Date and on the related Subsequent Trigger Test Date (each as defined in "Terms and Conditions of the Senior Contingent Notes") the principal amount of all, but not some only, of the Senior Contingent Notes shall be automatically and permanently reduced to 25 per cent. of their original principal amount and all, but not some only, of the Senior Contingent Notes shall be redeemed by the Issuer at their Write Down Redemption Price on the Write Down Redemption Date (each as defined in "Terms and Conditions of the Senior Contingent Notes"). In addition, upon the occurrence of a Tax Law Change (as defined in "Terms and Conditions of the Senior Contingent Notes"), the Senior Contingent Notes may be redeemed at the option of the Issuer prior to the Maturity Date in whole but not in part in an amount equal to their Redemption Price or Special Redemption Price, as further described herein. The Senior Contingent Notes will constitute unsubordinated and (subject to Condition 4) unsecured obligations of the Issuer and shall rank at all times *pari passu* and without any preference among themselves.

Application has been made to the Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten* or "AFM"), in its capacity as competent authority under the Dutch Financial Supervision Act (*Wet op het financieel toezicht*) and regulations thereunder (together "Dutch securities laws"), for the approval of this Prospectus for the purposes of Directive 2003/71/EC (the "Prospectus Directive"). Applications have also been made for the Senior Contingent Notes to be admitted to trading on Euronext Amsterdam by NYSE Euronext, a regulated market of Euronext Amsterdam N.V. ("Euronext Amsterdam"). References in this Prospectus to the Senior Contingent Notes being "listed" (and all related references) shall mean that the Senior Contingent Notes have been admitted to trading on Euronext Amsterdam. Euronext Amsterdam is a regulated market for the purposes of the Directive 2004/39/EC of the European Parliament and the Council on Markets in Financial Instruments. The denomination of the Senior Contingent Notes shall be €50,000. The Senior Contingent Notes will initially be represented by a temporary global senior contingent note without interest coupons in bearer form (the "Temporary Global Senior Contingent Note"), which will be deposited with a common depositary on behalf of Euroclear Bank S.A./N.V. ("Euroclear") and Clearstream Banking, *société anonyme* ("Clearstream, Luxembourg") on the Issue Date. The Temporary Global Senior Contingent Note will be exchangeable for interests in a global senior contingent note (the "Global Senior Contingent Note"), without interest coupons, on or after a date which is expected to be 28 April 2010, upon certification as to non-U.S. beneficial ownership. Individual definitive Senior Contingent Notes in bearer form ("Definitive Senior Contingent Notes") will only be available in certain limited circumstances as described herein. See "Summary of the Provisions Relating to the Senior Contingent Notes in Global Form".

The Senior Contingent Notes will not be rated.

Prospective investors should have regard to the factors described under the section headed "Risk Factors" in this Prospectus.

Joint Lead Managers and Joint Bookrunners

BofA Merrill Lynch **Credit Suisse**

Morgan Stanley **UBS Investment Bank**

Joint Lead Manager

Rabobank International

IMPORTANT NOTICE

IMPORTANT: You must read the following disclaimer before continuing. The following disclaimer applies to the attached Prospectus accessed from this page or otherwise received as a result of such access and you are therefore advised to read this disclaimer page carefully before reading, accessing or making any other use of the attached Prospectus. In accessing the attached Prospectus, you agree to be bound by the following terms and conditions, including any modifications to them from time to time, each time you receive any information as a result of such access.

Confirmation of Your Representation: You have been sent the attached Prospectus on the basis that you have confirmed to Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Trading as Rabobank International), Credit Suisse Securities (Europe) Limited, Merrill Lynch International, Morgan Stanley & Co. International plc and UBS Limited being the sender of the attached, (i) that the electronic mail (or e-mail) address to which it has been delivered is not located in the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and which include Puerto Rico, the US Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands and (ii) that you consent to delivery by electronic transmission.

This Prospectus has been sent to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of transmission and consequently none of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) as Issuer, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Trading as Rabobank International), Credit Suisse Securities (Europe) Limited, Merrill Lynch International, Morgan Stanley & Co. International plc or UBS Limited and any person who controls either of them or any director, officer, employee or agent of the Issuer, Credit Suisse Securities (Europe) Limited, Merrill Lynch International, Morgan Stanley & Co. International plc or UBS Limited or any person who controls either of them or any affiliate of any of the foregoing accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus distributed to you in electronic format and the hard copy version available to you on request from the Issuer, Credit Suisse Securities (Europe) Limited, Merrill Lynch International, Morgan Stanley & Co. International plc or UBS Limited.

You are reminded that the attached Prospectus has been delivered to you on the basis that you are a person into whose possession this Prospectus may be lawfully delivered in accordance with the laws of jurisdiction in which you are located and you may not nor are you authorised to deliver this Prospectus to any other person.

Restrictions: Nothing in this electronic transmission constitutes an offer of securities for sale in the United States or any other jurisdiction. Any securities to be issued will not be registered under the Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States or to or for the account or benefit of U.S. persons (as such terms are defined in Regulation S under the Securities Act) unless registered under the Securities Act or pursuant to an exemption from such registration.

The following Prospectus may not be forwarded or distributed to any other person and may not be reproduced in any manner whatsoever, and in particular, may not be forwarded to any U.S. person or to any U.S. address. Any forwarding, distribution or reproduction of this document in whole or in part is unauthorised. Failure to comply with this directive may result in a violation of the Securities Act or the applicable laws of other jurisdictions.

Under no circumstances shall this Prospectus constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. This Prospectus may only be communicated to persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Issuer.

This Prospectus is to be read in conjunction with all the documents which are incorporated herein by reference (see "Important Information - Documents Incorporated by Reference" below).

The Senior Contingent Notes have not been and will not be registered under the U.S. Securities Act of 1933 (the "Securities Act") and the Senior Contingent Notes are subject to U.S. tax law requirements. Subject to certain exceptions, Senior Contingent Notes may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act).

EACH PURCHASER OF THE SENIOR CONTINGENT NOTES MUST COMPLY WITH ALL APPLICABLE LAWS AND REGULATIONS IN FORCE IN ANY JURISDICTION IN WHICH IT PURCHASES, OFFERS OR SELLS THE SENIOR CONTINGENT NOTES OR POSSESSES OR DISTRIBUTES THIS PROSPECTUS AND MUST OBTAIN ANY CONSENT, APPROVAL OR PERMISSION REQUIRED BY IT FOR THE PURCHASE, OFFER OR SALE BY IT OF THE SENIOR CONTINGENT NOTES UNDER THE LAWS AND REGULATIONS IN FORCE IN ANY JURISDICTION TO WHICH IT IS SUBJECT OR IN WHICH IT MAKES SUCH PURCHASES, OFFERS OR SALES, AND NEITHER THE ISSUER NOR THE JOINT LEAD MANAGERS SHALL HAVE ANY RESPONSIBILITY THEREFOR.

This Prospectus does not constitute an offer of, or an invitation by or on behalf of the Issuer or the Joint Lead Managers (as defined in "Subscription and Sale" below) to subscribe or purchase, any of the Senior Contingent Notes. The distribution of this Prospectus and the offering of the Senior Contingent Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Prospectus comes are required by the Issuer and the Joint Lead Managers to inform themselves about and to observe any such restrictions.

For a description of further restrictions on offers and sales of Senior Contingent Notes and distribution of this Prospectus see "Subscription and Sale" below.

No person is authorised to give any information or to make any representation not contained in this Prospectus and any information or representation not so contained must not be relied upon as having been authorised by or on behalf of the Issuer or the Joint Lead Managers. Neither the delivery of this Prospectus nor any sale made in connection herewith shall, under any circumstances, create any implication that there has been no change in the affairs of the Issuer since the date hereof or the date upon which this Prospectus has been most recently amended or supplemented or that there has been no adverse change in the financial position of the Issuer since the date hereof or the date upon which this Prospectus has been most recently amended or supplemented or that the information contained in it or any other information supplied in connection with the Senior Contingent Notes is correct as of any time subsequent to the date on which it is supplied or, if different, the date indicated in the document containing the same.

The Joint Lead Managers have not separately verified the information contained in this Prospectus. The Joint Lead Managers make no representation, express or implied, and to the fullest extent permitted by law accept no responsibility, with respect to the accuracy or completeness of any of the information in this Prospectus. Neither this Prospectus nor any other financial statements are or should be considered as a recommendation by the Issuer or the Joint Lead Managers that any recipient of this Prospectus or any other financial statements should purchase the Senior Contingent Notes. Prospective investors should have regard to the factors described under the section headed "Risk Factors" in this Prospectus. This Prospectus does not describe all of the risks of an investment in the Senior Contingent Notes. Each potential purchaser of Senior Contingent Notes should determine for itself the relevance of the information contained in this Prospectus and its purchase of Senior Contingent Notes should be based upon such investigation as it deems necessary.

Unless otherwise specified or the context requires, references to "£" are to the currency of the United Kingdom, "dollars", "U.S. dollars" and "U.S.$" are to United States dollars, and references to "EUR" and "€"

are to euro, which means the lawful currency of the member states of the European Union that have adopted the single currency in accordance with the Treaty establishing the European Community.

In connection with this issue of Senior Contingent Notes, Credit Suisse Securities (Europe) Limited (the "Stabilising Manager") (or persons acting on behalf of any Stabilising Manager) may over-allot Senior Contingent Notes or effect transactions with a view to supporting the market price of the Senior Contingent Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager (or persons acting on behalf of the Stabilising Manager) will undertake stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the terms of the offer of the Senior Contingent Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the Senior Contingent Notes and 60 days after the date of the allotment of the Senior Contingent Notes. Any stabilisation action or over-allotment must be conducted by the relevant Stabilising Manager (or person(s) acting on behalf of the Stabilising Manager) in accordance with all applicable laws and rules.

All figures in this Prospectus have not been audited, unless stated otherwise. Such figures are internal figures of Rabobank Nederland or Rabobank Group (as defined hereafter).

TABLE OF CONTENTS

RISK FACTORS

The Issuer believes that the following factors may affect its ability to fulfil its obligations under the Senior Contingent Notes. All of these factors are contingencies which may or may not occur and the Issuer is not in a position to express a view on the likelihood of any such contingency occurring.

In addition, factors which are material for the purpose of assessing the market risks associated with the Senior Contingent Notes are also described below.

The Issuer believes that the factors described below represent the principal risks inherent in investing in the Senior Contingent Notes, but the Issuer may be unable to pay interest, principal or other amounts on or in connection with the Senior Contingent Notes for other reasons and the Issuer does not represent that the statements below regarding the risks of holding the Senior Contingent Notes are exhaustive. Prospective investors should also read the detailed information set out elsewhere in this Prospectus (including any documents deemed to be incorporated by reference herein) and reach their own views prior to making any investment decision.

Factors that may affect the Issuer's ability to fulfil its obligations under the Senior Contingent Notes

Business and general economic conditions

The profitability of Rabobank Group could be adversely affected by a continued worsening of general economic conditions in the Netherlands and/or globally. The financial crisis which started in the second half of 2007 affects all banks, particularly in respect of funding due to the liquidity shortage. Factors such as interest rates, inflation, deflation, investor sentiment, the availability and cost of credit, the liquidity of the global financial markets and the level and volatility of equity prices can significantly affect the activity level of customers and the profitability of Rabobank Group. For example, the continuing economic downturn, or significantly higher interest rates, could adversely affect the credit quality of Rabobank Group's assets by increasing the risk that a greater number of its customers would be unable to meet their obligations. Moreover, the market downturn and worsening of the economy could cause Rabobank Group to incur further mark-to-market losses in its trading portfolios or could reduce the fees Rabobank Group earns for managing assets or the levels of assets under management. In addition, the continuing market downturn and increased competition for savings in the Netherlands could lead to a decline in the volume of customer transactions that Rabobank Group executes and, therefore, a decline in customer deposits and the income it receives from fees and commissions and interest. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Factors affecting results of operations – General market conditions" and "Impact of the financial crisis". Continuing volatility in the financial markets or a protracted economic downturn in the Netherlands or Rabobank Group's other major markets could have a material adverse effect on Rabobank Group's results of operations.

Credit risk

Credit risk is the risk that a client defaults on its obligations to pay sums due. In order to minimise this risk, Rabobank Group pursues a prudent policy for accepting new clients, characterised by careful assessment of clients and their ability to make repayments. Rabobank Group grants loans only if it is expected that a client can fully meet its obligations. Approval of larger financing applications is decided on by various committees, the level of the applicable committee depending on the amount of total exposure including the requested financing. The Executive Board decides on the largest financing applications.

EAD (Exposure at Default), PD (Probability of Default) and LGD (Loss Given Default) are important Basel II parameters that are increasingly being used in the context of credit risk management, and it is partly on

these parameters that Rabobank Group determines the economic capital and the RAROC (Risk-Adjusted Return On Capital).

The use of Basel II parameters and RAROC supports credit analysts and credit committees in making well-considered decisions. Every entity of Rabobank Group has determined a RAROC target at customer level. Next to credit quality, this is an important factor in taking decisions on specific credit applications. The EAD is defined as the Bank's exposure to the client in the case of a default. At the end of 2008, the EAD of Rabobank Group's credit portfolio amounted to €515 billion (2007: €465 billion). The EAD includes the potential future usage of unused credit lines. In its financing approval process, Rabobank Group uses the Rabobank risk rating, which reflects the counterparty's PD over a one-year period. Counterparties have been assigned to one of 25 rating classes, including four default ratings. The final four categories are used if the customer defaults, and cover situations varying from payment arrears of 90 days to bankruptcy.

Rabobank Group's portfolio is divided across a large number of business sectors. This creates a high level of and balanced risk diversification, so that the quality of the credit loan portfolio should not significantly deteriorate if one or more business sectors go through a difficult period or are adversely affected by the current economic recession. As a result of Rabobank Group's high level of diversification, it has not experienced major fluctuations in its levels of profitability in the past. However, the current economic downturn may result in loan losses that are above Rabobank Group's long-term average, which could have a material adverse effect on Rabobank Group's results of operations.

Bad debt costs/average private sector lending ratio

At Rabobank Group level, the average for bad debt costs as a percentage of private sector lending during the past 10 years was 21 basis points[1], while the first half of 2009 it was 55 basis points on an annual basis. For the wholesale and international retail banking operations, the bad debt costs as a percentage of private sector lending increased from 51 basis points in the first half of 2008 to 123 basis points in the first half of 2009, mainly due to the economic downturn. The Irish real estate sector was particularly affected in 2008 and in the first half of 2009. For the domestic retail operations, this ratio increased from -8 basis points in the first half of 2008 to 34 basis points in the first half of 2009. The ratio for the leasing portfolio increased from 62 basis points in the first half of 2008 to 133 basis points in the first half of 2009. Continuing adverse financial conditions in the Netherlands or Rabobank Group's other major markets could further increase Rabobank Group's bad debt costs, which could have a material adverse effect on Rabobank Group's results of operations.

Country risk

With respect to country risk, a distinction can be made between transfer risk and collective debtor risk. Transfer risk relates to the possibility of foreign governments placing restrictions on funds transfers from debtors in that country to creditors abroad. Collective debtor risk relates to the situation in which a large number of debtors in a country cannot meet their commitments for the same reason (e.g. war, political and social unrest or natural disasters, but also government policy that does not succeed in creating macro-economic and financial stability). Rabobank Group uses a country limit system to manage transfer risk and collective debtor risk. After careful review, relevant countries are given an internal country risk rating, after which transfer limits and general limits are established.

Transfer limits are determined according to the net transfer risk, which is defined as total loans granted, less loans granted in local currency, less guarantees and other collateral obtained to cover transfer risk, and less a reduced weighting of specific products. The limits are allocated to the offices, which are themselves

[1] One basis point is 0.01 per cent.

responsible for the day-to-day monitoring of the loans granted by them and for reporting on this to Group Risk Management.

At Rabobank Group level, the country risk outstanding, including additional capital requirements and provisions for country risks, is reported every quarter to Rabobank Group's Balance Sheet and Risk Management Committee (the "BRMC-RG") and the Country Limit Committee. The calculation of additional capital requirements and provisions for country risk are made in accordance with internal guidelines and concern countries with a high transfer risk.

At 31 December 2008, the net transfer risk before provisions for non-OECD countries was 1.2 per cent. (2007: 1.2 per cent.).

Interest rate risk

An important risk component for Rabobank Group is interest rate risk. Interest rate risk is the risk, outside the trading environment, of deviations in interest income and/or the market value of capital as a result of changes in market interest rates. Interest rate risk results mainly from mismatches between the periods for which interest rates are fixed for loans and funds entrusted. If interest rates increase, the rate for the liabilities, such as savings, can be adjusted immediately. This does not apply to the majority of the assets, such as mortgages, which have longer interest rate fixation periods.

Funding and liquidity risk

Liquidity risk is the risk that not all (re)payment commitments can be met. This could happen if clients or other professional counterparties suddenly withdraw more funding than expected, which cannot be met by Rabobank Group's cash resources or by selling or pledging assets or by borrowing funds from third parties.

In addition to having a diversified funding base, maintaining appropriate levels of central bank-eligible collateral and limiting net cash outflows, methods of managing and measuring liquidity risk include the CA/CL method (Core Assets/Core Liabilities). This analysis is based on the cash flow schedule of assets and liabilities. A quantification is made of the assets (and unused facilities) and liabilities that will probably still be or come onto the balance sheet after a defined stress scenario has taken place. These remaining assets and liabilities are referred to as Core Assets and Core Liabilities respectively. The CA/CL ratio is the liquidity ratio. Given the weightings used, a ratio of below 1.2 is considered adequate. In 2008, this was the case for the scenarios used.

Market risk

Market risk relates to changes in the value of the trading portfolio as a result of price movements in the market. Price changes include prices of interest rates products (interest rate), equities, currencies, certain commodities and derivatives. The exposure is calculated and consolidated on a daily basis and managed using a sophisticated system of limits. At a consolidated level, the exposure is expressed by the "Value at Risk". This measure, based on historic market developments, indicates the maximum loss that Rabobank Group can suffer subject to a certain confidence level in "normal" market conditions. The level of the Value at Risk reflects market developments and the positions taken by Rabobank Group itself.

In order to understand the maximum potential risk, the effect of certain extreme events (event risk) on the value of the portfolios is calculated. To this end, both actual and hypothetical scenarios are analysed. Sensitivity analyses are also used.

In 2008, the Value at Risk fluctuated between €31 million and €58 million, with an average of €39 million. Although positions were reduced, the instability in the financial markets in the latter half of 2008 resulted in a substantial rise in the Value at Risk. The value of Rabobank Group's trading portfolio is affected by the

factors above. A deterioration in the value of Rabobank Group's trading portfolio could have a material adverse effect on Rabobank Group's result of operations.

Currency risk

Currency risk positions can be found in both trading and non-trading books. As is the case with other market risks, the currency risk in the trading books is controlled using Value at Risk limits. Currency risk in the non-trading books relates exclusively to the translation risk[2] on capital invested in foreign activities and issues of Trust Preferred Securities not denominated in euro. Translation risk is the risk that exists when assets or liabilities are denominated in a currency deviating from the presentation currency.

Operational risk

As a risk type, operational risk has acquired its own distinct position in the banking world. It is understood to mean "the risk of losses resulting from failure of internal processes, people or systems or from external events". Events of recent decades in modern international banking have shown on several occasions that ineffective control of operational risks can lead to substantial losses. Under the Basel II accord, banks must hold capital for this risk. Examples of operational risk incidents are highly diverse: fraud, claims relating to inadequate products, losses due to poor occupational health and safety conditions, errors in transaction processing, non-compliance with the law and system failures.

Legal risk

Rabobank Group is subject to a comprehensive range of legal obligations in all countries in which it operates. As a result, Rabobank Group is exposed to many forms of legal risk, which may arise in a number of ways. Rabobank Group faces risk where legal proceedings are brought against it. Regardless of whether such claims have merit, the outcome of legal proceedings is inherently uncertain and could result in financial loss. Defending legal proceedings can be expensive and time-consuming and there is no guarantee that all costs incurred will be recovered even if Rabobank Group is successful. Although Rabobank Group has processes and controls to manage legal risks, failure to manage these risks could impact Rabobank Group adversely, both financially and in terms of reputation.

Tax risk

Rabobank Group is subject to the tax laws of all countries in which it operates. Tax risk is the risk associated with changes in tax law or in the interpretation of tax law. It also includes the risk of changes in tax rates and the risk of failure to comply with procedures required by tax authorities. Failure to manage tax risks could lead to an additional tax charge. It could also lead to a financial penalty for failure to comply with required tax procedures or other aspects of tax law. If, as a result of a particular tax risk materialising, the tax costs associated with particular transactions are greater than anticipated, it could affect the profitability of those transactions.

Effect of governmental policy and regulation

Rabobank Group's businesses and earnings can be affected by the fiscal or other policies and other actions of various governmental and regulatory authorities in the Netherlands, the European Union, the United States and elsewhere. Areas where changes could have an impact include, but are not limited to, the monetary, interest rate and other policies of central banks and regulatory authorities, changes in government or regulatory policy that may significantly influence investor decisions in particular markets in which Rabobank Group operates, changes and rules in competition and pricing environments, developments in the financial reporting environment, or unfavourable developments producing social instability or legal uncertainty which in turn may affect demand for Rabobank Group's products and services. Regulatory compliance risk arises from a failure or inability to comply fully with the laws, regulations or codes applicable specifically to the

[2] Translation risk is the risk that exists when assets or liabilities are denominated in a currency deviating from the presentation currency.

financial services industry. Non-compliance could lead to fines, public reprimands, damage to reputation, enforced suspension of operations or, in extreme cases, withdrawal of authorisations to operate.

In 2008, several large commercial banks and financial institutions in the Netherlands, including ABN AMRO, Fortis Nederland, ING Group and SNS Reaal, received financial support from the Dutch government. This may affect the competitive environment in which Rabobank Group operates in the Netherlands.

Rabobank Group is subject to capital requirements that could limit its operations

Rabobank Group is subject to capital adequacy guidelines pursuant to the Dutch Financial Supervision Act, which provide for a minimum ratio of total capital to risk-adjusted assets. At least half of the total capital must be maintained in the form of Tier 1 Capital. Rabobank Group's failure to maintain its ratios may result in administrative actions or sanctions against it which may impact Rabobank Group's ability to fulfil its obligations under the Senior Contingent Notes.

Factors which are material for the purpose of assessing the market risks associated with the Senior Contingent Notes

The Senior Contingent Notes may not be a suitable investment for all investors

Each potential investor in the Senior Contingent Notes must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

(a) have sufficient knowledge and experience to make a meaningful evaluation of the Senior Contingent Notes, the merits and risks of investing in the Senior Contingent Notes and the information contained or incorporated by reference in this Prospectus or any applicable supplement;

(b) have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the Senior Contingent Notes and the impact the Senior Contingent Notes will have on its overall investment portfolio;

(c) have sufficient financial resources and liquidity to bear all of the risks of an investment in the Senior Contingent Notes, including where the currency for principal or interest payments is different from the potential investor's currency;

(d) understand thoroughly the terms of the Senior Contingent Notes and be familiar with the behaviour of any relevant financial markets; and

(e) be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

Senior Contingent Notes may be redeemed at their Write Down Redemption Price in certain prescribed circumstances which may be difficult to predict and consequently the trading behaviour of the Senior Contingent Notes may be unpredictable

Provided a notice of redemption pursuant to Condition 7*(b)* has not previously been given and an Event of Default has not occurred (or if one has occurred, provided it has been remedied prior to the Subsequent Trigger Test Date (as defined below)), if on any date during the period from (and including) the Issue Date to (but excluding) the date 25 Business Days prior to the Maturity Date the Equity Capital Ratio is less than 7 per cent. and the Issuer delivers to the Fiscal Agent a certificate of that fact, and 20 Business Days after notifying the Holders of the Equity Capital Ratio being less than 7 per cent. (such date a "Subsequent Trigger Test Date"), the Equity Capital Ratio is less than 7 per cent. and the Issuer delivers to the Fiscal Agent a certificate of that fact, the principal amount of all of the Senior Contingent Notes will be automatically and permanently reduced to 25 per cent. of their original principal amount and three Business Days later, all of the

Senior Contingent Notes will be redeemed at their Write Down Redemption Price (being 25 per cent. of the original principal amount together with accrued interest). A failure to pay the Write Down Redemption Price on the Write Down Redemption Date shall only entitle Holders to take action to enforce payment of the Write Down Redemption Price following the second Business Day after the Write Down Redemption Date. As a result, investors in the Senior Contingent Notes may suffer a loss of a significant proportion of the value of their Senior Contingent Notes when the Equity Capital Ratio (as certified by two members of the Executive Board, on behalf of the Executive Board) breaches the 7 per cent. level. Because of the nature of the Trigger Event, it will be very difficult to predict with any certainty when or if a Write Down will occur, although the Issuer will undertake to publish the Equity Capital Ratio at least semi-annually. Accordingly, trading behaviour in respect of the Senior Contingent Notes is not necessarily expected to follow trading behaviour associated with other types of securities.

Holders of Senior Contingent Notes will bear the risk of fluctuation in the Equity Capital Ratio

The market price of the Senior Contingent Notes is expected to be affected by fluctuations in the Equity Capital Ratio since the amount of Equity Capital may vary, as may the amount and basis of calculation of the Rabobank Group's Risk Weighted Assets (the basis of calculation of the Risk Weighted Assets may vary due to changes in the relevant rules and regulations of the Dutch Central Bank). As at 31 December 2009, the Equity Capital Ratio was 12.5 per cent. However, any indication that the Equity Capital Ratio is trending towards the Trigger Event may have an adverse effect on the market price of the Senior Contingent Notes. The level of the Equity Capital Ratio may significantly affect the trading price of the Senior Contingent Notes.

Early redemption risk for tax reasons

The Senior Contingent Notes may, subject as provided in the Terms and Conditions of the Senior Contingent Notes, also be redeemed prior to their stated Maturity Date in the circumstances described below.

Upon the occurrence of a Tax Law Change (as defined and more fully described in "Terms and Conditions of the Senior Contingent Notes – Redemption and Purchase"), the Senior Contingent Notes may, subject to the Terms and Conditions of the Senior Contingent Notes, be redeemed by the Issuer at any time prior to the Maturity Date, at their Redemption Price if there is more than an insubstantial risk that the Issuer will be required to pay Additional Amounts with respect to payments on the Senior Contingent Notes, or at their Special Redemption Price if Interest payable on the Senior Contingent Notes when paid would not be deductible by the Issuer for Netherlands corporate income tax liability purposes.

Holders of the Senior Contingent Notes have no right to call for redemption

Except in the event of a Write Down, the Issuer is under no obligation to redeem the Senior Contingent Notes at any time prior to the stated Maturity Date and the Holders of the Senior Contingent Notes shall have no right to call for their redemption at any time.

Risks related to Senior Contingent Notes generally

Modification and waiver

The Terms and Conditions of the Senior Contingent Notes contain provisions for calling meetings of Holders to consider matters affecting their interests generally. These provisions permit defined majorities to bind all Holders of the Senior Contingent Notes including Holders who did not attend and vote at the relevant meeting and Holders who voted in a manner contrary to the majority.

The Terms and Conditions of the Senior Contingent Notes may be amended by the Issuer (i) for the purposes of curing any ambiguity, or for curing, correcting or supplementing any defective provision contained therein or (ii) in any manner which the Issuer may deem necessary or desirable and which shall not materially

adversely affect the interests of the Holders of the Senior Contingent Notes, to all of which each Holder shall, by acceptance thereof, consent.

Risks related to the market generally

Set out below is a brief description of the principal market risks, including liquidity risk, exchange rate risk, interest rate risk and credit risk:

There is no active trading market for the Senior Contingent Notes and potentially one may not develop

The Senior Contingent Notes are new securities which may not be widely distributed and for which there is currently no active trading market. If the Senior Contingent Notes are traded after their initial issuance, they may trade at a discount to their issue price, depending upon prevailing interest rates, the market for similar securities, general economic conditions, the Group's results of operations and fluctuations in the Equity Capital Ratio. Although application has been made for the Senior Contingent Notes to be listed and traded on Euronext Amsterdam, there is no assurance that such application will be accepted or that an active trading market will develop. Accordingly, there is no assurance as to the development or liquidity of any trading market for the Senior Contingent Notes.

Exchange rate risks and exchange controls

The Issuer will, in the circumstances provided herein, pay principal and interest on the Senior Contingent Notes in euro. This presents certain risks relating to currency conversions if an investor's financial activities are denominated principally in a currency or currency unit (the "Investor's Currency") other than euro. These include the risk that exchange rates may significantly change (including changes due to devaluation of euro or revaluation of the Investor's Currency) and the risk that authorities with jurisdiction over the Investor's Currency may impose or modify exchange controls. An appreciation in the value of the Investor's Currency relative to euro would decrease (i) the Investor's Currency-equivalent yield on the Senior Contingent Notes, (ii) the Investor's Currency-equivalent value of the principal payable on the Senior Contingent Notes and (iii) the Investor's Currency-equivalent market value of the Senior Contingent Notes. If the Senior Contingent Notes are denominated in another currency than the currency of the country in which the Holder is resident, the Holder is exposed to the risk of fluctuations in the exchange rate between the two aforementioned currencies. The Holder may also be exposed to a foreign exchange risk if the reference obligation is denominated, or based on prices in another currency than the currency in which the relevant Senior Contingent Note is denominated. Government and monetary authorities may impose (as some have done in the past) exchange controls that could adversely affect an applicable exchange rate. As a result, investors may receive less interest or principal than expected, or no interest or principal.

Legal investment considerations may restrict certain investments

The investment activities of certain investors are subject to legal investment laws and regulations, or review or regulation by certain authorities. Each potential investor should consult its legal advisers to determine whether and to what extent (i) Senior Contingent Notes are legal investments for it, (ii) Senior Contingent Notes can be used as collateral for various types of borrowing and (iii) other restrictions apply to its purchase or pledge of any Senior Contingent Notes. Financial institutions should consult their legal advisers or the appropriate regulators to determine the appropriate treatment of Senior Contingent Notes under any applicable risk-based capital or similar rules.

EU Savings Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income (the "Savings Directive") (see "Taxation – EU Savings Directive" below), EC Member States are required, from 1 July 2005, to provide to the tax authorities of another EC Member State details of payment of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However for a transitional

period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries).

Also with effect from 1 July 2005, a number of non-EU countries including Switzerland and certain dependent or associated territories of certain EC Member States have agreed to adopt similar measures (either provision of information or transitional withholding) (a withholding system in the case of Switzerland) in relation to payments made by a person within its jurisdiction to, or collected by such a person for, an individual resident in an EC Member State.

In addition, the EC Member States have entered into reciprocal provision of information or transitional withholding arrangements with certain of those dependent or associated territories in relation to payments made by a person in an EC Member State to, or collected by such a person for, an individual resident in one of those territories. If, following implementation of the Savings Directive, a payment were to be made or collected through an EC Member State which has opted for a withholding system and an amount of, or in respect of tax were to be withheld from that payment, neither the Issuer nor any Paying Agent nor any other person would be obliged to pay additional amounts with respect to any Note as a result of the imposition of such withholding tax. If a withholding tax is imposed on payment made by a Paying Agent following implementation of the Savings Directive, the Issuer will be required to maintain a Paying Agent in an EC Member State that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

Change of law

The conditions of the Senior Contingent Notes are based on Dutch law in effect as at the date of this Prospectus. No assurance can be given as to the impact of any possible judicial decision or change to Dutch law or administrative practice after the date of this Prospectus.

IMPORTANT INFORMATION

Responsibility Statement

This Prospectus comprises a prospectus for the purposes of the Prospectus Directive and the Dutch securities laws. Rabobank Nederland, having taken all reasonable care to ensure that such is the case, confirms that, to the best of its knowledge, the information contained in this Prospectus with respect to the Group and the Senior Contingent Notes or otherwise is in accordance with the facts and does not omit anything likely to affect the import of such information. Rabobank Nederland accepts responsibility accordingly.

Documents incorporated by reference

This Prospectus should be read and construed in conjunction with the following documents which have been previously published or are published simultaneously with this Prospectus and which have been filed with the AFM:

(a) the audited consolidated and unconsolidated annual financial statements of the Issuer for the financial year ended 31 December 2006 (together with the auditor's report thereon and explanatory notes thereto);

(b) the audited consolidated and unconsolidated annual financial statements of the Issuer for the financial year ended 31 December 2007 (together with the auditor's report thereon and explanatory notes thereto);

(c) the audited consolidated and unconsolidated annual financial statements of the Issuer for the financial year ended 31 December 2008 (together with the auditor's report thereon and explanatory notes thereto);

(d) the reviewed condensed consolidated interim financial information for the six month period ended 30 June 2009 (together with the review report thereon and the explanatory notes thereto);

(e) the "Historical Financial Information" section from the Issuer's Euro 110,000,000,000 Global Medium-Term Note Programme Prospectus dated 8 May 2009, on pages F-72 to F-84 (inclusive);

(f) the press release of the Issuer dated 4 March 2010 entitled "Rabobank strong results in 2009" (the "2009 Results Press Release") disclosing certain financial information of the Issuer relating to the year ended 31 December 2009, excluding all those sections of the press release appearing after the sub-heading "Responsible banking"; and

(g) pages 52 to 58 (inclusive) of the "Annual Summary 2009" of Rabobank Group published on 4 March 2010 (the "2009 Annual Summary") setting out consolidated financial information of the Issuer for the year ended 31 December 2009.

Such documents shall be incorporated in, and form part of, this Prospectus, save that any statement contained in a document which is incorporated by reference herein shall be modified or superseded for the purpose of this Prospectus to the extent that a statement contained herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this Prospectus.

The Issuer will provide, without charge, to each person to whom a copy of this Prospectus has been delivered, upon the request of such person, a copy of any or all of the documents incorporated herein by reference unless such documents have been modified or superseded as specified above, in which case the modified or superseding versions of such document will be provided. Requests for such documents should be directed to the Issuer at its office set out at the end of this Prospectus. In addition, such documents will be available,

without charge, from the principal office in the Netherlands of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities) (as Euronext Amsterdam Listing Agent).

The Issuer will, in the event of any significant new factor, material mistake or inaccuracy relating to information included in this Prospectus which is capable of affecting the assessment of the Senior Contingent Notes, prepare a supplement to this Prospectus.

From time to time the credit rating agencies may revise their ratings of the Issuer or the Issuer's securities or the outlooks on these ratings. Unless required by applicable law, the Issuer might not prepare a supplement to this Prospectus in the event that one or more of these credit rating agencies revise their ratings outlook on the Issuer or the Issuer's securities.

FORWARD-LOOKING STATEMENTS

This Prospectus includes forward-looking statements. All statements other than statements of historical facts included in this Prospectus, including, without limitation, those regarding the Issuer's financial position, business strategy, plans and objectives of management for future operations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Rabobank Group, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Issuer's present and future business strategies and the environment in which the Rabobank Group will operate in the future. Among the important factors that could cause the Rabobank Group's actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, the competitive nature of the banking business in the Netherlands; credit and other risks of lending; volatility in Dutch and international equity markets; government regulation and tax matters; the outcome of legal or regulatory disputes and proceedings; and changes in Dutch economic conditions, political events, interest rates, exchange rates and inflation. These forward-looking statements speak only as of the date of this Prospectus. The Issuer expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the Issuer's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The foregoing paragraph applies to those forward-looking statements which are both set out in this Prospectus and which are incorporated by reference herein - see "Important Information - Documents Incorporated by Reference".

GENERAL OVERVIEW OF THE OFFERING

Capitalised terms used but not defined in this summary shall bear the respective meanings ascribed to them in "Terms and Conditions of the Senior Contingent Notes".

Issuer of the Senior Contingent Notes	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
Joint Lead Managers	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Trading as Rabobank International) Credit Suisse Securities (Europe) Limited Merrill Lynch International Morgan Stanley & Co. International plc UBS Limited
Fiscal Agent and Principal Paying Agent	Deutsche Bank AG, London Branch
Paying Agent	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Trading as Rabobank International)
Listing Agent	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
Issue Size	€1,250,000,000
Maturity Date	Unless previously redeemed or purchased and cancelled, the Senior Contingent Notes will be redeemed at 100 per cent. of their principal amount on 19 March 2020.
Issue Date	19 March 2010
Interest	The Senior Contingent Notes will bear interest at a rate of 6.875 per cent. per annum payable annually in arrear from (and including) the Issue Date, as more fully described under Condition 5.
Interest Payment Dates	Interest will be payable on 19 March in each year (each, an "Interest Payment Date"), commencing on 19 March 2011.
Ranking	The payment obligations under the Senior Contingent Notes and the Coupons constitute unsubordinated and (subject to Condition 4) unsecured obligations of the Issuer and shall at all times rank *pari passu* and without any preference among themselves and shall, save for such exceptions as may be provided by applicable law and subject to Condition 4, at all times rank equally with all other unsecured and unsubordinated indebtedness and monetary obligations of the Issuer, present and future.
Write Down	Unless a notice of redemption has previously been given by the Issuer pursuant to Condition 7(*b*) or an Event of Default has occurred and, if capable of remedy, has not been remedied prior to the relevant Subsequent Trigger Test Date, if a Trigger Event (as defined in Condition 1) has occurred and is continuing on the relevant Subsequent Trigger Test Date, then subject to Condition 6, (i) the principal amount of all, but not some only, of the Senior

Contingent Notes shall be automatically and permanently reduced to 25 per cent. of their original principal amount on the Write Down Date, and (ii) the Issuer shall redeem all, but not some only, of the Senior Contingent Notes at their Write Down Redemption Price on the Write Down Redemption Date.

A "Trigger Event" shall occur if, on any date (an "Initial Trigger Date") during the period from (and including) the Issue Date to (but excluding) the date 25 Business Days prior to the Maturity Date, the Equity Capital Ratio is less than 7 per cent. and the Issuer delivers to the Fiscal Agent a certificate signed by any two members, at that time, of the Executive Board, on behalf of the Executive Board certifying that the Equity Capital Ratio is less than 7 per cent.

Such Trigger Event shall be continuing on the Subsequent Trigger Test Date if, and only if, the Equity Capital Ratio is less than 7 per cent. on that date (whether or not such ratio has been less than 7 per cent. on each date during the period from (but excluding) the Initial Trigger Date to (but excluding) the Subsequent Trigger Test Date) and, on that date, the Issuer delivers to the Fiscal Agent a certificate signed by any two members, at that time, of the Executive Board, on behalf of the Executive Board certifying that the Equity Capital Ratio is less than 7 per cent.

"Equity Capital" means, at any time, the aggregate euro amount of all Member Certificates (and such successor or other instruments representing capital paid up or contributed to the Rabobank Group by members) and retained earnings of the Rabobank Group, at such time calculated by the Issuer on a consolidated basis in accordance with the accounting standards applicable to the Rabobank Group at such time.

"Equity Capital Ratio" means, at any time, the ratio of the Equity Capital to the Risk Weighted Assets, at such time calculated by the Issuer on a consolidated basis.

The "Write Down Redemption Price" means, in respect of each Senior Contingent Note, an amount equal to 25 per cent. of the original principal amount thereof together with any Outstanding Payments.

If the Issuer fails to make payment of the Write Down Redemption Price and any other Outstanding Payments as aforesaid on the Write Down Redemption Date, Holders may institute such proceedings against the Issuer as they think fit to enforce such payment only following the second Business Day following the Write Down Redemption Date.

As at 31 December 2009, the Equity Capital Ratio of the Rabobank Group was 12.5 per cent.

Redemption due to Tax Law Change..

If as a result of a Tax Law Change:

(i) there is more than an insubstantial risk that the Issuer will be required to pay Additional Amounts with respect

to payments on the Senior Contingent Notes; or

(ii) Interest payable on the Senior Contingent Notes when paid would not be deductible by the Issuer for Netherlands corporate income tax liability purposes,

then the Issuer may, subject to Condition *7(b),* at any time prior to the Maturity Date redeem all, but not some only, of the Senior Contingent Notes at their Redemption Price in the case of (i) above and at their Special Redemption Price in the case of (ii) above on the relevant date fixed for redemption as more particularly set out in Condition 7*(c)*.

Withholding Tax and Additional Amounts .... The Issuer will pay such Additional Amounts as may be necessary in order that the net payment received by each Holder in respect of the Senior Contingent Notes, after withholding for any taxes imposed by tax authorities in the Netherlands upon payments made by or on behalf of the Issuer in respect of the Senior Contingent Notes, will equal the amount which would have been received in the absence of any such withholding taxes, subject to customary exceptions, as more particularly set out in Condition 10.

Negative Pledge .... The Senior Contingent Notes will have the benefit of a negative pledge in relation to the Issuer. See "Terms and Conditions of the Senior Contingent Notes – Negative Pledge".

Events of Default .... If an Event of Default occurs, any Holder may by written notice to the Issuer at its specified office declare its Senior Contingent Note to be forthwith due and payable, whereupon the principal amount of such Senior Contingent Note together with any Outstanding Payments to the date of payment shall become immediately due and payable, unless such Event of Default shall have been remedied prior to the receipt of such notice by the Issuer. For a description of the Events of Default, see "Terms and Conditions of the Senior Contingent Notes – Definitions and Interpretation".

Listing.. Application has been made to list the Senior Contingent Notes on Euronext Amsterdam by NYSE Euronext, a regulated market of Euronext Amsterdam N.V. It is expected that admission to listing will become effective and dealings are expected to commence on 19 March 2010.

Governing Law .... The Senior Contingent Notes will be governed by, and construed in accordance with, Dutch law.

Form .... Bearer. The Senior Contingent Notes will initially be evidenced by a temporary global Senior Contingent note, without interest coupons, which will be deposited with a common depositary on behalf of Euroclear and Clearstream, Luxembourg (the "Temporary Global Senior Contingent Note"). The Temporary Global Senior Contingent Note will be exchangeable for interests in the global Senior Contingent note (the "Global Senior Contingent Note"), without interest coupons, on or after a date which is expected to be 28 April

	2010, upon certification as to non-U.S. beneficial ownership.
Denomination	€50,000.
Yield	6.875 per cent.
Clearing and Settlement	The Senior Contingent Notes have been accepted for clearance through the facilities of each of Euroclear and Clearstream, Luxembourg.
Rating	The Senior Contingent Notes will not be rated.
Risk Factors	Prospective investors should carefully consider the information under "Risk Factors" in conjunction with the other information contained or incorporated by reference in this document.

The Issuer considers that, inter alia, the following factors may affect its ability to fulfil its obligations under the Senior Contingent Notes, as more particularly set out in "Risk Factors":

- Business and general economic conditions;
- Credit risk;
- Bad debt costs/average private sector lending ratio;
- Country risk;
- Interest rate risk;
- Funding and liquidity risk;
- Market risk;
- Currency risk;
- Operational risk;
- Legal risk;
- Tax risk; and
- Effect of governmental policy and regulation; and
- Rabobank Group is subject to capital requirements that could limit its operations.

In addition, the following factors, inter alia, are material for the purpose of assessing the market risks associated with the Senior Contingent Notes, as more particularly set out in "Risk Factors":

- Risks relating to the Senior Contingent Notes being subject to early redemption at 25 per cent. of their original principal amount following a Trigger Event (see "Factors which are material for the purpose of assessing the market risks associated with the Senior Contingent Notes – Senior Contingent Notes may be redeemed at their Write Down Redemption Price in certain prescribed circumstances, which may be difficult to predict and consequently the

trading behaviour of the Senior Contingent Notes may be unpredictable");

- Risks relating to the Conditions permitting defined majorities to bind all Holders of Senior Contingent Notes at meetings of such Holders (see "Factors which are material for the purpose of assessing the market risks associated with the Senior Contingent Notes – Modification and Waiver") .

Use of Proceeds.................................... The net proceeds of the issue of the Senior Contingent Notes, expected to amount to approximately €1,231,250,000, will be used by the Issuer in connection with its banking business.

Security Codes..................................... ISIN: XS0496281618

Common Code: 049628161

Selling Restrictions.............................. The United States and the United Kingdom.

The Senior Contingent Notes have not been and will not be registered under the Securities Act and, subject to certain exceptions, may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act). The Senior Contingent Notes are being offered and sold outside the United States to non-U.S. persons in reliance on Regulation S. For a description of these and certain further restrictions on offers, sales and transfers of the Senior Contingent Notes and distribution of this Prospectus, see "Subscription and Sale".

TERMS AND CONDITIONS OF THE SENIOR CONTINGENT NOTES

The issue of the Senior Contingent Notes of the Issuer was authorised by a resolution of the Executive Board passed on 3 November 2009, by a resolution of the Supervisory Board passed on 26 November 2009 and by a Secretary's Certificate dated 17 March 2010. The Agency Agreement has been entered into in respect of the Senior Contingent Notes and is available for inspection during usual business hours at the specified offices of each of the Paying Agents and the Fiscal Agent.

1 Definitions and Interpretation

In these Conditions:

"**Additional Amounts**" means such additional amounts as may be necessary so that the net amount received by the Holders, after the relevant withholding or deduction of any Relevant Tax, will equal the amount which would have been received in respect of the Senior Contingent Notes in the absence of such withholding or deduction;

"**Administrative Action**" means any judicial decision, official administrative pronouncement, published or private ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to adopt such procedures or regulations);

"**Agency Agreement**" means the fiscal agency agreement dated 19 March 2010 entered into between the Issuer, the Fiscal Agent and the Paying Agents;

"**Agent Bank**" means, if any, the bank or institution appointed by the Issuer as Agent Bank in accordance with Condition 7(*f*) and on the terms of either the Agency Agreement or another agreement between the Issuer and the Agent Bank to perform the functions expressed to be performed by the Agent Bank under these Conditions;

"**Business Day**" means a day on which the TARGET System is operating;

"**Calculation Amount**" means, prior to the Write Down Date (if any), €50,000 in principal amount and, from and including the Write Down Date, €12,500 in principal amount;

"**Conditions**" means these terms and conditions of the Senior Contingent Notes, as they may be amended from time to time in accordance with the provisions hereof;

"**Coupons**" means the interest coupons appertaining to the Senior Contingent Notes in definitive form;

"**Couponholder**" means the holder of a Coupon whether or not attached to the relevant Senior Contingent Note;

"**Day-count Fraction**" means (i) in respect of an Interest Amount payable on a scheduled Interest Payment Date, one; and (ii) in respect of an Interest Amount payable other than on a scheduled Interest Payment Date, the number of days in the relevant period, from (and including) the date from which Interest begins to accrue to (but excluding) the date on which it falls due, divided by the number of days in the Interest Period in which the relevant period falls (including the first such day but excluding the last);

"**Dutch Central Bank**" means *De Nederlandsche Bank N.V.*, or such other governmental authority in the Netherlands having primary prudential supervisory authority with respect to the Rabobank Group;

"**Equity Capital**" means, at any time, the aggregate euro amount of all Member Certificates (and such successor or other instruments representing capital paid up or contributed to the Rabobank Group by

members) and retained earnings of the Rabobank Group, at such time calculated by the Issuer on a consolidated basis in accordance with the accounting standards applicable to the Rabobank Group at such time;

"**Equity Capital Ratio**" means, at any time, the ratio of the Equity Capital to the Risk Weighted Assets, at such time calculated by the Issuer on a consolidated basis;

"**€**", "**EUR**" or "**euro**" means the single currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty of Rome establishing the European Communities as amended;

"**Event of Default**" means, any of the following events:

(i) default by the Issuer is made for more than 30 days in the payment of interest in respect of any of the Senior Contingent Notes; or

(ii) the Issuer fails to perform or observe any of its other obligations under the Senior Contingent Notes and such failure continues for the period of 60 days next following the service on the Issuer of notice requiring the same to be remedied; or

(iii) the Issuer fails in the due repayment of borrowed money which exceeds €35,000,000 or its countervalue and such failure continues for a period of 30 days after notice of such failure has been received by the Issuer or the Issuer fails to honour any guarantee or indemnity in excess of €35,000,000 or its countervalue and such failure continues for a period of 30 days after notice of such failure has been received by the Issuer, provided that in each case no Event of Default shall be deemed to have occurred if the Issuer shall contest its liability in good faith or shall have been ordered not to make such payment by a competent court; or

(iv) the Issuer becomes bankrupt, an administrator is appointed, or an order is made or an effective resolution is passed for the winding-up, liquidation or administration of the Issuer (except for the purposes of a reconstruction or merger the terms of which have previously been approved by a meeting of Holders) or an application is filed for a declaration (which is not revoked within a period of 30 days), or a declaration is made, under Art. 3:160 of the Dutch Financial Supervision Act (*Wet op het financieel toezicht*), as modified or re-enacted from time to time, in respect of the Issuer; or

(v) the Issuer compromises with its creditors generally or such measures are officially decreed; or

(vi) the Issuer shall cease to carry on the whole or a substantial part of its business (except for the purposes of a reconstruction or merger the terms of which have previously been approved by a meeting of the Holders).

"**Executive Board**" means the executive board (*raad van bestuur*) of the Issuer;

"**Extraordinary Resolution**" means a resolution passed at a meeting duly convened and held in accordance with the Agency Agreement by a majority of at least 75 per cent. of the votes cast;

"**Fiscal Agent**" means Deutsche Bank AG, London Branch in its capacity as fiscal agent, which expression shall include any successor thereto;

"**Holder**" means the bearer of any Senior Contingent Note;

"**Interest**" means interest in respect of the Senior Contingent Notes including, as the case may be, any applicable Additional Amounts thereon;

"**Interest Amount**" means the amount of Interest payable per Calculation Amount in respect of the relevant Interest Period or Interest Periods, as calculated by the Fiscal Agent;

"**Interest Payment Date**" means 19 March in each year, commencing on 19 March 2011;

"**Interest Period**" means the period from (and including) the Issue Date ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date;

"**Interest Rate**" means 6.875 per cent. per annum;

"**Issue Date**" means 19 March 2010, being the date of the initial issue of the Senior Contingent Notes;

"**Issuer**" means Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland);

"**Local Rabobank**" means any of the Issuer's local member banks;

"**Maturity Date**" means 19 March 2020;

"**Member Certificates**" means non-exchangeable (*niet-royeerbare*) depositary receipts representing shares in the capital of Rabobank Ledencertificaten N.V. from time to time;

"**Outstanding Payments**" means, in relation to any amounts payable on redemption or repayment of the Senior Contingent Notes, an amount representing accrued and unpaid Interest Amounts to the date of redemption or repayment or, if later, the Relevant Date plus Additional Amounts thereon, if any;

"**Paying Agents**" means Deutsche Bank AG, London Branch and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) in their capacity as paying agents, which expression includes any successor and additional paying agents appointed from time to time in connection with the Senior Contingent Notes;

"**Proceedings**" means legal action or proceedings arising out of or in connection with any Senior Contingent Notes;

"**Rabobank Group**" means the Issuer together with its branches and consolidated subsidiaries and the Local Rabobanks;

"**Redemption Price**" means, in respect of each Senior Contingent Note, the principal amount thereof together with any Outstanding Payments;

"**Relevant Date**" means, in respect of any payment, the date on which such payment first becomes due and payable but, if such payment is improperly withheld or refused, the date on which payment is made or (if earlier) the date on which notice is duly given to the Holders that, upon further presentation of the Senior Contingent Note or Coupon being made in accordance with the Conditions, such payment will be made, provided that payment is in fact made upon such presentation;

"**Relevant Tax**" means, collectively, any present or future taxes, duties, assessments or governmental charges of whatever nature, which are imposed or levied by or on behalf of the Netherlands or any authority therein or thereof having power to tax;

"**Risk Weighted Assets**" means, at any time, the aggregate euro amount of all risk weighted assets of the Rabobank Group, at such time calculated by the Issuer on a consolidated basis in accordance with the rules and regulations of the Dutch Central Bank at such time;

"**Senior Contingent Notes**" means the €1,250,000,000 6.875 per cent. Senior Contingent Notes due 2020, which expression shall, unless the context otherwise requires, include any further instruments issued pursuant to Condition 15 and forming a single series with the Senior Contingent Notes;

"**Special Redemption Price**" means, in respect of each Senior Contingent Note, (a) 100 per cent. of the principal amount of such Senior Contingent Note or, if this is higher, (b) the price, expressed as a percentage (rounded to four decimal places, 0.00005 being rounded upwards), at which the annual yield to redemption on the Senior Contingent Note on the Reference Date (assuming for this purpose that the Senior Contingent Notes are to be redeemed at their principal amount on the Maturity Date) is equal to the Reference Bond Yield (determined by reference to the middle market price) at 11.00 a.m. (Amsterdam time) on the Reference Date of the Reference Bond plus 1 per cent., all as determined by the Agent Bank. For the purposes of the definition of Special Redemption Price:

> "Primary Bond Dealer" means any credit institution or financial services institution that regularly deals in bonds and other debt securities;
>
> "Reference Bond" means the Bundesrepublik Deutschland €17,000,000 3.25 per cent. Bond due 2020 (ISIN: DE0001135390) or if such security is no longer in issue such other Deutsche Bund with a maturity date as near as possible to the Maturity Date as the Agent Bank may, with the advice of the Reference Bond Dealers and in consultation with the Issuer, determine to be appropriate by way of substitution for the Bundesrepublik Deutschland €17,000,000 3.25 per cent. Bond due 2020 (ISIN: DE0001135390);
>
> "Reference Bond Dealer" means either the Agent Bank or any other Primary Bond Dealer selected by the Agent Bank after consultation with the Issuer;
>
> "Reference Bond Dealer Quotations" means the average, as determined by the Agent Bank, of the bid and ask prices for the Reference Bond (expressed in each case as a percentage of its principal amount) quoted in writing to the Agent Bank by such Reference Bond Dealer at 11.00 a.m. (Amsterdam time) on the Reference Date;
>
> "Reference Bond Price" means (i) the average of five Reference Bond Dealer Quotations, after excluding the highest and lowest such Reference Bond Dealer Quotations, or (ii) if the Agent Bank obtains fewer than five such Reference Bond Dealer Quotations, the average of all such Reference Bond Dealer Quotations;
>
> "Reference Bond Yield" means the rate per annum equal to the annual yield to maturity of the Reference Bond, assuming a price equal to the Reference Bond Price for the Reference Date; and
>
> "Reference Date" means the date which is three TARGET Business Days prior to the date fixed for redemption pursuant to Conditions 7(*c*)(ii) by the Issuer;

"**Subsequent Trigger Test Date**" means, in relation to an Initial Trigger Date and the Trigger Event Notice in respect thereof, the date falling 20 Business Days after the date on which the relevant Trigger Event Notice is given;

"**TARGET System**" means the Trans-European Real-Time Gross Settlement Express Transfer (TARGET2) System which was launched on 19 November 2007 or any successor thereof;

"**Tax Law Change**" means (i) any amendment to, or clarification of, or change (including any announced prospective change) in, the laws or treaties (or any regulations promulgated thereunder) of the Netherlands or any political subdivision or taxing authority thereof or therein affecting taxation, (ii) any Administrative Action or (iii) any amendment to, clarification of, or change in the official position or the interpretation of such Administrative Action or any interpretation or pronouncement that provides for a position with respect to

such Administrative Action that differs from the theretofore generally accepted position, in each case, by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which such amendment, clarification or change is made known, which amendment, clarification or change is effective, or which pronouncement or decision is announced, on or after the Issue Date;

A " **Trigger Event**" shall occur if, subject to Condition 6(*a*), on any date (an "**Initial Trigger Date**") during the period from (and including) the Issue Date to (but excluding) the date 25 Business Days prior to the Maturity Date, the Equity Capital Ratio is less than 7 per cent. and the Issuer delivers to the Fiscal Agent a certificate signed by any two members, at that time, of the Executive Board, on behalf of the Executive Board certifying that the Equity Capital Ratio is less than 7 per cent.

Such Trigger Event shall be continuing on the Subsequent Trigger Test Date if, and only if, the Equity Capital Ratio is less than 7 per cent. on that date (whether or not such ratio has been less than 7 per cent. on each date during the period from (but excluding) the Initial Trigger Date to (but excluding) the Subsequent Trigger Test Date) and, on that date, the Issuer delivers to the Fiscal Agent a certificate signed by any two members, at that time, of the Executive Board, on behalf of the Executive Board certifying that the Equity Capital Ratio is less than 7 per cent.;

"**Trigger Event Notice**" has the meaning given to it in Condition 6;

"**Write Down**" means a reduction of the principal amount of the Senior Contingent Notes pursuant to Condition 6 and "**Written Down**" shall have a corresponding meaning;

"**Write Down Date**" means the Business Day following the giving of a notice by the Issuer pursuant to Condition 6(*b*)(ii)(x);

"**Write Down Redemption Date**" means the Business Day following the Write Down Date;

"**Write Down Redemption Price**" means, in respect of each Senior Contingent Note, an amount equal to 25 per cent. of the original principal amount thereof together with any Outstanding Payments.

2 Form, Denomination and Title

(a) Form and Denomination

The Senior Contingent Notes are serially numbered and in bearer form in the denomination of €50,000 each with Coupons attached on issue.

(b) Title

Title to the Senior Contingent Notes and Coupons relating to them passes by delivery. The Holder or Couponholder will (except as otherwise required by law) be treated as its absolute owner for all purposes and no person will be liable for so treating the Holder or Couponholder.

3 Status

The Senior Contingent Notes and Coupons relating to them constitute unsubordinated and (subject to Condition 4) unsecured obligations of the Issuer and shall at all times rank *pari passu* and without any preference among themselves. The payment obligations of the Issuer under the Senior Contingent Notes and the Coupons relating to them shall, save for such exceptions as may be provided by applicable law and subject to Condition 4, at all times rank equally with all other unsecured and unsubordinated indebtedness and monetary obligations of the Issuer, present and future.

4 Negative Pledge

So long as any of the Senior Contingent Notes or Coupons relating to them remain outstanding (as defined in the Agency Agreement), the Issuer undertakes not to secure any of its other indebtedness, whether present or future, which is both (a) represented by bonds, notes or other securities which have an initial life exceeding two years and which are for the time being, or are intended to be, quoted, listed, ordinarily dealt in or traded on any stock exchange or over-the-counter or other similar securities market and (b) not Domestic Indebtedness.

In this Condition 4, "Domestic Indebtedness" means the indebtedness as referred to under (a) above of the Issuer which is denominated or payable (at the option of any party) in euro unless 50 per cent. or more thereof in aggregate principal amount is initially offered or sold outside the Netherlands.

5 Interest

(a) General

The Senior Contingent Notes bear Interest from (and including) the Issue Date to (but excluding) the Maturity Date or, if earlier, the Write Down Redemption Date in accordance with the provisions of this Condition 5.

(b) Interest Rate

The Senior Contingent Notes bear Interest at the Interest Rate and will be payable annually in arrear on each Interest Payment Date as provided in this Condition 5.

(c) Interest Accrual, Calculation and Rounding

The Senior Contingent Notes will cease to bear Interest from (and including) the date of redemption thereof pursuant to Condition 6 or 7 unless payment of all amounts due in respect of the Senior Contingent Notes is not properly and duly made, in which event Interest shall continue to accrue, both before and after judgment, at the Interest Rate and shall be payable, as provided in these Conditions up to (but excluding) the Relevant Date.

Interest Amounts in respect of any Senior Contingent Note shall be calculated per Calculation Amount and shall be equal to the product of the Calculation Amount, the Interest Rate and the relevant Day-count Fraction for the relevant period, rounding the resultant figure to the nearest cent (half a cent being rounded upwards).

6 Write Down

(a) Write Down of principal amount

Unless a notice of redemption has previously been given by the Issuer pursuant to Condition 7(*b*) or an Event of Default has occurred and, if capable of remedy, has not been remedied prior to the Subsequent Trigger Test Date, if a Trigger Event occurs and is continuing on the relevant Subsequent Trigger Test Date, then, subject to the Issuer notifying the Holders and Couponholders in accordance with Condition 6(*b*) below:

(i) the principal amount of all, but not some only, of the Senior Contingent Notes shall be automatically and permanently reduced to 25 per cent. of their original principal amount on the Write Down Date; and

(ii) the Issuer shall redeem all, but not some only, of the Senior Contingent Notes at their Write Down Redemption Price on the Write Down Redemption Date.

A Trigger Event may occur on more than one occasion but no new Initial Trigger Date shall occur before a notice in accordance with Condition 6(*b*)(ii)(y) has been given in respect of the previous Initial Trigger Date (if any). A Write Down may occur only once.

Upon a Write Down, Holders and Couponholders shall have no claim against the Issuer in respect of the Senior Contingent Notes (or the unmatured Coupons relating to them) other than for payment of the Write Down Redemption Price and any other Outstanding Payments. For the avoidance of doubt, the Write Down of the Senior Contingent Notes shall not constitute an Event of Default hereunder or a default for any other purpose. Upon payment of the Write Down Redemption Price all Senior Contingent Notes redeemed by the Issuer pursuant to this Condition 6 (together with all unmatured Coupons relating to them) will forthwith be cancelled and Holders and Couponholders shall have no further claim against the Issuer in respect of the Senior Contingent Notes (or the unmatured Coupons relating to them).

If the Issuer fails to make payment of the Write Down Redemption Price and any other Outstanding Payments as aforesaid on the Write Down Redemption Date, Holders may institute such proceedings against the Issuer as they think fit to enforce such payment only following the second Business Day following the Write Down Redemption Date.

(b) Notices

(i) Within three Business Days following the occurrence of a Trigger Event, the Issuer shall give notice thereof to Holders and Couponholders (the "Trigger Event Notice") in accordance with Condition 14. The Trigger Event Notice shall specify the Equity Capital Ratio and the relevant Subsequent Trigger Test Date.

(ii) On the Business Day following the relevant Subsequent Trigger Test Date, the Issuer shall give notice to Holders and Couponholders in accordance with Condition 14, either:

(x) if the Trigger Event is continuing on the Subsequent Trigger Test Date, confirming the Write Down will occur on the Write Down Date; or

(y) if the Trigger Event is not continuing on the Subsequent Trigger Test Date, confirming that the Trigger Event is no longer continuing and consequently the Write Down will not occur on the relevant Write Down Date.

(c) Issuer Covenants

The Issuer covenants and agrees with each Holder and Couponholder that for so long as the Senior Contingent Notes remain outstanding, from (and including) the semi-annual consolidated financial statements as at 30 June 2010 onwards, the Issuer shall publish in its annual and semi-annual consolidated financial statements the Equity Capital Ratio of the Rabobank Group as at the date to which such financial statements are prepared and provide copies of such financial statements to the Fiscal Agent as soon as reasonably practicable thereafter. Nothing herein shall prevent the Issuer from publishing the Equity Capital Ratio of the Rabobank Group from time to time in any other manner or more frequently.

7 Redemption and Purchase

(a) Final Redemption

Unless previously Written Down, redeemed or purchased and cancelled, the Senior Contingent Notes will be redeemed at their principal amount at the Maturity Date.

(b) ***Conditions to Redemption***

Any redemption of the Senior Contingent Notes in accordance with Condition 7*(c)* is subject to the Issuer giving not less than 30 nor more than 60 calendar days' notice to the Holders, the Fiscal Agent and the Paying Agents, in accordance with Condition 14, which notice shall be irrevocable.

Prior to the publication of any notice of redemption pursuant to this Condition 7, the Issuer shall deliver to the Fiscal Agent a certificate signed by any two members, at that time, of the Executive Board, on behalf of the Executive Board stating that the relevant requirement or circumstance giving rise to the right to redeem is satisfied.

(c) ***Redemption Due to Taxation***

If as a result of a Tax Law Change:

(i) there is more than an insubstantial risk that the Issuer will be required to pay Additional Amounts with respect to payments on the Senior Contingent Notes; or

(ii) Interest payable on the Senior Contingent Notes when paid would not be deductible by the Issuer for Netherlands corporate income tax liability purposes,

then the Issuer may, subject to Condition 7*(b)*, having delivered to the Fiscal Agent a copy of an opinion of an independent nationally recognised law firm or other tax adviser in the Netherlands experienced in such matters to the effect set out in (i) or, as applicable, (ii) above, and having given the notice required by Condition 7*(b)* specifying the date fixed for redemption and, in the case of (ii) above, having validly appointed an Agent Bank to determine the Special Redemption Price, redeem all, but not some only, of the Senior Contingent Notes at their (a) Redemption Price, in the case of (i) above or (b) Special Redemption Price, in the case of (ii) above.

(d) ***Purchases***

The Issuer or any other member of the Rabobank Group may, at any time purchase Senior Contingent Notes in any manner and at any price. Such purchases will be made together with all unmatured Coupons relating to them.

(e) ***Cancellation***

All Senior Contingent Notes redeemed by the Issuer pursuant to this Condition 7 (together with all unmatured Coupons relating to them) will forthwith be cancelled. All Senior Contingent Notes purchased by or on behalf of the Issuer or any other member of the Rabobank Group may be held, reissued, resold or, at the option of the Issuer, surrendered to the Fiscal Agent for cancellation (together with all unmatured Coupons relating to them). Senior Contingent Notes so surrendered shall be cancelled forthwith. Any Senior Contingent Notes so surrendered for cancellation may not be reissued or resold and the obligations of the Issuer in respect of any such Senior Contingent Notes shall be discharged.

(f) ***Agent Bank***

The Issuer will appoint and maintain an Agent Bank at any time one is required by these Conditions.

The Agent Bank shall be a leading investment, merchant or commercial bank or financial institution. The Issuer may from time to time replace the Agent Bank with another leading investment, merchant or commercial bank or financial institution. If the Agent Bank is unable or unwilling to continue to act as the Agent Bank or fails duly to determine the Special Redemption Price, the Issuer shall forthwith appoint another leading investment, merchant or commercial bank or financial institution to act as such

in its place. The Agent Bank may not resign its duties or be removed without a successor having been appointed as aforesaid.

All notifications, opinions, determinations, certificates, calculations, quotations and decisions given, expressed, made or obtained for the purposes of Condition 7*(c)* will (in the absence of wilful default, bad faith or manifest or proven error) be binding on the Issuer, the Paying Agents and all Holders and (subject as aforesaid) no liability to the Holders, or the Issuer shall attach to the Agent Bank in connection with the exercise or non-exercise by it of any of its powers, duties and discretions.

8 Payments

(a) Method of Payment

Payments of principal, Interest and any premium shall be made by transfer to a euro account maintained by the payee with a bank in the Euro-zone upon surrender of the relevant Senior Contingent Note or Coupon at the specified office of any Paying Agent or the Fiscal Agent.

(b) Payments Subject to Fiscal Laws

Without prejudice to the terms of Condition 10, all payments made in accordance with these Conditions shall be made subject to any fiscal or other laws and regulations applicable in the place of payment. No commissions or expenses shall be charged to the Holders or Couponholders in respect of such payments.

(c) Payments on Business Days

Payments due on a Senior Contingent Note or a Coupon may only be made on a business day. Unless otherwise specified herein, if the due date for any payment in respect of the Senior Contingent Notes is not a business day that payment shall be made on the next following business day but the Holder or Couponholder shall not be entitled to any interest or other sum in respect of such postponed payment. In this Condition, "business day" means a day on which commercial banks and foreign exchange markets are open in the place of the location of the specified office of the relevant Paying Agent or of the Fiscal Agent, as the case may be.

9 Events of Default

If an Event of Default occurs at any time prior to the Subsequent Trigger Test Date (if any), any Holder may by written notice to the Issuer at its specified office declare its Senior Contingent Note to be forthwith due and payable, whereupon the principal amount of such Senior Contingent Note together with any Outstanding Payments to the date of payment shall become immediately due and payable, unless such Event of Default shall have been remedied prior to the receipt of such notice by the Issuer.

10 Taxation

All payments made by or on behalf of the Issuer in respect of the Senior Contingent Notes and the Coupons will be made free and clear of, and without withholding or deduction for or on account of Relevant Tax paid by or on behalf of the Issuer, unless the withholding or deduction of such Relevant Tax is required by law. In that event, the Issuer will pay, as further Interest, Additional Amounts, except that no such Additional Amounts will be payable to a Holder (or to a third party on the Holder's behalf) or Couponholder with respect to any Senior Contingent Notes or Coupons:

(i) in the Netherlands;

(ii) if such Holder or Couponholder is liable to such taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or within the Netherlands in

respect of the Senior Contingent Notes or Coupons by reason of such Holder or Couponholder having some connection with the Netherlands other than by reason only of holding Senior Contingent Notes or Coupons or the receipt of the relevant payment in respect thereof;

(iii) if such Holder or Couponholder could lawfully avoid (but has not so avoided) such deduction or withholding by complying, or procuring that any third party complied, with any statutory requirements or by making or procuring that a third party makes a declaration of non-residence or other similar claim for exemption to any tax authority;

(iv) where such deduction or withholding is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(v) if such Holder or Couponholder could lawfully avoid (but has not so avoided) such deduction or withholding by presenting and surrendering the relevant Senior Contingent Note or Coupon to another Paying Agent in a Member State of the European Union; or

(vi) more than 30 days after the Relevant Date except to the extent that the Holder or Couponholder would have been entitled to such Additional Amounts on presenting the same for payment on the expiry of such period of 30 days.

11 Prescription

Claims for principal and Interest Amounts shall become void unless (i) in the case of principal, the relevant Senior Contingent Notes are presented for payment as required by Condition 8 within a period of five years of the appropriate due date and (ii) in the case of Interest Amounts, the relevant Coupons are presented for payment as required by Condition 8 within a period of five years of the appropriate due date.

12 Replacement of Senior Contingent Notes

If any Senior Contingent Note or Coupon is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Fiscal Agent, subject to all applicable laws, upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence, security, indemnity and otherwise as the Issuer may reasonably require. Mutilated or defaced Senior Contingent Notes or Coupons must be surrendered before replacements will be issued.

13 Meetings of Holders, Modification and Waiver

(a) Meetings of Holders

The Agency Agreement contains provisions for convening meetings of Holders to consider any matter affecting their interests, including sanctioning by Extraordinary Resolution of a modification of any of these Conditions. Such a meeting may be convened by the Issuer or Holders holding not less than 10 per cent. in principal amount of the Senior Contingent Notes for the time being outstanding. The quorum for any meeting convened to consider an Extraordinary Resolution shall be two or more persons holding or representing a clear majority in principal amount of the Senior Contingent Notes for the time being outstanding, or at any adjourned meeting two or more persons holding or representing whatever the principal amount of the Senior Contingent Notes held or represented, unless the business of such meeting includes consideration or proposals, *inter alia*, (i) to modify the provisions for redemption or Write Down of the Senior Contingent Notes or the dates on which Interest Amounts are payable in respect of the Senior Contingent Notes, (ii) to reduce or cancel the

principal amount of, or the amounts payable on redemption or Write Down of, the Senior Contingent Notes, (iii) to reduce the rate of Interest in respect of the Senior Contingent Notes or to vary the method of calculating the Interest Amount, on the Senior Contingent Notes, (iv) to change the currency of payment of the Senior Contingent Notes, (v) to modify the provisions concerning the quorum required at any meeting of Holders or (vi) to modify the provisions regarding the status of the Senior Contingent Notes referred to in Condition 3, in which case the resolution must be approved by an Extraordinary Resolution.

(b) *Modification and Waiver*

The Issuer shall only permit any modification of, or any waiver or authorisation of any breach or proposed breach of, or any failure to comply with, the Agency Agreement, if to do so could not reasonably be expected to be prejudicial to the interests of the Holders and Couponholders.

The Agency Agreement may be amended by the Issuer and the Fiscal Agent, without the consent of any Paying Agent, Holder or Couponholder, for the purpose of curing any ambiguity or of curing, correcting or supplementing any defective provision contained therein or in any manner which the Issuer and the Fiscal Agent may mutually deem necessary or desirable and which does not adversely affect the interests of the Holders or Couponholders.

14 Notices

Notices to Holders shall be valid if published in a daily newspaper of general circulation in London (which is expected to be the Financial Times) and so long as the Senior Contingent Notes are listed on Euronext Amsterdam and the rules of such exchange so require, in the Euronext Daily Official List and a daily newspaper with general circulation in the Netherlands. If any such publication is not practicable, notice shall be validly given if published in another leading daily English language newspaper with general circulation in Europe. The Issuer shall also ensure that notices are duly published in a manner which complies with the rules and regulations of Euronext Amsterdam. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the date of the first publication as provided above.

15 Further Issues

The Issuer may from time to time, without the consent of the Holders or the Couponholders, create and issue further instruments ranking *pari passu* in all respects (or in all respects save for the date from which interest thereon accrues and the amount of the first interest payment on such further instruments) and so that such further issue shall be consolidated and form a single series with the outstanding Senior Contingent Notes.

16 Agents

The Fiscal Agent and Paying Agents initially appointed by the Issuer and their respective specified offices are listed below. The Fiscal Agent and Paying Agents act solely as agents of the Issuer and do not assume any obligation or relationship of agency or trust for or with any Holder or Couponholder. The Issuer reserves the right at any time to vary or terminate the appointment of the Fiscal Agent and Paying Agents and to appoint additional or other agents, provided that it will at all times maintain (i) a Fiscal Agent, (ii) a Paying Agent, (iii) paying agents having specified offices in at least two major European cities (including Amsterdam) and (iv) a Paying Agent having specified office in a major city in a Member State of the European Union other than the Netherlands that will not be obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council Meeting of 26-27 November 2000 or any law implementing or complying with, or introduced to conform to such Directive. In addition, whenever a function expressed in these Conditions to be performed by the Agent Bank

is required to be performed, appoint and (for so long as such function is required to be performed) maintain an Agent Bank.

Notice of any such termination or appointment and of any change in the specified office of the Fiscal Agent or the Paying Agents and the Agent Bank will be given to the Holders in accordance with Condition 14. If the Fiscal Agent, any Paying Agent or the Agent Bank is unable or unwilling to act as such or if it fails to make a determination or calculation or otherwise fails to perform its duties under these Conditions or the Agency Agreement (as the case may be), the Issuer shall appoint an independent financial institution to act as such in its place which shall be a bank or trust company in the case of the Fiscal Agent and a leading investment, merchant or commercial bank or financial institution in the case of a replacement Agent Bank. The Fiscal Agent and the Paying Agents may not resign their duties or be removed without a successor having been appointed as aforesaid.

17 Governing Law

The Senior Contingent Notes are governed by, and shall be construed in accordance with, the laws of the Netherlands.

18 Jurisdiction

The competent courts of Amsterdam, the Netherlands are to have non-exclusive jurisdiction to settle any disputes which may arise out of or in connection with the Senior Contingent Notes and, accordingly, any Proceedings may be brought in such courts. This submission is made for the benefit of each of the Holders of the Senior Contingent Notes and shall not affect the right of any of them to take Proceedings in any other court of competent jurisdiction.

SUMMARY OF PROVISIONS RELATING TO THE SENIOR CONTINGENT NOTES WHILE IN GLOBAL FORM

The Temporary Global Senior Contingent Note and the Global Senior Contingent Note contain provisions which apply to the Senior Contingent Notes while they are in global form, some of which modify the effect of the terms and conditions of the Senior Contingent Notes set out in this document. The following is a summary of certain of those provisions.

1. Form of Senior Contingent Notes

The Senior Contingent Notes will initially be represented by a Temporary Global Senior Contingent Note without interest coupons in bearer form, which will be deposited on or about the Issue Date with, Deutsche Bank AG, London Branch, as common depositary on behalf of interests held through Euroclear and Clearstream, Luxembourg.

2. Exchange

The Temporary Global Senior Contingent Note is exchangeable in whole or in part for interests in the Global Senior Contingent Note on or after a date which is expected to be 28 April 2010, upon certification as to non-U.S. beneficial ownership in the form set out in the Temporary Global Senior Contingent Note.

The Global Senior Contingent Note is exchangeable in whole but not in part (free of charge to the holder) for Definitive Senior Contingent Notes:

(i) if such Senior Contingent Notes are held on behalf of Euroclear or Clearstream, Luxembourg or any other clearing system and any such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so; or

(ii) if principal in respect of any Senior Contingent Note is not paid when due; or

(iii) with the consent of the Issuer,

provided that, in the case of the first transfer of part of a holding pursuant to (i) or (ii) above, the Holder has given the Fiscal Agent not less than 30 days' notice at its specified office of the Holder's intention to effect such transfer.

3. Payments

Payments of principal and interest in respect of Senior Contingent Notes represented by the Global Senior Contingent Note will be made against presentation for endorsement and, if no further payment falls to be made in respect of the Senior Contingent Notes, surrender of the Global Senior Contingent Note to or to the order of the Fiscal Agent or such other Paying Agent as shall have been notified to the Holders for such purpose.

A record of each payment made in respect of Senior Contingent Notes represented by the Global Senior Contingent Note will be endorsed in the appropriate schedule to such Global Senior Contingent Note, which endorsement will be *prima facie* evidence that such payment has been made in respect of such Senior Contingent Notes. Conditions 10(v) and 16(iv) will apply to the Definitive Senior Contingent Notes only.

4. Accountholders

Each of the persons shown in the records of Euroclear, Clearstream, Luxembourg or any other clearing system as the holder of a Subordinated Capital Note represented by the Global Senior Contingent Note must look solely to Euroclear, Clearstream, Luxembourg or such other clearing system (as the case may be) for his

share of each payment made by the Issuer to the holder of the underlying Global Senior Contingent Note, and in relation to all other rights arising under the Global Senior Contingent Note, subject to and in accordance with the respective rules and procedures of Euroclear, Clearstream, Luxembourg or such clearing system (as the case may be). Such persons shall have no claim directly against the Issuer in respect of payments due on the Senior Contingent Notes for so long as the Senior Contingent Notes are represented by such Global Senior Contingent Note and such obligations of the Issuer will be discharged by payment to the holder of the Global Senior Contingent Note, as the case may be, in respect of each amount so paid.

5. Notices

So long as the Senior Contingent Notes are represented by the Global Senior Contingent Note and the Global Senior Contingent Note is held on behalf of a clearing system, notices to Holders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders in substitution for publication as required by the Terms and Conditions of the Senior Contingent Notes, except that so long as the Senior Contingent Notes are listed on Euronext Amsterdam and rules of such exchange so require, notices to Holders will also be published on the Euronext Daily Official List and a daily newspaper having general circulation in the Netherlands, or failing such publication, in accordance with the procedures set out in Condition 14.

6. Prescription

Claims against the Issuer in respect of principal and interest on redemption while the Senior Contingent Notes are represented by the Global Senior Contingent Note will become void unless the Global Senior Contingent Note is presented for payment within a period of 10 years of the appropriate due date in the case of principal and five years from the appropriate due date in the case of interest.

7. Meetings

The holder of the Global Senior Contingent Note will be treated as being two persons for the purposes of any quorum requirements of a meeting of Holders and, at any such meeting, as having one vote in respect of each €1,000 principal amount of Senior Contingent Notes for which the Global Senior Contingent Note may be exchanged.

8. Purchase and Cancellation

Cancellation of any Senior Contingent Note required by the Conditions to be cancelled following its purchase will be effected by reduction in the principal amount of the Global Senior Contingent Note.

DESCRIPTION OF BUSINESS OF THE RABOBANK GROUP

Unless the context otherwise requires, references in this summary to "our", "we", "us", "Rabobank Group", "Rabobank" or the "Group'" are to Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. ("Rabobank Nederland") and its members, subsidiaries and affiliates.

General

Rabobank Group is an international financial service provider operating on the basis of cooperative principles. It comprises 152 independent local Rabobanks and their central organisation Rabobank Nederland and its subsidiaries. Rabobank Group operates in 46 countries. Its operations include domestic retail banking, wholesale and international retail banking, asset management and investment, leasing and real estate. It serves approximately 9.5 million clients around the world. In the Netherlands, its focus is on "all-finance" services and, internationally, on food & agri. Rabobank Group entities have strong inter-relationships due to Rabobank's cooperative structure.

Rabobank Nederland has the highest credit rating awarded by the international rating agencies S&P (AAA since 1981) and Moody's (Aaa since 1981). In terms of Tier I capital, Rabobank Group is among the world's 25 largest financial institutions (source: *The Banker*).

Rabobank Group's cooperative core business comprises independent local Rabobanks. Clients can become members of their local Rabobank. In turn, the local Rabobanks are members of Rabobank Nederland, the supralocal cooperative organisation that advises and supports the banks in their local services. Rabobank Nederland also supervises the operations, sourcing, solvency and liquidity of the local Rabobanks. With nearly 1,100 branches and more than 3,000 cash-dispensing machines, the local Rabobanks form a dense banking network in the Netherlands. In the Netherlands, the local Rabobanks serve approximately 7.5 million clients, both private and corporate, offering a comprehensive package of financial services.

Rabobank Nederland is the holding company of a number of specialised subsidiaries in the Netherlands and abroad. Rabobank International is Rabobank Group's wholesale bank and international retail bank.

Historically, Rabobank Group has engaged primarily in lending to the agricultural and horticultural sectors in the Dutch market. Since the 1990s, Rabobank Group has also offered a wide variety of commercial banking and other financial services not only in the Netherlands but also internationally. As part of an ongoing programme, Rabobank Group has increased both the number and type of products and services available to its customers in order to diversify from a traditional savings and mortgage-based business to become a provider of a full range of financial products and services, both in the Netherlands and internationally. To this end, Rabobank Group pursues an "all-finance" concept, meaning that it provides an integrated range of financial services comprising primarily domestic retail banking, wholesale and international retail banking, asset management and investment, leasing, real estate and distribution of insurance products to a wide range of both individual and corporate customers. As part of this all-finance strategy, Rabobank Group focuses on operations that produce fee-based income in addition to its traditional interest-based income sources.

At 30 June 2009, Rabobank Group had total assets of €615.4 billion, a private sector loan portfolio of €415.2 billion, amounts due to customers of €284.9 billion, saving deposits of €119.7 billion and equity of €36.9 billion. Of the private sector loan portfolio, €197.3 billion, virtually all of which are mortgages, consists of loans to private individuals, €147.7 billion of loans to the trade, industry and services sector and €70.3 billion of loans to the food & agri sector. At 30 June 2009, its Tier I ratio, which is the ratio between core capital and total risk-weighted assets, was 13.0 per cent. In the first half of 2009, Rabobank Group's efficiency ratio was 59.1 per cent., and the return on equity, or net profit expressed as a percentage of core capital, was 8.7 per

cent. In the first half of 2009, Rabobank Group realised a 18 per cent. decline in net profit to €1.3 billion and a RAROC or the risk-adjusted return on capital, of 11.8 per cent. after tax. At 30 June 2009, Rabobank Group had 60,490 full-time employees.

Rabobank Group


9.5 million clients
1.7 million members
Rabobank Nederland
Support of local Rabobanks
Corporate clients
Private individuals
Private Banking
Other support units
Rabobank International
Food & agri business
International retail banking
Wholesale banking
Rabobank Group staff functions
CSR
Investor Relations
Long-Term Funding
Other staff units
Labels
Asset management
Orbay
Robeco
Sarasin
Schretlen & Co
Leasing
De Lage Landen
- Athlon
- Crediam
- Freo
Real estate
Rabo Real Estate Group
- Bouwfonds Property Development
- Bouwfonds REIM
- FGH Bank
- Fondsenbeheer Nederland
- MAB Development
Insurance
Eureko (39%)
- Interpolis
Housing
Obvion
Business
Rembrandt
Mergers & Acquisition

The local Rabobanks and their members make up the core of the banking business. They are Rabobank's key stakeholders. Being the central (legal) entity, Rabobank Nederland facilitates the local Rabobanks, for instance by providing marketing and product development support, but also by offering competence centres in the areas of operations management, ICT and governance. Rabobank International applies its knowledge and experience of the food & agri business towards serving corporate and retail clients globally.
Rabobank Nederland carries out several staff functions for Rabobank Group as a whole, including Corporate Social Responsibility, Investor Relations, Long-Term Funding, Human Resources, Legal and Tax Affairs, Knowledge and Economic Research and Communications. The bottom part of the diagram shows Rabobank Group's chief labels that operate in the different markets under their own brands and together comprise the bank's all-finance services.

Business activities of Rabobank Group

Through Rabobank Nederland, the local Rabobanks and its subsidiaries, Rabobank Group provides services in the following five core business areas: domestic retail banking, wholesale and international retail banking, asset management and investment, leasing and real estate.

Domestic retail banking

The domestic retail banking business comprises the local Rabobanks, Obvion N.V. ("Obvion") and Rabohypotheekbank N.V. ("Rabohypotheekbank"). The 152 independent local Rabobanks have nearly 1,100 branches and operate more than 3,000 cash-dispensing machines. In the Netherlands, Rabobank is the largest mortgage bank, savings bank and insurance agent. Based on internal estimates, the Group believes it is also the leading bank for the small and medium-sized enterprises sector in the Netherlands. Obvion focuses exclusively on collaboration with independent brokers and it is the largest mortgage lender in this field in the Netherlands (source: *Dutch Land Registry Office (Kadaster)*).

At 30 June 2009, Rabobank Group's domestic retail banking operations had total assets of €324.4 billion, a private sector loan portfolio of €274.7 billion, amounts due to customers of €181.1 billion and saving deposits of €107.0 billion. For the six months ended 30 June 2009, Rabobank Group's domestic retail banking operations accounted for 49 per cent., or €3,043 million, of Rabobank Group's total income and 37 per cent., or €486 million, of Rabobank Group's net profit. At 30 June 2009, Rabobank Group's domestic retail banking operations employed 29,019 full-time employees.

Local Rabobanks

The local Rabobanks serve approximately 7.5 million Dutch clients, both private and corporate, with a comprehensive package of financial services. Many private individuals have current, savings and/or investment accounts and/or mortgages with Rabobank. Traditionally, the local Rabobanks have had close ties with the agricultural sector. In addition, they finance a broad range of enterprises, from small companies to listed enterprises. Together, the local Rabobanks are the largest insurance broker in the Netherlands.

Obvion N.V.

Obvion is a joint venture of Rabobank Group and ABP (the Dutch civil service pension fund). It is a provider of mortgages and several service products, including guarantees and bridging loans. Obvion focuses exclusively on collaboration with independent brokers. Obvion is the largest mortgage lender in this field in the Netherlands. Rabobank Group has a 50 per cent. shareholding in Obvion and a voting share of 70 per cent.

Rabohypotheekbank N.V.

Rabohypotheekbank, with its statutory seat in Amsterdam, the Netherlands, provides mortgage-lending documentation services to all of the local Rabobanks and is 100 per cent. owned by Rabobank Nederland.

Rabohypotheekbank also serves as a supplementary financing vehicle for the local Rabobanks in the event that they choose not to make certain mortgage loans to their customers entirely on their own, either for liquidity or lending-limit reasons or because of the nature of the required financing. The majority of Rabohypotheekbank's loans are secured by mortgages on residential property. Its loans are funded by term loans from, or guaranteed by, Rabobank Nederland and by the issuance of mortgage bonds. Rabohypotheekbank does not engage in the financing of real estate development. At 31 December 2008, Rabohypotheekbank had assets of €11.9 billion.

Wholesale and international retail banking

Rabobank International

Rabobank International, which is the wholesale banking business and international retail banking business, focuses its activities on the food & agri sector. Rabobank International is a division of Rabobank Nederland and has branches in 28 countries. Its activities are subdivided into the following regions: the Netherlands, Europe outside the Netherlands, North and South America, Australia and New Zealand and Asia. Across these regions, Rabobank International has created a number of units with global operations: Global Financial Markets, Structured Finance, Leveraged Finance, Renewable Energy & Infrastructure Finance, Direct Banking and Trade & Commodity Finance. For optimum service to their clients and markets, the various regions and the units with global operations work closely together. In addition to customer-focused activities, Global Financial Markets manages the trade in money market products for the day-to-day management of the liquidity position, the credit risk and the market risk of Rabobank Group and its clients. Leveraged Finance is involved in financing acquisitions by private equity companies and has a significant market share in the agricultural market. Structured Finance offers client-tailored products aimed at both the asset and liability sides of the balance sheet. The Renewable Energy & Infrastructure Finance department operates in the sustainable energy sectors of wind, solar, bio fuels and biomass. The Trade & Commodity Finance department serves clients that operate in the market for agricultural products and, on a limited scale, other commodities as

well. This department also offers a large number of export finance products. Direct Banking services clients with saving products in Belgium, Australia, Ireland and New Zealand.

Rabobank's retail activities are performed under the Rabobank label, with the exception of the Irish ACCBank, which is a wholly-owned subsidiary, and the Polish Bank BGZ, in which Rabobank International has a 59 per cent. stake.

Over the last few years, Rabobank International has strengthened its position in retail banking. It expanded its activities in the United States by acquiring Community Bank of Central California in 2006 and Mid-State Bank & Trust in 2007. In 2008, Rabobank International increased its 46 per cent. stake in the Polish Bank BGZ to a majority interest of 59 per cent. Smaller acquisitions of retail banking activities were made in Chile and Indonesia in 2007.

In addition, Rabobank International has interests in private equity. Under the Rabo Participaties and Rabo Capital labels, Rabobank Group's investment unit, Rabo Private Equity, focuses on medium-sized Dutch enterprises. Its Rabo Ventures label focuses on new enterprises in the clean technology sector. Rabobank also participates in independent private equity enterprises such as Langholm and a number of Gilde funds.

At 30 June 2009, Rabobank Group's wholesale and international retail banking operations had total assets of €419.8 billion and a private sector loan portfolio of €99.6 billion. For the six months ended 30 June 2009, Rabobank Group's wholesale and international retail banking operations accounted for 28 per cent., or €1,777 million, of Rabobank Group's total income and 33 per cent., or €428 million, of Rabobank Group's net profit. At 30 June 2009, Rabobank Group's wholesale and international retail banking operations had 15,211 full-time employees.

Asset management and investment

Rabobank Group's asset management business is handled by Robeco Groep N.V. ("Robeco"), an asset manager with global operations, as well as by the Swiss private bank Sarasin and by Schretlen & Co, the Dutch private bank. Rabobank Group has a 46 per cent. stake in Sarasin and a voting share of 69 per cent.

At 30 June 2009, the assets managed and held in custody of Rabobank Group's asset management and investment operations amounted €194.7 billion. For the six months ended 30 June 2009, Rabobank Group's asset management and investment operations accounted for 7 per cent., or €455 million, of Rabobank Group's total income and they realised a net loss of €9 million. At 30 June 2009, Rabobank Group's asset management and investment operations had 3,515 full-time employees.

Robeco Groep N.V.

Robeco was founded in Rotterdam in 1929. It provides investment products and services to approximately 700 institutional and approximately 1.5 million private clients around the world. Services to private individuals are provided both through banks and other distribution partners, and through direct channels. Robeco's product range includes equity and fixed-income investments, money market and real estate funds, sustainable and socially responsible investments, as well as alternative investments, including private equity, hedge funds and structured products. In addition to its home markets in the Netherlands and the United States, Robeco operates in Europe, Asia and the Middle East.

Rabobank Nederland owns a 100 per cent. equity interest in Robeco. Robeco has its statutory seat in Rotterdam. Its issued and fully paid-up share capital amounted to €4,537,803 (4,537,803 shares with a nominal value of €1 each) at 31 December 2008.

For the year ended 31 December 2008, Robeco's net result was €159 million, corresponding to €35.15 per share. At 31 December 2008, Rabobank Nederland's liabilities to Robeco amounted to €252 million (bonds),

€1,287 million (current accounts) and €271 million (loans and deposits). At 31 December 2008 Rabobank Nederland's claims on Robeco amounted to €243 million (loans) and €200 million (current accounts).

At 30 June 2009, Robeco managed €114.6 billion in assets.

Schretlen & Co N.V.

Schretlen & Co N.V. ("Schretlen & Co") is the private banking specialist within Rabobank Group. Its activities include asset management and advice, combined with asset planning, which are focused on high net-worth individuals and medium-sized institutional investors in the Netherlands. In addition to its head office in Amsterdam, Schretlen & Co has branches in Apeldoorn, Heerenveen, Rotterdam and Waalre. Collaboration with local Rabobanks has resulted in, among other things, Rabobank Beheerd Beleggen and the Rabobank Effecten Advies Desk. Rabobank Nederland owns a 100 per cent. equity interest in Schretlen & Co.

At 30 June 2009, Schretlen & Co managed €6.6 billion in assets.

Bank Sarasin & Cie S.A.

Bank Sarasin & Cie S.A. ("Sarasin") is a Swiss private bank founded in 1841. Its shares are listed on the Swiss stock exchange SWX. Rabobank Group has, by holding shares with and without voting rights, a 46 per cent. shareholding in Sarasin and a voting share of 69 per cent. The Sarasin Group is an international service provider, with a focus on sustainability. It is represented in 13 countries in Europe, the Middle East and Asia. Sarasin offers a high level of services and expertise as an investment adviser and asset manager for high net-worth private individuals and institutions.

At 30 June 2009, Sarasin managed €52.4 billion in assets.

Leasing, De Lage Landen International B.V.

De Lage Landen International B.V. ("De Lage Laden") is responsible for Rabobank Group's leasing business. Asset financing products help manufacturers, vendors and distributors to promote sales in more than 30 countries around the world. In addition, De Lage Landen operates its international car lease business Athlon Car Lease, active in eight European countries. In the Netherlands, De Lage Landen offers a broad range of leasing and trade financing products. Through the Freo brand, among others, it supports Rabobank Group's efforts to be the Dutch market leader in consumer credits.

Rabobank Nederland owns a 100 per cent. equity interest in De Lage Laden. De Lage Landen has its statutory seat in Eindhoven, the Netherlands. Its issued share capital amounts to €98,470,307. At 31 December 2008, Rabobank Nederland's liabilities to De Lage Landen amounted to €2,007 million. At 31 December 2008 Rabobank Nederland's claims on De Lage Landen amounted to €21,768 million (loans and current accounts). All liabilities of De Lage Landen are guaranteed (through the cross-guarantee system) by Rabobank Nederland and the other participants of this system.

At 30 June 2009, De Lage Landen had a loan portfolio of €23.6 billion. For the six months ended 30 June 2009, De Lage Landen accounted for 8 per cent., or €484 million, of Rabobank Group's total income and 4 per cent., or €47 million, of Rabobank Group's net profit. At 30 June 2009 Rabobank Group's Leasing operations employed 4,672 full-time employees.

Real estate, Rabo Vastgoedgroep N.V.

Rabobank Group's private and corporate real estate activities are performed by Rabo Real Estate Group (Rabo Vastgoedgroep N.V. ("Rabo Vastgoedgroep")). This real estate enterprise focuses on three core businesses: the development of owner-occupied houses and commercial real estate, finance and asset management. In these markets, Rabo Real Estate Group operates under the brands Bouwfonds Property Development, MAB Development, FGH Bank and Bouwfonds REIM. Rabo Real Estate Group operates

mainly in the Benelux countries, Germany and France. Rabobank Nederland owns a 100 per cent. equity interest in Rabo Real Estate Group.

For the six months ended 30 June 2009, the Rabo Real Estate Group sold 2,636 houses. At 30 June 2009, Rabo Real Estate Group managed €6.9 billion of real estate assets and its loan portfolio amounted €16.5 billion. For the six months ended 30 June 2009, the real estate operations accounted for 4 per cent., or €243 million, of Rabobank Group's total income and 3 per cent., or €39 million, of Rabobank Group's net profit. At 30 June 2009, Rabobank Group's Real Estate operations had 1,626 full-time employees.

Participations

Eureko B.V.

Rabobank has a 39 per cent. interest in Eureko B.V. ("Eureko"), an international provider of financial services in the area of insurance with approximately 25,000 full-time employees. Rabobank does not exercise control over Eureko and therefore does not consolidate Eureko as a subsidiary in Rabobank's financial statements. Eureko is accounted for as an associate in Rabobank's financial statements in accordance with the equity method. Achmea, which is part of Eureko, is the largest insurance group in the Dutch domestic market (source: *Eureko Annual Report 2008*), with brands including Centraal Beheer Achmea, Interpolis, Avéro Achmea, FBTO, Agis Zorgverzekeringen and Zilveren Kruis Achmea. In the Netherlands, Eureko serves a broad customer base of private individuals as well as government and corporate clients. Abroad, Eureko operates in 12 European countries. Rabobank and Eureko work closely together in the area of insurance. The majority of the insurance products sold by local Rabobanks is from Interpolis, which provides a broad range of non-life, health and life insurance policies for both private individuals and enterprises. With more than a million private individuals and several hundreds of thousands of enterprises as clients, Interpolis is one of the major players in the Dutch insurance market. In the Netherlands, Interpolis is a market leader in the agricultural sector (source: *Eureko Annual Report 2008*).

Recent developments

Interim report 2009

On 26 August 2009, Rabobank Group presented its interim report for the six months ended 30 June 2009. On this occasion, it was noted that many western countries were still battling with recession, including the Netherlands, which is experiencing its most severe economic decline since World War II. This has created great problems for customers, which is reflected in the results of Rabobank Group. During the first half of 2009, growth in income levelled off, and, just as in the second half of 2008, bad debt costs were high. Despite these developments, Rabobank Group achieved a net profit of €1.3 billion, down 18 per cent. compared with the same period last year. Rabobank Group continued to have an extremely robust capital position, as reflected in its Tier 1 ratio of 13 per cent. The gloomy economic outlook is likely to affect levels of activity at Rabobank Group's clients. This will lead to growth in lending further levelling off. Furthermore, interest income at local Rabobanks has come under pressure owing to fierce competition on the Dutch savings market. Bad debt costs are also expected to continue to be higher than the long-term average. Improved margins and further cost cuts will be necessary to maintain the sound capital position of Rabobank Group.

Preliminary results for the financial year ended 31 December 2009

On 4 March 2010, Rabobank Group announced its preliminary results for the year ended 31 December 2009. Net profit decreased by 17 per cent. to €2.3 billion compared to the prior year. The Issuer's Tier 1 ratio increased to 13.8 per cent. as at 31 December 2009. As at the same date, the Issuer's Equity Capital Ratio was 12.5 per cent. For further information on the results for the year ended 31 December 2009, see those sections of the 2009 Results Press Release and 2009 Annual Summary which are incorporated by reference herein (see "Important Information - Documents incorporated by reference").

Rabobank and Rothschild establish global food & agri cooperation

As from 1 January 2009, Rabobank International Holding B.V. and Rothschild entered into a co-operation agreement in the field of mergers and acquisitions and equity capital markets advisory in the food & agri sectors on a global basis. Rothschild and Rabobank both have strong global food & agri advisory franchises in mergers and acquisitions. Under the agreement both firms will pool their respective industry knowledge, resources and relationships while expanding their respective geographic reach and client base through an enhanced breadth of services. In order to strengthen the relationship between the two parties, Rabobank also acquired a 7.5 per cent. stake in Rothschild Continuation Holdings AG ("RCH") and a Rabobank representative joined the RCH board of directors.

Eureko

On 16 February 2009, Eureko announced that, following consultations with its shareholders Rabobank and Achmea Association, it will increase its capital by €1 billion. This measure is intended to increase Eureko's solvency. Rabobank is contributing €400 million to the capital injection; however, this will not increase Rabobank's relative ownership stake in Eureko.

Issue of Capital Securities

On 27 February 2009, Rabobank Nederland issued €500 million Perpetual Noncumulative Capital Securities and on 27 May 2009, Rabobank Nederland issued NZ$ 280 million Perpetual Noncumulative Capital Securities. On 4 June 2009, Rabobank Nederland issued U.S.$ 1,368,297,000 Perpetual Noncumulative Capital Securities in exchange for Rabobank Capital Funding Trust II Trust Preferred Securities and of Rabobank Capital Funding Trust III Trust Preferred Securities. On 4 June 2009, Rabobank Nederland issued an additional U.S.$ 1,500,000,000 Perpetual Noncumulative Capital Securities, forming part of the same series of Capital Securities as issued in connection with the exchange effected on the same date. On 12 August 2009, Rabobank Nederland issued CHF 750 million Perpetual Noncumulative Capital Securities.

Ratings

On 22 October 2009, Moody's Investors Service ("Moody's") affirmed Rabobank's long-term deposit and senior unsecured Aaa ratings. Moody's revised its outlook on these ratings from stable to negative. On 8 December 2009, Standard & Poor's Ratings Services ("S&P") affirmed Rabobank's counterparty credit AAA ratings. S&P revised its outlook on these ratings from stable to negative.

Issue of Rabo Extra Member Bonds

On 29 January 2010 Rabobank Nederland issued €900 million Rabo Extra Member Bonds (Rabo Extra Ledenobligaties) due 30 December 2013. At the sole and absolute discretion of Rabobank Nederland, twenty-five per cent. of the initial nominal value of €100 per Rabo Extra Member Bond (€25) may be exchanged into one Rabobank Member Certificate (Rabobank Ledencertificaat) on 30 December in each year, commencing on 30 December 2010 and ending on 30 December 2013.

Strategy of Rabobank Group

Rabobank's strategic objectives are set out in its Strategic Framework 2005-2010, which it has been implementing since its introduction. Following changes in the Dutch banking market that took place in 2008, and the turbulent developments in the international financial markets, Rabobank Group has been considering adjustments to the framework. Accordingly, at the end of 2008, Rabobank Group began formulating adjustment proposals for a revised Strategic Framework covering the period 2009-2012. Under these proposals, the principles of the framework were refocused and reprioritised in several areas. Rabobank approved the new Strategic Framework on 18 March 2009 in its Central Delegates Assembly.

Strategy principles

As a cooperative, Rabobank prioritises clients' interests, and Rabobank's structure and processes are focused accordingly. Through their influence and control, members enforce discipline on the cooperative.

As an all-finance service provider, Rabobank Group offers a comprehensive package of financial products and services. Management believes that the diversification within Rabobank Group benefits its financial stability, and that Rabobank Group's broad range of knowledge and expertise results in innovation and synergies within Rabobank. Market leadership remains important to Rabobank Group, but management believes this must be balanced with prudent margins and Rabobank Group's cooperative mandate.

International growth is necessary because opportunities for growth in the domestic market are set to gradually level out. Moreover, management believes food & agri is an attractive niche because of Rabobank's global knowledge of food & agri, which it attributes to its connection with the agricultural and horticultural sectors of the Dutch market. Rabobank International also intends to expand its activities in sustainable energy and clean technology.

Under the present economic conditions management believes a high credit rating is important and that a healthy balance sheet, stable profit growth and a high Tier I ratio are prerequisites for a high credit rating.

In addition, Corporate Social Responsibility ("CSR") policy within Rabobank Group, including its core banking processes, must meet high standards.

Strategy adjustment

At the end of 2008 and in connection with the changes in global market conditions, adjustment proposals for a revised Strategic Framework covering the period 2009-2012 were brought up for discussion within Rabobank Group.

Under the revised Strategic Framework, Rabobank is putting greater emphasis on sound balance sheet ratios. Growth in lending largely depends on growth in amounts due to customers and as a result, management believes that both the local Rabobanks and Rabobank International should provide for a significant part of their own funding. Expansion of the activities of subsidiaries will be aligned with the volume of funding available at Rabobank Group level.

In the Netherlands, Rabobank aims to be the largest bank for corporate enterprises. A stronger position in the corporate market offers private banks additional opportunities to the "private entrepreneur" as well. Rabobank also seeks further growth in the private-banking segment through differentiated customer service, collaboration with subsidiaries and improved quality of advice.

Rabobank aims to develop further as a cooperative. The revised Strategic Framework will enable local Rabobanks to respond to changing client priorities. At the same time, the programme introduces an optimised servicing model and produces cost reductions from standardisation. In order to maintain their market leadership, the local Rabobanks must operate at competitive rates.

Rabobank International will focus more on Rabobank Group's core activities. In the Netherlands, this means supporting Rabobank Group's aim to be the largest corporate bank in the Netherlands. Outside the Netherlands, Rabobank International intends to focus more on food & agri. In addition, Rabobank International plans to expand its activities in the areas of sustainable energy and clean technology. Global Financial Markets will confine itself to client-related activities and liquidity management; other activities will be phased out. In the Netherlands, Rabo Development intends to gradually increase the number of minority interests in partner banks having a food & agri focus in developing countries. Abroad, the Rabobank Foundation will focus on countries where Rabobank International and/or Rabo Development operate.

Rabobank Group's subsidiaries will similarly focus more on supporting the realisation of Rabobank Group's core objectives: market leadership in all-finance services in the Netherlands and building up a distinct position as the world's pre-eminent food & agri bank. Other important main functions of the subsidiaries and participations will continue to be leveraging of specialisations and achieving sound financial returns.

Strategic core objectives

Rabobank Group's strategic core objectives are:

- to achieve all-finance market leadership in the Netherlands;
- to strengthen Rabobank's position as the leading international food & agri bank; and
- to expand, and develop additional synergies with, Rabobank Group subsidiaries.

Strategy for domestic retail banking

The adjustment of the Strategic Framework reflects that Rabobank is pursuing market leadership in the Netherlands as an all-finance service provider. This market leadership strategy also includes roles for mortgage provider Obvion as well as for Bizner. By increasing its focus on the corporate market, Rabobank aims to be the largest corporate bank in the Netherlands. In addition, it has expressed its ambitions for growth in the market for private banking. As a result of a stronger focus on sound balance sheet ratios, the local Rabobanks will be financing a large proportion of their growth in lending from amounts due to customers. The implementation of the revised Strategic Framework is another important element in the adjusted strategy.

Strategy for wholesale banking and international retail banking

Rabobank aims to be the pre-eminent global food & agri bank, with a focus on renewable energy and clean technology. Rabobank International intends to address this further and to broaden and deepen its product range for the food & agri market. Global Financial Markets will focus on client-related activities and liquidity management. Other activities will be phased out and its services will be tailored more to core clients. Rabobank International intends to strengthen the international retail banking activities further, while giving priority to existing major agricultural focus areas in Australia, Brazil, California and Poland. Renewable energy and clean technology will receive greater attention through project finance and venture capital.

Strategy for asset management and investment

Asset managers Robeco, Sarasin and Schretlen & Co offer high-quality services to a range of investors and intend to expand the range of products and services offered. Both the distribution network and the institutional sales and asset management activities will be expanded on a selective basis. At the same time, Rabobank Group aims to strengthen its position in the market for high net-worth individuals and institutional investors and consolidate its positions in the Netherlands and abroad.

Strategy for leasing

De Lage Landen offers finance solutions worldwide for producers and distributors of capital assets. Athlon Car Lease is considering opportunities to expand its operations in Europe. De Lage Landen serves Rabobank clients with a broad package of lease and factoring products. De Lage Landen aims to strengthen Rabobank Group's position in the Dutch market for consumer credits by granting consumer credits through the local Rabobanks and the Freo label.

Strategy for real estate

Rabo Real Estate Group operates in three core businesses: development of owner-occupied houses and commercial real estate, finance and asset management. Its target is to maintain and strengthen its leading position in the Dutch market for owner-occupied houses and commercial real estate. In addition, Rabo Real Estate Group intends to maintain and, where possible, expand its solid position in the Dutch real estate

finance market. Within Rabobank Group, Rabo Real Estate Group is the centre of expertise on real estate investments. Leveraging Rabobank's distribution power and growing its knowledge of real estate management will contribute to growth in assets under management.

Corporate social responsibility

One of the cornerstones of Rabobank Group Strategic Framework is a high quality policy for corporate social responsibility ("CSR"). Within this scope, Rabobank continued to develop its CSR policy and activities in 2009.

Employees

Rabobank Group needs the right people to achieve its strategic goals. Rabobank invests in its employees, not just in terms of their conditions of employment, but also by providing training, opportunities for growth and healthcare, and helping employees achieve a good work/life balance. Rabobank Group's workforce is aging, and in a changing and innovative environment such as Rabobank's, it is vital that its employees are versatile and have the relevant skills. Rabobank also prioritises talent development, diversity and raising awareness of CSR among its employees.

For the year ended 31 December 2008, the rate of absenteeism was 3.8 per cent. and Rabobank's employee satisfaction score was 86 per cent. according to internal surveys. At 30 June 2009, Rabobank Group employed 60,490 full-time employees.

Competition

Rabobank Group competes in the Netherlands with several other large commercial banks and financial institutions, such as ABN AMRO, Fortis Nederland, ING Group and SNS Reaal and also with smaller financial institutions in specific markets. Over the last few years, banks have increased their emphasis on the credit quality of borrowers. This emphasis, combined with the deregulation of capital markets, has increased competition among banks in the Netherlands significantly. In addition, life insurance companies and pension funds in the Netherlands have become major competitors in the markets for residential mortgage loans and private savings. In 2008, several large commercial banks and financial institutions in the Netherlands, including ABN AMRO, Fortis Nederland, ING Group and SNS Reaal, received financial support from the Dutch government. This may affect the competitive environment in which Rabobank Group operates in the Netherlands and Management expects competition in the Dutch savings market to continue in 2009.

The Dutch mortgage loan market is highly competitive. Driven by the tax deductibility of mortgage loan interest payments, Dutch homeowners usually take out relatively high mortgage loans. This does not necessarily indicate a high risk for banks with mortgage-lending operations. As at 31 December 2008, Rabobank had a balanced mortgage loan portfolio with a weighted loan-to-value of approximately 60 per cent. Historically, mortgage lending in the Netherlands has been relatively low risk and all mortgage loans are collateralised. Mortgage loan defaults do not occur frequently, either in Rabobank Group's mortgage lending operations or in the Netherlands generally. Almost all mortgages in the Netherlands have a maturity of 30 years. Generally, mortgages have a long-term (greater than five years) fixed interest rate, after which period the rate is reset at the current market rate. Customers generally do not have the option to prepay on their mortgage loan without incurring a penalty fee, thus reducing the interest rate risks related to mortgage loan refinancing for Rabobank Group.

Market shares in the Netherlands

Set forth below is information regarding Rabobank Group's shares in selected markets. The percentages of market share should be read as percentages of the relevant Dutch market as a whole.

Residential mortgages: At 30 June 2009, Rabobank Group had a market share of 30.1 per cent. of new home mortgages in the Dutch mortgage market by value (26.8 per cent. by local Rabobanks and 3.3 per cent. by

Obvion; source: Dutch Land Registry Office (*Kadaster*)). Rabobank Group is the largest mortgage-lending institution in the Netherlands.

Savings deposits of individuals: At 30 June 2009, Rabobank Group had a 39.5 per cent. market share in the Dutch savings market (source: Statistics Netherlands (*Centraal Bureau voor de Statistiek*)). Rabobank Group is the largest savings institution in the Netherlands measured as a percentage of the amount of saving deposits. Of the total saving deposits in the Netherlands, 37.8 per cent. are held by the local Rabobanks and 1.7 per cent. are held by Robeco's savings bank Roparco.

Lending to small and medium-sized enterprises: At 30 June 2009, Rabobank Group had a 41 per cent. market share of domestic loans to the trade, industry and services sector (i.e. small enterprises with fewer than 100 employees; measured by its own surveys). Rabobank Group is the leader in loans to the Dutch agricultural sector and in the small and medium-sized business sector.

Agricultural loans: At 31 December 2008, Rabobank Group had an 84 per cent. market share of loans and advances made by banks to the Dutch primary agricultural sector (measured by its own surveys).

Properties

Rabobank Nederland and the local Rabobanks typically own the land and buildings used in the ordinary course of their business activities in the Netherlands. Outside the Netherlands, some of Rabobank Group entities also own the land and buildings used in the ordinary course of their business activities. In addition, Rabobank Group's investment portfolio includes investments in land and buildings. Management believes that Rabobank Group's facilities are adequate for its present needs in all material respects.

Insurance

On behalf of all entities of Rabobank Group, Rabobank has taken out a group policy that is customary for the financial industry. Management is of the opinion that this insurance, which is banker's blanket and professional indemnity, is of an adequate level.

Legal proceedings

Rabobank Group is involved in governmental, litigation and arbitration proceedings in the Netherlands and in foreign jurisdictions, including the United States, involving claims by and against Rabobank Group which arise in the ordinary course of its businesses, including in connection with Rabobank Group's activities as an insurer, lender, employer, investor and taxpayer during a period covering at least the previous 12 months. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened proceedings and litigation, the Issuer believes that the ultimate outcome of the various proceedings and litigation already commenced, and/or any future proceedings and litigation, will not have a material adverse or significant effect on Rabobank Group's financial condition or profitability, given its size, robust balance sheet, stable income stream and prudent provisioning policy.

THE RABOBANK GROUP STRUCTURE

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), having its statutory seat in Amsterdam, is a cooperative entity formed primarily as a result of the merger of the two largest banking cooperative entities in the Netherlands and was incorporated with unlimited duration on 22 December 1970. A cooperative under the laws of the Netherlands has members and has the statutory objective to provide for certain material needs of its members. Rabobank Nederland was registered with the Trade Register of the Chamber of Commerce in Utrecht, the Netherlands in December 1970 under number 30046259. The executive offices are located at Croeselaan 18, 3521 CB Utrecht, the Netherlands. The telephone number is +31 (0)30 2160000.

Membership in Rabobank Nederland is open only to cooperative banks whose articles of association have been approved by Rabobank Nederland. In addition to being a member of Rabobank Nederland, each local Rabobank has shares in Rabobank Nederland in accordance with Article 15 of Rabobank Nederland's articles of association. The shares are fully paid up on issuance and are not permitted to be pledged, given in usufruct, or otherwise encumbered, alienated or transferred. The articles of association provide that shares may be issued only pursuant to a resolution of the General Meeting proposed by Rabobank Nederland's Executive Board and approved by its Supervisory Board. Pursuant to the articles of association, each local Rabobank is obliged, by virtue of its membership, to participate in any future issue of shares As of 1 July 2008, after amendment of the articles of association approved by the General Meeting on 19 June 2008, the total number of outstanding shares is 2,004,015 of EUR 1,000 each, thus increasing the share capital of Rabobank Nederland from EUR 638 million to €2,004 million. As of 1 July 2009, as approved by the General Meeting on 18 June 2009, the total number of outstanding shares of the Issuer has been increased to 4,001,200 of €1,000 each, thus increasing the share capital of Rabobank Nederland from €2,004 million to €4,001 million. A third increase in number of shares is planned as of 1 July 2010 increasing the share capital of Rabobank Nederland towards €6 billion. On the basis of a prescribed allocation formula, which included taking into account the total balance sheet position, Tier I capital and commercial profits of each local Rabobank, these shares were distributed to the members.

As members of Rabobank Nederland, the local Rabobanks have certain ownership rights with respect to Rabobank Nederland. However, their position with respect to ownership cannot be compared to the position of shareholders in a corporation. Pursuant to Rabobank Nederland's articles of association, if, in the event of Rabobank Nederland's liquidation, whether by court order or otherwise, its assets should prove to be insufficient to meet its liabilities, the local Rabobanks, as members of Rabobank Nederland at the time of the liquidation as well as those who ceased to be members in the year prior to the liquidation, shall be liable for the deficit in proportion to their respective last adopted balance sheet totals. If it should prove impossible to recover the share of one or more liable members or former members in the shortfall, the remaining liable parties shall be liable in the same proportion for the amount not recovered. Under the articles of association of Rabobank Nederland, the total amount for which members or former members are liable shall never exceed 3 per cent. of its last adopted balance sheet total. However, this limitation of liability under the articles of association of Rabobank Nederland does not affect the liability of the local Rabobanks under the Cross-Guarantee System and their liability under the compensation agreements (as described below).

Rabobank Nederland's functions within the Rabobank Group can be broadly divided into several areas. Traditionally, an important task of Rabobank Nederland has always been its function as a bankers' bank. Another important task is to provide service to the local Rabobanks in the form of support, advice and guidance. Rabobank Nederland negotiates rights in the name of the local Rabobanks and enters into commitments on their behalf, provided that such commitments have the same implications for all local Rabobanks (for instance, the entering into collective labour agreements on behalf of the local Rabobanks).

Furthermore, Rabobank Nederland is entrusted with the supervision of the local Rabobanks pursuant to the provisions of the Financial Supervision Act (*Wet op het financieel toezicht*). Finally, Rabobank Nederland operates its own banking business, both complementary to and independent of the business of the local Rabobanks and is the holding company of various subsidiaries.

The local Rabobanks are organised as cooperative entities under Dutch law and draw all of their members from their customers. Through mergers, the number of local Rabobanks has decreased from 174 at 31 December 2007, to 153 at 31 December 2008, to 152 at 30 June 2009. At 31 December 2008, the local Rabobanks had approximately 1,731,000 members, which was similar to the previous year. Members of the local Rabobanks do not make capital contributions to the local Rabobanks and are not entitled to the equity of the local Rabobanks. Members are not liable for any obligations of the local Rabobanks.

For regulatory and financial reporting purposes, Rabobank Nederland and the local Rabobanks, as well as the participating subsidiaries, are treated as one consolidated entity.

Internal liability (cross-guarantee system)

Through their mutual financial association, various legal entities within the Rabobank Group together make up a single organisation. An internal liability relationship exists between these legal entities, as referred to in Article 3:111 of the Financial Supervision Act. This relationship is formalised in an internal cross guarantee system (*kruislingse garantieregeling*), which stipulates that if a participating institution has insufficient funds to meet its obligations towards its creditors, the other participants must supplement that institution's funds in order to enable it to fulfil those obligations. Participating entities within the Rabobank Group are:

- Rabobank Nederland
- The local Rabobanks
- De Lage Landen Financial Services B.V.
- De Lage Landen Financiering B.V.
- De Lage Landen International B.V.
- De Lage Landen Trade Finance B.V.
- Rabohypotheekbank N.V.
- Raiffeisenhypotheekbank N.V.
- Schretlen & Co. N.V.

The local Rabobanks are also parties to several compensation agreements whereby shortfalls of local Rabobanks with respect to equity, profitability, loan loss reserves and financing losses are financed by charging all other local Rabobanks.

403 Declaration

Rabobank Nederland has assumed liability for the debts arising from legal transactions of a number of Rabobank Group companies under Section 2:403 of the Dutch Civil Code (*Burgerlijk Wetboek*).

In addition, Rabobank Nederland provides (bank) guarantees in its ordinary course of business.

Rabobank Nederland's "central bank" activities

Capital adequacy and liquidity

The cross-guarantee system operates in concert with the regulatory and administrative oversight of the local Rabobanks by Rabobank Nederland. Notwithstanding the fact that Rabobank Nederland and the local Rabobanks are supervised by the Dutch Central Bank (*De Nederlandsche Bank N.V.*) on a consolidated basis, based on article 3:111 of the Financial Supervision Act, Rabobank Nederland has the responsibility for ensuring compliance by the local Rabobanks with the applicable capital adequacy and liquidity regulations. The capital adequacy regulations are intended to preserve a bank's ability to withstand loan losses and other business risks through reserves and retained earnings. The internal standards actually applied by Rabobank Nederland, however, are more conservative than the regulations promulgated by the law. This policy partly reflects the fact that local Rabobanks, which cannot raise new capital by the issue of shares, can only grow and maintain an appropriate ratio of reserves to total liabilities by making profits. Any local Rabobank whose ratio of reserves to total liabilities fails to meet internal solvency standards is subject to stricter supervision by Rabobank Nederland. In particular, Rabobank Nederland may restrict such local Rabobank's authority to make lending decisions within Rabobank Group's lending limits.

The local Rabobanks are permitted to have accounts only with Rabobank Nederland, which is the sole outlet for each local Rabobank's excess liquidity and acts as treasurer to the local Rabobanks. Each local Rabobank is also required by Rabobank Nederland to keep a certain portion of its own deposits on current account with Rabobank Nederland.

Supervision on market conduct

Pursuant to Section 2:105 of the Financial Supervision Act, Rabobank Nederland has been designated by the Minister of Finance (*Ministerie van Financiën*) as an undertaking which is deemed to have a collective licence, applying both to itself and to all local Rabobanks. As a consequence of this collective licence, the supervision by the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten), as far as compliance with the rules on market conduct pursuant to the Financial Supervision Act is concerned, will be directed at Rabobank Nederland. In turn, Rabobank Nederland plays a central role in the supervision of the conduct of the local Rabobanks.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements and the notes thereto of Rabobank Group incorporated by reference in this Prospectus. As of 2005, the financial statements have been prepared in accordance with the International Financial Reporting Standards as adopted by the European Union ("IFRS"). The financial data in the (sub) paragraphs in this chapter marked with an asterisk (*) has not been directly extracted from the audited financial statements but instead is unaudited and derived from the accounting records of Rabobank Nederland, unless otherwise stated.

Business overview*

Rabobank Group is an international financial service provider operating on the basis of cooperative principles. It comprises 152 independent local Rabobanks and their central organisation Rabobank Nederland and its subsidiaries. Rabobank Group operates in 46 countries. Its operations include domestic retail banking, wholesale and international retail banking, asset management and investment, leasing and real estate. It serves approximately 9.5 million clients around the world. In the Netherlands, its focus is on all-finance services and, internationally, on food & agri. Rabobank Group entities have strong relationships due to Rabobank's cooperative structure.

Rabobank Nederland has the highest credit rating awarded by the international rating agencies S&P (AAA since 1981) and Moody's (Aaa since 1981). In terms of Tier I capital, Rabobank Group is among the world's 25 largest financial institutions (source: *The Banker*).

Rabobank Nederland, the local Rabobanks and certain subsidiaries in Rabobank Group are linked through a "cross-guarantee system". The cross-guarantee system provides for intra-group credit support among Rabobank Nederland, all local Rabobanks and certain of Rabobank Group's subsidiaries that are the other participating institutions. Under the cross-guarantee system, funds are made available by each participating institution if another participant suffers a shortfall in its funds. If a participating institution is liquidated and has insufficient assets to cover its liabilities, the other participating institutions are liable for its debts. For more details, see "Rabobank Group Structure — Internal liability (cross-guarantee system)".

The independent local Rabobanks make up Rabobank Group's cooperative core business. Clients can become members of their local Rabobank. In turn, the local Rabobanks are members of Rabobank Nederland, the supralocal cooperative organisation that advises and supports the banks in their local services. Rabobank Nederland also supervises the operations, sourcing, solvency and liquidity of the local Rabobanks. With nearly 1,100 branches and more than 3,000 cash-dispensing machines, the local Rabobanks form a dense banking network in the Netherlands. In the Netherlands, the local Rabobanks serve approximately 7.5 million Dutch clients, both private and corporate, offering a comprehensive package of financial services.

Rabobank Nederland is the holding company of a number of specialised subsidiaries in the Netherlands and abroad. Rabobank International is Rabobank Group's wholesale bank and international retail bank.

Factors affecting results of operations

*General market conditions**

Rabobank Group's results of operations are affected by a variety of market conditions, including economic cycles, fluctuations in stock markets, interest rates and increased competition. The financial crisis, which started in the second half of 2007, has affected banks particularly in respect of funding, due to the liquidity shortage. See "Impact of the financial crisis" below. In the Netherlands, competition for savings is likely to

continue. Management expects that the recession will impact Rabobank Group's growth in lending and will result in loan losses that are expected to be above Rabobank Group's long-term average.

In 2008, approximately three-quarters of Rabobank Group's total income was derived from its Dutch operations. Accordingly, changes in the Dutch economy, the levels of Dutch consumer spending and changes in the Dutch real estate, securities and other markets may have a material effect on Rabobank Group's operations. However, because of Rabobank Group's high level of product diversification, it has not experienced major fluctuations in its levels of profitability in the past. Outside of the Netherlands, the markets Rabobank Group focuses on, i.e. principally food & agri, are impacted by business cycles only in a limited way.

Although Rabobank Group expects that the foregoing factors will continue to affect its consolidated results of operations, it believes that the impact of any one of these factors is mitigated by its high level of product diversification. However, a protracted economic downturn in the Netherlands or Rabobank Group's other major markets could have a material negative impact on its results of operations. See "Risk Factors – Factors that may affect the Issuer's ability to fulfil its obligations under the Senior Contingent Notes – Business and general economic conditions".

Impact of the financial crisis

Due to the impact of the financial crisis on the market value of various financial assets and the need to recognise financial assets at fair value, the carrying amounts of these assets have been affected. At 31 December 2008, the total negative revaluation of the portfolio of available-for-sale debt instruments amounted to €407 million after tax and was recognised directly in equity.

In the first quarter of 2008, two Asset Backed Commercial Paper ("ABCP") structures were phased out, in part following the introduction of the new Basel II regulation that became applicable to Rabobank Group as of 1 January 2008. As a consequence, the ABCP outstanding at 31 December 2008 decreased to €17.5 billion (2007: €23.0 billion), mainly for funding own originated loans and customer loans and receivables. In the fourth quarter of 2008, limited use was made of the Commercial Paper Funding Facility launched by the U.S. Federal Reserve to support the commercial paper market. As at 30 June 2009 ABCP outstanding fell to €16.0 billion, chiefly as a result of the termination of the Neptune programme.

In the first quarter of 2008, due to the scarcity of funding opportunities for Structured Investment Vehicles ("SIVs"), the remaining SIV Tango assets managed by Rabobank were taken onto the balance sheet of Rabobank Group. As a result of currency exchange rate fluctuations and sales, the valuation of the portfolio of former SIV Tango assets on Rabobank Group's balance sheet was reduced to €3.8 billion as at 31 December 2008. Rabobank has no other investments in SIVs.

An important element of the bank's liquidity risk management is to maintain a large portfolio of liquid and/or central bank eligible assets that can be used, if necessary, to generate liquidity quickly. Rabobank Group's trade and investment portfolios have a limited direct exposure to more structured investments, which amounts to €9 billion on 31 December 2008 and €8.7 billion on 30 June 2009, by far the largest part of which is Triple A rated. Due to the further deterioration of the U.S. housing market, related investments such as Residential Mortgage Backed Securities and Collateralised Debt Obligations, have been impaired and the resulting loss charged to profit. For the year ended 31 December 2008, this amounted to a post-tax loss of €418 million. An additional provision of €152 million after tax was made for a liquidity facility granted by Rabobank which was partly secured on subprime-related assets. Owing to the further deterioration of the US housing market as well as the corporate market in that country in 2009, a number of related exposures, such as residential mortgage backed securities and collateralised debt obligations, have been impaired and the resulting loss is charged to profit. In the first half of 2009, the amount involved was €74 million after taxation.

In a number of cases, monoline insurers are the counterparty to credit default swaps that hedge the credit risk of certain investments. In most cases, solvency objectives are the main reason for the existence of these hedges rather than the credit quality of these investments. The impact of the ongoing deterioration of the U.S. mortgage market undermined the creditworthiness of monoline insurers in 2008, which adversely affected the rating of these institutions. Counterparty risk relating to these monoline insurers arises because the value of the credit default swaps with these counterparties increases, due to the fair value of the underlying investments decreasing, or because other insured investments can lead to payment claims against these insurers. In 2008, value adjustments amounting to €393 million were recognised in profit and loss. A provision of €260 million after tax has been made in respect of counterparty risk. At 31 December 2008, the remaining counterparty risk after value adjustments for Rabobank Group amounted to €1,729 million. In the first half of 2009, the net effect of the portfolio being scaled down, on the one hand, and the formation of an additional provisions on the other, which had an impact on earnings of €179 million after taxation, is that the total provision fell to €1,034 million. The remaining counterparty risk as at 30 June 2009 amounted to €737 million.

See also Note 4.10 to the consolidated financial statements of Rabobank Group for the year ended 31 December 2008 for a discussion of the impact of the financial crisis on Rabobank.

Stock market fluctuations

Following a broad-based increase in global stock markets between 2002 and 2007, equity markets have been adversely affected since the outbreak of the financial crisis in the second half of 2007. Stock prices dropped significantly in 2008 and in the first quarter of 2009. As share prices picked up from the second quarter of 2009, stock exchanges globally recovered slightly in the first half of 2009. Uncertainty among investors and market volatility remain high. A further decline in the stock markets could adversely affect Rabobank Group's results of operations and its financial assets.

Interest rates

Changes in prevailing interest rates (including changes in the difference between the levels of prevailing short-term and long-term rates) can materially affect Rabobank Group's results. For example, the relatively low interest rate risk environment in the Netherlands and Rabobank Group's other major markets has driven growth in mortgage volumes, which is positive. However, a low interest rate environment also adversely affected Rabobank Group's results, due to the structure of its balance sheet, Rabobank has a high level of non- and low-interest bearing liabilities (its reserves, balances on payment accounts and current accounts). Generally, a sustained period of lower interest rates will reduce the yields on the assets that are financed with these liabilities. Conversely, rising interest rates should, over time, increase investment income but may, at the same time, reduce the market value of pre-existing investment portfolios. Rising rates can also lead to higher or lower interest margins depending on whether Rabobank Group's interest-earning assets reprice at a faster rate than interest-bearing liabilities or the degree to which the spreads on assets or liabilities narrow or widen.

As discussed under "Risk Management — Interest rate risk", Rabobank Group generally takes a limited interest rate position that is managed within strict limits and designed to take advantage of expected changes in interest rates and the yield curve.

Critical accounting policies

The accounting policies that are most critical to Rabobank Group's business operations and the understanding of its results are identified below. In each case, the application of these policies requires Management to make complex judgements based on information and financial data that may change in future periods, the results of which can have a significant effect on Rabobank Group's results of operations. As a result, determinations regarding these items necessarily involve the use of assumptions and judgements as to future events and are subject to change. Different assumptions or judgements could lead to materially different results. See the

footnotes to the audited consolidated financial statements incorporated by reference in this Prospectus for additional discussion of the application of Rabobank Group's accounting policies.

Value adjustments

Management regularly assesses the adequacy of the provision for loan losses by performing ongoing evaluations of the loan portfolio. Rabobank's policies and procedures to measure impairment are IFRS compliant. Rabobank considers a loan to be impaired when based on current information and events, it is probable that Rabobank will not be able to collect all amounts due (principal and interest) according to the original contractual terms of the loan.

Rabobank distinguishes:

- Specific provisions for impaired corporate loans. For these loans, impairment is measured on a case-by-case basis. Once a loan is identified as impaired, the impairment amount is measured as the difference between the carrying amount and the recoverable amount of the loan. The recoverable amount equals the present value of expected future cash flows discounted at the loan's effective rate.
- Collective retail provisions for loans that are not significant enough to be assessed individually. Retail portfolios of loans that are not individually assessed for impairment are grouped into pools, based on similar risk characteristics and are collectively assessed for impairment.
- An Incurred But Not Reported ("IBNR") provision for losses on loans that have been incurred but have not yet been individually identified at the balance sheet date. Non-impaired loans are included in groups with similar risk characteristics and are collectively assessed for the potential losses, based on expected loss parameters. Furthermore, a factor is used which assumes that within six months impairment will be discovered.

The impairment amount thus determined is recorded in the profit and loss account as a bad debt cost with the corresponding credit posted as a provision against the loan balance in the balance sheet.

A Provisioning Committee headed by a member of the Executive Board decides twice a year on provision-taking for all impaired loans above a certain threshold (currently over €30 million).

Trading activities

Rabobank's trading portfolio is carried at fair value based on market prices or model prices if the market prices are not available. The market value of financial instruments in Rabobank Group's trading portfolio is generally based on listed market prices or broker-dealer price quotations. If prices are not readily determinable, fair value is based on valuation models. The fair value of certain financial instruments, including OTC derivative instruments, are valued using valuations models that consider, among other factors, contractual and market prices, correlations, time value, credit, yield curve volatility factors and/or prepayment rates of the underlying positions.

Change in accounting policies

As a result of changes in accounting policies and presentation, certain figures for Rabobank Group as at and for the year ended 31 December 2007 in this Prospectus have been restated. See Note 2 to the consolidated financial statements for Rabobank Group for the year ended 31 December 2008. Where the year ended 31 December 2008 is compared with the year ended 31 December 2007, the restated figures for 2007 are discussed. Where the year ended 31 December 2007 is compared with the year ended 31 December 2006, the figures for 2007 have not been restated.

Results of operations

The following table sets forth certain summarised financial information for Rabobank Group for the years indicated:

	Year ended 31 December			
	2008	**2007 (restated)**	**2007**	**2006**
	(in millions of euro)			
Interest	8,517	6,771	6,771	6,472
Fees and commission	2,889	2,857	2,857	2,296
Other income	246	1,394	1,871	1,281
Total income	11,652	11,022	11,499	10,049
Staff costs	4,290	4,400	4,445	4,117
Other administrative expenses	2,796	2,779	2,846	2,429
Depreciation	525	484	418	341
Operating expenses	7,611	7,663	7,709	6,887
Gross profit	4,041	3,359	3,790	3,162
Value adjustments	1,189	266	742	450
Operating profit before taxation	2,852	3,093	3,048	2,712
Taxation	98	397	386	367
Net profit	2,754	2,696	2,662	2,345

Year ended December 31, 2008 compared to year ended 31 December 2007

Total income. Total income grew by 6 per cent. in 2008 to €11,652 million compared to €11,022 million in 2007, with a particularly strong contribution from interest income. Interest income accounted for 73 per cent. of total income in 2008.

Interest. Interest income was 26 per cent. higher in 2008, at €8,517 million compared to €6,771 million in 2007. This increase was mainly due to Rabobank International's interest income being higher as a result of growth in lending and higher spreads.

Fees and commission. Fees and commission were 1 per cent. higher, at €2,889 million compared to €2,857 million in 2007.

Other income. Other income was 82 per cent. lower, at €246 million compared to €1,394 million in 2007. The continuing adverse conditions in the financial markets depressed Rabobank International's results. On a net basis, the fair value changes of assets and liabilities had a limited impact on earnings. Rabo Real Estate Group's project results were also lower. Income from the Eureko participation was negative. The sale of Alex and the consolidation of Bank BGZ made positive contributions to earnings. In 2007, other income benefited from revenues from the sale of activities at Sarasin.

Operating expenses. Total operating expenses decreased by 1 per cent. in 2008 to €7,611 million compared to €7,663 million in 2007. Staff costs accounted for 56 per cent. of total operating expenses.

Staff costs. Partly as a result of a reduction of the bonuses, staff costs were 3 per cent. lower, at €4,290 million compared to €4,400 million in 2007. From 2008, Bank BGZ employees are included in Rabobank Group's

staff count. As a result, staff numbers at Rabobank Group increased by 11 per cent. to 60,568 (2007: 54,737) full-time employees. Staff numbers at the local Rabobanks and Robeco declined.

Other administrative expenses. Other administrative expenses were 1 per cent. higher, at €2,796 million compared to €2,779 million in 2007.

Depreciation. Depreciation charges were 8 per cent. higher, at €525 million compared to €484 million in 2007, partly because of higher depreciations of proprietary software and increased amortisation of intangible assets.

Value adjustments. Mainly as a result of the increase in the item "value adjustments" at Rabobank International, this item rose to €1,189 million compared to €266 million in 2007. This corresponds to 31 basis points of average lending and is higher than the 10-year average of 21 basis points (based on the period 1998 to 2007).

Taxation. Income tax recognised in 2008 amounted to €98 million compared to €397 million in 2007, which is equivalent to an effective tax rate of 3.4 per cent. (2007: 12.8 per cent.). The results from equity investments such as those in the Gilde funds and the equity investments in Rabo Private Equity, which are exempt from taxation, contributed to the lower effective tax rate.

Net profit. Rabobank Group's net profit grew by 2 per cent. in 2008 to €2,754 million compared to €2,696 million in 2007. After deduction for minority interests and payments on Rabobank Member Certificates, Capital Securities and Trust Preferred Securities III to VI, the amount remaining was €2,089 million compared to €1,971 million in 2007.

Year ended 31 December 2007 compared to year ended 31 December 2006

Total income. Total income grew by 14 per cent. in 2007 to €11,499 million compared to €10,049 million in 2006, with a particularly strong contribution from commission and other income. Interest accounted for 59 per cent. of total income in 2007.

Interest. Interest income was 5 per cent. higher, at €6,771 million compared to €6,472 million in 2006. Due to higher interest rates, fewer clients settled their mortgage loans prematurely. Income from penalty interest declined. The margin in domestic retail banking declined as a result of the continued competition in the mortgages market. The margin in the leasing activities declined likewise. The growth in lending offset the effects of the lower penalty interest income and the lower interest margin.

Fees and commission. Total fees and commission were 24 per cent. higher, at €2,857 million compared to €2,296 million in 2006. The increase in asset management commission was largely due to the fact that Sarasin was consolidated as of the end of 2006. Further, the investment performance of the Transtrend Diversified Trend Programme and the expansion of the interest in Transtrend contributed to the higher commission income.

Other income. Other income was 46 per cent. higher, at €1,871 million compared to €1,281 million in 2006, with a strong contribution from the parts of Bouwfonds which had been acquired in December 2006. The acquisition of Athlon in the second half of 2006 and the sale of activities at Sarasin contributed to the increase in other income. Income from the Eureko participation, which is included in other income, was lower.

Operating expenses. Total operating expenses increased by 12 per cent. in 2007 to €7,709 million compared to €6,887 million in 2006. Staff costs accounted for 58 per cent. of total expenses.

Staff costs. The higher staffing level caused staff costs to go up by 8 per cent. to €4,445 million compared to €4,117 million in 2006. In 2007, several acquisitions resulted in an increase in staff numbers by

approximately 2,800 full-time employees. Rabobank Group's total number of employees grew by 8 per cent. in 2007 to 54,737 (2006: 50,573) full-time employees.

Other administrative expenses. The growth in activities, both organic and due to acquisitions, caused a 17 per cent. increase to €2,846 million in other administrative expenses compared to €2,429 million in 2006.

Depreciation. Depreciation charges were 23 per cent. higher, at €418 million compared to €341 million in 2006, mainly because of higher depreciation on buildings and proprietary software.

Value adjustments. Value adjustments, which comprise bad debt costs and losses incurred on financial assets, increased by 65 per cent. in 2007 to €742 million compared to €450 million in 2006. The increase is due to higher-value adjustments on the item available-for-sale financial assets. This corresponds to 22 basis points of average lending (2006: 15), which is in line with the five-year average (based on the period 2002 to 2006) of 23 basis points.

Taxation. Taxation recognised in 2007 amounted to €386 million compared to €367 million in 2006. This is equivalent to an effective tax rate of 12.7 per cent. (2006: 13.5 per cent.). One of the contributors to the lower effective tax rate was the reduction in the Dutch corporate tax rate. In addition, profits from participations and associations, which are exempt from taxation, contributed to the lower effective tax rate.

Net profit. Rabobank Group's net profit grew by 14 per cent. in 2007 to €2,662 million compared to €2,345 million in 2006. After deduction of the portion attributable to minority interests and payments on Rabobank Member Certificates, Capital Securities and Trust Preferred Securities III to VI, the sum remaining was €1,937 million compared to €1,757 million in 2006.

Segment discussion*

Domestic retail banking

The following table sets forth certain summarised financial information for Rabobank Group's domestic retail banking business for the years indicated:

	Year ended 31 December			
	2008	**2007 (restated)**	**2007**	**2006**
	(in millions of euro)			
Interest	5,005	4,504	4,391	4,226
Fees and commission	1,354	1,379	1,379	1,259
Other income	42	25	25	66
Total income	6,401	5,908	5,795	5,551
Staff costs	2,264	2,072	2,072	2,118
Other administrative expenses	1,639	1,618	1,618	1,607
Depreciation	141	145	145	152
Operating expenses	4,044	3,835	3,835	3,877
Gross profit	2,357	2,073	1,960	1,674
Value adjustments	199	145	145	139
Operating profit before taxation	2,158	1,928	1,815	1,535
Taxation	541	495	466	444

	Year ended 31 December			
	2008	2007 (restated)	2007	2006
	(in millions of euro)			
Net profit	1,617	1,433	1,349	1,091

Year ended 31 December 2008 compared to year ended 31 December 2007

Total income. Total income was 8 per cent. higher, at €6,401 million compared to €5,908 million in 2007, mainly due to growth in interest income.

Interest. The rise in lending and funding through the amounts due to customers resulted in an 11 per cent. increase in interest income, to €5,005 million compared to €4,504 million in 2007. The spreads on lending were higher because of higher risk costs and higher funding costs, whereas the spreads on amounts due to customers were depressed by stronger competition in the savings market.

Fees and commission. Securities commission income was slightly lower reflecting continued adverse stock market conditions. Insurance commission income was likewise lower than in 2007. Commission income from treasury services and payment services was higher. Total commission income for 2008 showed a net decrease of 2 per cent., to €1,354 million compared to €1,379 million in 2007.

Other income. Other income increased by €17 million to €42 million compared to €25 million in 2007.

Operating expenses. Total operating expenses were 5 per cent. higher in 2008, at €4,044 million compared to €3,835 million in 2007.

Staff costs. Staff costs were 9 per cent. higher in 2008, at €2,264 million compared to €2,072 million in 2007, as a result of higher cost of contractors, salary increases and higher social insurance contributions. Staffing level in the domestic retail banking business declined by 1 per cent. to 28,953 (2007: 29,304) full-time employees.

Other administrative expenses. Other administrative expenses were 1 per cent. higher, at €1,639 million compared to €1,618 million in 2007.

Depreciation. Depreciation decreased by €4 million to €141 million compared to €145 million in 2007, mainly due to lower depreciation on property and equipment.

Value adjustments. The item "value adjustments" increased by 37 per cent. in 2008 to €199 million compared to €145 million in 2007. Due to the deteriorating economic conditions, loan losses were higher, particularly in the corporate loan portfolio. As a result, the bad debt costs were 8 (2007: 6) basis points of average lending, against the 10-year average of 11 basis points.

Taxation. Taxation increased in 2008 by €46 million to €541 million compared to €495 million in 2007.

Net profit. Net profit increased by 13 per cent. to €1,617 million compared to €1,433 million in 2007.

Year ended 31 December 2007 compared to year ended 31 December 2006

Total income. Total income was 4 per cent. higher, at €5,795 million compared to €5,551 million in 2006, mainly due to growth in interest income.

Interest. Despite competition in the mortgages market and lower income from penalty interest, interest income in 2007 was 4 per cent. higher, at €4,391 million compared to €4,226 million in 2006. The increases in both lending and savings offset the effects of lower mortgage margins and lower penalty interest income.

Fees and commission. Commission income from payment transactions and other financial services were major factors in the 10 per cent. rise in fees and commission income to €1,379 million, compared to €1,259 million in 2006. Commission income from insurance activities was 1 per cent. lower, at €376 million compared to €379 million in 2006.

Other income. Other income decreased by €41 million to €25 million compared to €66 million in 2006. The decrease was mainly due to lower income from associates.

Operating expenses. Total operating expenses were 1 per cent. lower in 2007, at €3,835 million compared to €3,877 million in 2006.

Staff costs. The staffing level declined by 71 full-time employees to 29,304 full-time employees. Accordingly, staff costs were 2 per cent. lower, at €2,072 million compared to €2,118 million in 2006.

Other administrative expenses. Other administrative expenses were 1 per cent. higher, at €1,618 million compared to €1,607 million in 2006, partly as a result of higher training costs and higher marketing expenses.

Depreciation. Depreciation decreased by €7 million to €145 million compared to €152 million in 2006, mainly due to lower depreciation on property and equipment.

Value adjustments. The increase in the item value adjustments was broadly in line with the growth in lending. Value adjustments rose by 4 per cent. to €145 million in 2007 compared to €139 million in 2006. This corresponds to 6 basis points of average lending and is lower than the five-year average of 12 basis points.

Taxation. Taxation increased in 2007 by €22 million to €466 million compared to €444 million in 2006. The lower effective tax rate is the result of the reduction in the Dutch corporate tax rate from 29.6 per cent. to 25.5 per cent.

Net profit. Net profit increased by 24 per cent. to €1,349 million compared to €1,091 million in 2006.

Wholesale and international retail banking

The following table sets forth certain summarised financial information for Rabobank Group's wholesale and international retail banking business for the years indicated:

	Year ended 31 December			
	2008	**2007 (restated)**	**2007**	**2006**
	(in millions of euro)			
Interest	3,156	1,832	1,832	1,649
Fees and commission	304	332	394	372
Other income	(1,463)	(175)	320	601
Total income	1,997	1,989	2,546	2,622
Staff costs	909	890	890	867
Other administrative expenses	715	772	772	668
Depreciation	84	53	53	51
Operating expenses	1,708	1,715	1,715	1,586

	Year ended 31 December			
	2008	2007 (restated)	2007	2006
		(in millions of euro)		
Gross profit	289	274	831	1,036
Value adjustments	786	16	493	234
Operating profit before taxation	(497)	258	338	802
Taxation	(524)	(76)	(56)	115
Net profit	27	334	394	687

Year ended 31 December 2008 compared to year ended 31 December 2007

Total income. Total income was stable in 2008, at €1,997 million compared to €1,989 million in 2007. The item "other income", which largely includes income from Global Financial Markets, fell by €1,288 million to negative €1,463 million compared to negative €175 million in 2007. Structured Finance saw a 37 per cent. rise in income. Commission income was 8 per cent. lower, at €304 million compared to €332 million in 2007, partly as a result of lower commission income from securities brokerage. The increase in spreads, the growth in lending in the international retail banking business, and the increased activities in Corporate Banking all contributed to the 72 per cent. rise in interest income, to €3,156 million compared to €1,832 million in 2007.

Income from Corporate Banking was 15 per cent. higher. Of total income, 43 per cent. (2007: 32 per cent.) is from international retail banking. Income from international retail banking increased by 34 per cent. to €864 million compared to €646 million in 2007, partly as a result of the consolidation of Bank BGZ. As a result of worsened economic conditions in Ireland, ACCBank's income was lower.

Interest. Interest increased by 72 per cent. to €3,156 million compared to €1,832 million in 2007 mainly due to the growth in lending in the international retail banking business and Corporate Banking activities and the increased spreads.

Fees and commission. Fees and commission income decreased by 8 per cent. to €304 million compared to €332 million in 2007 due to lower commission with respect to securities transactions.

Other income. Other income fell by €1,288 million to negative €1,463 million compared to negative €175 million in 2007. The main reason for the decrease is the adverse conditions in the financial market. As a consequence of this, trading income was lower at Global Financial Markets.

Operating expenses. In 2008, total operating expenses were virtually unchanged from 2007, at €1,708 million compared to €1,715 million in 2007.

Staff costs. Almost all of the growth in staff numbers is due to the consolidation of Bank BGZ. The number of staff rose by 53 per cent. to 15,223 (2007: 9,957) full-time employees. Partly as a result of a reduction of the bonuses however, staff costs increased by only 2 per cent., to €909 million compared to €890 million in 2007.

Other administrative expenses. Other administrative expenses decreased by 7 per cent. to €715 million compared to €772 million in 2007 mainly due to the decrease in non-banking charges as a result of the sale of a few equity investments.

Depreciation. Depreciation and amortisation charges were 58 per cent. higher, at €84 million compared to €53 million in 2007, partly because of higher depreciations of proprietary software and increased amortisation of intangible assets.

Value adjustments. Although Rabobank International was not directly affected by the failure of certain United States banks in 2008, these events do reflect the current unfavourable macroeconomic conditions. The Irish real estate sector was particularly affected in 2008. The financing provided by Rabobank International to this sector had a major impact on bad debt costs. The item "value adjustments" rose by €770 million to €786 million compared to €16 million in 2007. This corresponds to 93 (2007: 2) basis points of average lending, which is higher than the 10-year average of 47 basis points.

Taxation. Taxation decreased by €448 million to negative €524 million compared to negative €76 million in 2007. The loss at Global Financial Markets and the higher income from Participations, the latter being largely tax-exempt because of participation exemption, contributed to the decline in taxation.

Net profit. Net profit decreased by €307 million to €27 million compared to €334 million in 2007.

Year ended 31 December 2007 compared to year ended 31 December 2006

Total income. Total income declined by 3 per cent. in 2007 to €2,546 million compared to €2,622 million in 2006. Although some units within Global Financial Markets benefited from the turbulence in the financial markets, income at Global Financial Markets fell by €497 million to €268 million. At the same time, Participations had a strong year. Income at Global Financial Markets is largely recognised in other income. As a result, other income was 47 per cent. lower, at €320 million (2006: €601 million). Like many others, Leveraged Finance and Structured Finance were hindered by the subprime crisis in the American mortgages market. Income from Leveraged Finance was 7 per cent. lower and income from Structured Finance was 5 per cent. lower.

Income from Corporate Banking activities was 11 per cent. higher. Of total income, 24 per cent. (2006: 19 per cent.) was from the international retail banking business. Income from retail banking activities was 23 per cent. higher, at €624 million (2006: €506 million). ACCBank's income showed a marginal increase, which was in line with the slight growth in lending. Income from the retail banks in other regions rose as a result of both organic growth and acquisitions.

Interest. Interest increased by 11 per cent. to €1,832 million compared to €1,649 million in 2006, mainly due to the growth in lending in the international retail banking business and Corporate Banking activities.

Fees and commission. Fees and commission income increased by 6 per cent. to €394 million compared to €372 million in 2006 due to higher commission with respect to lending and securities transactions.

Other income. Other income decreased by 47 per cent. to €320 million compared to €601 million in 2006. The main reason for the decrease is the adverse conditions in the financial market. As a consequence of this, trading income was lower at Global Financial Markets.

Operating expenses. Operating expenses increased by 8 per cent. to €1,715 million compared to €1,586 million in 2006.

Staff costs. Staff costs increased by 3 per cent. to €890 million compared to €867 million in 2006 due to the increase of the number of full-time employees.

Other administrative expenses. Other administrative expenses increased by 16 per cent. to €772 million compared to €668 million in 2006 mainly due to the expansion of activities.

Depreciation. Depreciation increased in 2007 by €2 million to €53 million compared to €51 million in 2006.

Value adjustments. As a result of the credit market crisis, the item value adjustments increased to €493 million in 2007 compared to €234 million in 2006. This corresponds to 63 (2006: 39) basis points of average lending and is higher than the five-year average of 46 basis points.

Taxation. Taxation decreased with €171 million to negative €56 million compared to €115 million in 2006. The lower result from Global Financial Markets and the higher income from Participations, the latter being largely tax-exempt because of participation exemption, contributed to the decline in taxation.

Net profit. Net profit decreased by €293 million to €394 million compared to €687 million in 2006.

Asset management and investment

The following table sets forth certain summarised financial information for Rabobank Group's asset management and investment business for the years indicated:

	Year ended 31 December			
	2008	2007* (restated)	2007	2006
	(in millions of euro)			
Interest	144	82	82	86
Fees and commission	1,084	1,089	1,089	648
Other income	390	308	308	102
Total income	1,618	1,479	1,479	836
Staff costs	559	581	581	330
Other administrative expenses	352	320	386	210
Depreciation	102	90	24	11
Operating expenses	1,013	991	991	551
Gross profit	605	488	488	285
Value adjustments	42	1	1	0
Operating profit before taxation	563	487	487	285
Taxation	125	125	125	62
Net profit	438	362	362	223

Year ended 31 December 2008 compared to year ended 31 December 2007

Total income. Total income increased by 9 per cent. to €1,618 million compared to €1,479 million in 2007. The gain was primarily due to the sale of Alex and the Transtrend Diversified Trend Programme's strong investment performance.

Interest. Mainly due to the increase of interest income at Robeco, interest income was 76 per cent. higher, at €144 million compared to €82 million in 2007.

Fees and commission. The decrease in assets under management had a negative impact on the asset management fees. This decrease was, however, offset by the Transtrend Diversified Trend Programme's strong investment results. Since Alex has ceased to be consolidated as from 2008, income from securities brokerage decreased sharply. In net terms, commission income was virtually unchanged at €1,084 million compared to €1,089 million in 2007.

Other income. Other income was 27 per cent. higher, at €390 million compared to €308 million in 2007, due, in part, to the gain from the sale of Alex. In 2007, the main drivers of other income were gains from Sarasin's disposal of its Luxembourg activities and income from its brokerage business.

Operating expenses. Total operating expenses increased by 2 per cent. in 2008 to €1,013 million compared to €991 million in 2007, mainly due to the expansion of Sarasin's activities.

Staff costs. The sale of Alex and staff redundancies at Robeco caused a decrease in staff numbers. Due, however, to the expansion of Sarasin's activities, the total staffing level rose by 4 per cent. to 3,620 (2007: 3,468) full-time employees. Staff costs were 4 per cent. lower, at €559 million compared to €581 million in 2007, as a result of a reorganisation at Robeco and decreased bonuses.

Other administrative expenses. Other administrative expenses rose by 10 per cent. to €352 million compared to €320 million in 2007, as a result of the expansion of activities at Sarasin.

Depreciation. Due in part to higher depreciation on intangible assets, depreciation and amortisation charges were 13 per cent. higher, at €102 million compared to €90 million in 2007.

Value adjustments. The adverse conditions in the financial markets resulted in a number of write-offs on financial institutions by Sarasin. As a result, the item "value adjustments" increased by €41 million to €42 million compared to €1 million in 2007.

Taxation. Taxation was stable in 2008, at €125 million in each of 2007 and 2008.

Net profit. Net profit increased by 21 per cent. to €438 million compared to €362 million in 2007.

Year ended 31 December 2007 compared to year ended 31 December 2006

Total income. Total income increased by 77 per cent. to €1,479 million compared to €836 million in 2006. Increases in both commission and other income were important drivers for the growth.

Interest. Interest decreased by €4 million to €82 million compared to €86 million in 2006.

Fees and commission. Fees and commission income increased by €441 million to €1,089 million compared to €648 million in 2006. The increase in commission income was largely due to Sarasin's full consolidation as from year-end 2006. The strong investment performance of the Transtrend Diversified Trend Programme and the expansion of Rabobank Group's interest in Transtrend also contributed to the increase in commission income.

Other income. Other income increased by €206 million to €308 million compared to €102 million in 2006. The gains from the sale at Sarasin of both its Luxembourg and its brokerage activities were important drivers for this increase.

Operating expenses. Total operating expenses were 80 per cent. higher in 2007, at €991 million compared to €551 million in 2006. The increase was largely the result of the consolidation of Sarasin.

Staff costs. Staff costs increased by €251 million to €581 million compared to €330 million in 2006, mainly due to the consolidation of Sarasin at the end of 2006.

Other administrative expenses. Other administrative expenses were €176 million higher at €386 million compared to €210 million in 2006. The increase was also mainly due to the consolidation of Sarasin.

Depreciation. Depreciation increased by €13 million to €24 million compared to €11 million in 2006. Besides the consolidation of Sarasin, the increase was also the result of higher depreciation on software.

Taxation. Taxation increased by €63 million to €125 million compared to €62 million in 2006.

Net profit. Net profit increased by 62 per cent. to €362 million compared to €223 million in 2006.

Leasing

The following table sets forth certain summarised financial information for Rabobank Group's leasing business for the years indicated:

	Year ended 31 December			
	2008	2007 (restated)	2007	2006
	(in millions of euro)			
Interest	530	518	518	507
Fees and commission	61	52	52	49
Other income	424	425	425	286
Total income	1,015	995	995	842
Staff costs	377	369	369	305
Other administrative expenses	188	193	193	168
Depreciation	31	32	32	21
Operating expenses	596	594	594	494
Gross profit	419	401	401	348
Value adjustments	118	100	100	77
Operating profit before taxation	301	301	301	271
Taxation	66	67	67	65
Net profit	235	234	234	206

Year ended 31 December 2008 compared to year ended 31 December 2007

Total income. Total income increased by 2 per cent. to €1,015 million compared to €995 million in 2007. Although the spreads on new contracts improved, the spreads for the portfolio as a whole were lower due to increased funding costs.

Interest. Interest income rose by 2 per cent. to €530 million compared to €518 million in 2007 as a result of growth of the loan portfolio.

Fees and commission. Commission income was 17 per cent. higher, at €61 million compared to €52 million in 2007, due to higher brokerage commission income.

Other income. The greater part of income from car-leasing activities is recognised under other income. Other income remained stable, at €424 million compared to €425 million in 2007.

Operating expenses. Total operating expenses were stable in 2008, at €596 million compared to €594 million in 2007.

Staff costs. Increased activities resulted in a 6 per cent. rise in staff numbers, to 4,667 (2007: 4,411) full-time employees. This contributed to the 2 per cent. rise in staff costs to €377 million compared to €369 million in 2007.

Other administrative expenses. Other administrative expenses decreased by 3 per cent. to €188 million compared to €193 million in 2007, mainly as a result of lower marketing and automation costs.

Depreciation. Depreciation was stable in 2008, at €31 million compared to €32 million in 2007.

Value adjustments. The growth in the loan portfolio and the worsened economic situation caused an 18 per cent. increase in the item "value adjustments" in 2008, to €118 million compared to €100 million in 2007. In terms of basis points of the average loan portfolio, the bad debt costs were 64 (2007: 61) basis points. The bad debt costs exceeded the level of 2007 and were lower than the 10 year average of 66 basis points.

Taxation. Taxation in 2008 decreased by €1 million to €66 million compared to €67 million to 2007.

Net profit. Net profit was virtually stable in 2008, at €235 million compared to €234 million in 2007.

Year ended 31 December 2007 compared to year ended 31 December 2006

Total income. Total income increased by 18 per cent. to €995 million compared to €842 million in 2006. The increase was mainly due to the growth of the item other income, which includes the car-leasing activities of the acquisition of Athlon.

Interest. Interest increased by 2 per cent. to €518 million compared to €507 million in 2006, mainly due to the increase of the lending portfolio despite downward pressures on margins.

Fees and commission. Fees and commission income increased in 2007 by €3 million to €52 million compared to €49 million in 2006.

Other income. The continued growth of the car-leasing activities was an important driver for the 49 per cent. growth in other income to €425 million compared to €286 million in 2006.

Operating expenses. Total operating expenses were 20 per cent. higher in 2007, at €594 million compared to €494 million in 2006.

Staff costs. The greater part of the 21 per cent. increase in staff costs to €369 million compared to €305 million in 2006 was the result of the acquisition of Athlon. Staff levels grew by 7 per cent. in 2007 to 4,411 (2006: 4,128) full-time employees as a result of organic growth of the activities.

Other administrative expenses. Other administrative expenses were 15 per cent. higher, at €193 million compared to €168 million in 2006. The rise is due to the acquisition of Athlon and autonomous growth.

Depreciation. Depreciation was €11 million higher at €32 million compared with €21 million in 2006.

Value adjustments. The item value adjustments increased to €100 million in 2007 compared to €77 million in 2006. This was associated with the growth of the lease portfolio and the greater portfolio share of consumer credits. This corresponds to 61 (2006: 53) basis points and is below the five-year average of 69 basis points.

Taxation. Taxation in 2007 increased by €2 million to €67 million compared to €65 million to 2006. The increase was due to a higher operating profit before taxation and was partly offset by a lower taxation rate in the Netherlands.

Net profit. Net profit was 14 per cent. higher at €234 million compared to €206 million in 2006.

Real estate

The following table sets forth certain summarised financial information for Rabobank Group's real estate business for the years indicated:

	Year ended 31 December			
	2008	2007 (restated)	2007	2006
	(in millions of euro)			
Interest	85	72	72	98
Fees and commission	31	1	1	1
Other income	311	573	573	145
Total income	427	646	646	244
Staff costs	220	217	217	55
Other administrative expenses	131	167	167	43
Depreciation	43	51	51	3
Operating expenses	394	435	435	101
Gross profit	33	211	211	143
Value adjustments	0	2	2	(1)
Operating profit before taxation	33	209	209	144
Taxation	9	55	55	40
Net profit	24	154	154	104

Year ended 31 December 2008 compared to year ended 31 December 2007

Total income. In 2008, total income fell by 34 per cent. to €427 million compared to €646 million in 2007.

Interest. Interest income was 19 per cent. higher, at €85 million compared to €72 million in 2007, due to higher interest income at FGH Bank as a result of portfolio growth.

Fees and commission. Commission income increased by €30 million to €31 million compared to €1 million in 2007, primarily as a result of higher asset management commission income at Bouwfonds REIM.

Other income. Other income was 46 per cent. lower, at €311 million compared to €573 million in 2007, due to lower project results and in particular the decline in the number of owner-occupied houses sold.

Operating expenses. Total operating expenses were 9 per cent. lower in 2008, at €394 million compared to €435 million in 2007.

Staff costs. Staff numbers rose by 3 per cent. to 1,743 (2007: 1,700) full-time employees. As a result, staff costs increased by 1 per cent. to €220 million compared to €217 million in 2007.

Other administrative expenses. Other administrative expenses were 22 per cent. lower, at €131 million compared to €167 million in 2007, mainly due to the decrease in depreciation of intangible assets.

Depreciation. Depreciation decreased in 2008 by €8 million to €43 million compared to €51 million in 2007.

Value adjustments. Value adjustments decreased in 2008 to €0 million compared to €2 million in 2007.

Taxation. Taxation decreased in 2008 by €46 million to €9 million compared to €55 million in 2007.

Net profit. Net profit fell by 85 per cent. to €24 million compared to €154 million in 2007.

Year ended 31 December 2007 compared to year ended 31 December 2006

Total income. Total income increased by €402 million in 2007 to €646 million compared to €244 million in 2006. The increase is mainly due to the acquisition of parts of Bouwfonds in 2006.

Interest. The decline in interest income by €26 million to €72 million compared to €98 million in 2006 was due to the expansion of the development activities since late 2006, which caused interest expense to increase.

Fees and commission. Fees and commission income were unchanged at €1 million compared to 2006.

Other income. The former parts of Bouwfonds were the main contributor to the increase over 2007 by €428 million to €573 million compared to €145 million in 2006.

Operating expenses. Total operating expenses were €334 million higher in 2007, at €435 million compared to €101 million in 2006.

Staff costs. Mainly as a result of the acquisition of parts of Bouwfonds, staff costs rose in 2007 by €162 million to €217 million compared to €55 million in 2006.

Other administrative expenses. The other administrative expenses amounted to €168 million compared to €43 million in 2006. The increase is mainly due to the acquisition of Bouwfonds and the amortisation of intangible assets.

Depreciation. Depreciation increased by €48 million to €51 million in 2007 compared to €3 million in 2006 due to the acquisition of parts of Bouwfonds.

Value adjustments. The value adjustments amounted to €2 million compared to negative €1 million in 2006.

Taxation. Taxation increased in 2007 by €15 million to €55 million compared to €40 million in 2006.

Net profit. Net profit increased by 48 per cent. to €154 million compared to €104 million in the previous year.

Liquidity and capital resources

Rabobank Group's total assets were €615.4 billion at 30 June 2009, a 1 per cent. increase from €612.1 billion at 31 December 2008. The largest proportion of Rabobank Group's existing lending portfolio (not including investments in Dutch treasury securities, other Dutch public sector bonds and securities and interbank deposit placements) consists of residential mortgage loans, which in the Netherlands are primarily fixed rate.

Loans to customers

Loans to customers increased by 2 per cent., or €9.5 billion, to €435.8 billion at 30 June 2009 from €426.3 billion at 31 December 2008. The recession in the Netherlands has led to slower growth in mortgages and corporate loan portfolios, as a result of which growth in overall lending has gone down. The private sector loan portfolio increased by €6.6 billion to €415.2 billion at 30 June 2009, an increase of 2 per cent. from €408.6 billion at 31 December 2008. The increase in private sector loan portfolio for private individuals was €3.3 billion to €197.3 billion at 30 June 2009 from €194.0 billion at 31 December 2008. Virtually all of this part of the portfolio consists of mortgages, the remainder being consumer credits. Residential mortgage loans are granted by local Rabobanks and by Obvion. These loans are secured on underlying properties and have maturities up to 30 years. Lending to companies in the trade, industry and services sector increased by €1.4 billion to €147.7 billion at 30 June 2009, a 1 per cent. increase compared to 31 December 2008. Lending to the food & agri sector increased by €2.0 billion to €70.3 billion at 30 June 2009, a 3 per cent. increase.

The following table shows a breakdown of Rabobank Group's total lending outstanding to the private sector at 31 December 2008 and 31 December 2007, by category of borrower:

	At 31 December			
	2008		2007	
	(in millions of euro and as per cent. of total private sector loan portfolio)			
Private individuals	193,958	47%	180,146	50%
Trade, industry and services sector	146,336	36%	116,423	33%
Food & agri sector	68,326	17%	59,404	17%
Total	408,620	100%	355,973	100%

The maturities of loans granted by Rabobank Group vary from overdraft facilities to 30-year term loans.

The following table provides a breakdown of the remaining maturity of Rabobank Group's total loans to customers (public and private sector) and professional securities transactions at 31 December 2008 and 31 December 2007:

	At 31 December			
	2008		2007	
	(in millions of euro and as per cent. of loans to customers)			
Less than 1 year	70,783	17%	87,150	23%
More than 1 year	355,550	83%	285,818	77%
Total	426,283	100%	372,968	100%

Funding

At 31 December 2008, amounts due to customers of Rabobank Group were €304.2 billion, an increase of 10 per cent. compared to 31 December 2007. The balance held in savings deposits increased by €13.5 billion to €114.7 billion, an increase of 13 per cent. Other amounts due to customers (including current accounts, repurchase agreements and time deposits) increased by €14.1 billion to €189.5 billion at 31 December 2008, largely due to an increase in current accounts. Current accounts increased by €14.2 billion to €73.1 billion. At 31 December 2008, debt securities in issue (including certificates of deposit, commercial paper and bonds) totalled €135.8 billion compared to €141.8 billion at 31 December 2007. Savings deposits (except fixed-time deposits, from 1 month to 10 years) generally bear interest at rates that Rabobank Nederland can unilaterally change.

The following table shows Rabobank Group's sources of funding by source at 31 December 2008, 31 December 2007 and 31 December 2006:

	Year ended 31 December			
	2008	2007* (restated)	2007	2006
	(in millions of euro)			
Savings accounts	114,680	101,175	101,175	89,500
Other due to customers	189,534	175,435	148,340	145,417
Debt securities in issue	135,779	141,812	141,812	128,066

	Year ended 31 December			
	2008	2007* (restated)	2007	2006
	(in millions of euro)			
Other financial liabilities at fair value through profit and loss	24,797	27,303	27,303	26,270
Total	464,790	445,725	418,630	389,253

Rabobank Group also receives funds from the interbank and institutional market. Rabobank Group's total due to other banks was €23.9 billion at 31 December 2008, a 48 per cent. decrease from €46.3 billion at 31 December 2007.

Other financial assets

Other financial assets comprise shares, bonds, money market paper, short-term government paper and other forms of securities. Other financial assets are subdivided into the following categories:

- Trading financial assets;
- Other financial assets at fair value through profit or loss;
- Available-for-sale financial assets; and
- Held-to-maturity assets.

	Other financial assets at 31 December 2008				
	Trading	Other at fair value through profit and loss	Available-for-sale	Held-to-maturity	Total
	(in millions of euro)				
Purchased loans	2,639	0	0	0	2,639
Short term government paper	172	13	1,579	0	1,764
Government bonds	2,005	565	17,128	464	20,162
Other bonds	4,365	5,287	10,942	33	20,627
Total bonds	6,370	5,852	28,070	497	40,789
Venture capital	0	646	0	0	646
Equity instruments	2,190	229	994	0	3,413
Total shares	2,190	875	994	0	4,059
Other financial assets	205	1,156	1,022	0	2,383
Total	11,576	7,896	31,665	497	51,634
Category 1[(1)]	10,670	6,654	30,413	497	48,234
Category 2[(1)]	861	869	1,239	0	2,969
Category 3[(1)]	45	373	13	0	431

	Other financial assets at 31 December 2007				
	Trading	Other at fair value through profit and loss	Available-for-sale	Held-to-maturity	Total
	(in millions of euro)				
Purchased loans	2,350	0	0	0	2,350
Short term government paper	298	61	682	0	1,041
Government bonds	2,970	514	25,049	736	29,269
Other bonds	16,187	8,815	22,552	123	47,677
Total bonds	19,157	9,329	47,601	859	76,946
Venture capital	0	314	0	0	314
Equity instruments	7,173	6,382	1,279	0	14,834
Total shares	7,173	6,696	1,279	0	15,148
Other financial assets	201	2,047	793	0	3,041
Total	29,179	18,133	50,355	859	98,526
Category 1[(1)]	24,358	17,476	37,997	859	80,690
Category 2[(1)]	4,821	608	12,333	0	17,762
Category 3[(1)]	0	49	25	0	74

Note:

(1) Category 1: quoted market prices in an active market; category 2: valuation methods based on assumptions fully supported by demonstrable market prices or rates in an active market; category 3: valuation methods based on assumptions not or only partly supported by demonstrable market prices or rates in an active market.

*Contractual obligations and contingent liabilities**

The table below provides information on the payments coming due under Rabobank Group's existing contractual obligations.

	At 31 December 2008						
	On demand	Less than 3 months	3 months to 1 year	1 to 5 years	More than 5 years	No repayment date	Total
	(Payments due by period (in millions of euro)						
Debt securities in issue	2,892	47,444	24,871	46,994	26,636	0	148,837
Subordinated debt	0	7	2	1,319	1,119	2	2,449
Due to customers	193,657	48,539	41,403	9,200	15,187	1,221	309,207
Other financial liabilities at fair value through profit and loss	9	341	3,768	7,443	18,760	23	30,344

Other long-term obligations consist of due to customers other than debt securities (liabilities for deposits and savings, professional securities transactions and other client accounts).

Contingent liabilities relate primarily to transactions in which Rabobank Group stands surety for commitments of third parties.

	At 31 December	
	2008	**2007**
	(in millions of euro)	
Guarantees, etc.	9,515	8,992
Irrevocable letters of credit	1,540	2,402
Other contingent liabilities	208	21
Total contingent liabilities	11,263	11,415

Contingent liabilities secured by assets were €95 million at 31 December 2008 compared to €28 million at 31 December 2007.

Guarantees relate both to credit and non-credit substitute guarantees. Credit-substitute guarantees are guarantees given by Rabobank Group entities in respect of credit granted to customers by a third party. Many of them are expected to expire without being drawn on and therefore do not necessarily represent future cash outflows.

Irrevocable letters of credit mainly secure payments to a third party for a customer's foreign and domestic trade transactions in order to finance a shipment of goods. Rabobank Group's credit risk in these transactions is limited since these transactions are collateralised by the commodity shipped and are of a short duration. Other contingent liabilities mainly relate to acceptances of bills and are of a short-term nature. As described below, facilities mainly constitute unused portions of irrevocable credit facilities granted to corporate clients. Many of these facilities are for a fixed duration and bear interest at a floating rate. Most of the unused portion of irrevocable credit facilities is secured by customers' assets or counter-guarantees by the central government and exempted bodies under the regulatory requirements. Irrevocable facilities also include commitments made to purchase securities to be issued by governments and private issuers.

Irrevocable facilities relate to all irrevocable facilities that could lead to lending.

	At 31 December	
	2008	**2007**
	(in millions of euro)	
Unused credit facilities	30,878	35,553
Other	510	770
Total irrevocable facilities	31,388	36,323
Revocable credit facilities	44,402	36,432
Total credit-related and contingent liabilities	75,790	72,755

Capital adequacy

Capital adequacy and the use of capital are monitored by Rabobank Group and its subsidiaries, employing techniques based on the guidelines developed by the Basel Committee on Banking Regulations and Supervisory Practices (the "Basel Committee") and implemented by the EU and the Dutch legislator and the Dutch Central Bank (De Nederlandsche Bank, or "DNB") for supervisory purposes.

The DNB, in conjunction with other bank supervisors, regards the risk asset ratio developed by the Basel Committee as a key supervisory tool and sets individual ratio requirements for banks in the Netherlands. This ratio was designed to meet the dual objectives of strengthening the soundness and stability of the international banking system and of creating a fair and consistent supervisory framework for international banks by means of an international convergence of capital measurement and capital standards. The technique involves the application of risk weightings to assets (which for this purpose includes both balance sheet assets and off-balance sheet items) to reflect the credit and other risks associated with broad categories of transactions and counterparties.

The Basel Committee guidelines set a minimum total risk asset ratio for all international banks of 8 per cent. Bank capital adequacy requirements have also been established pursuant to EU directives. These directives, as implemented in the Netherlands, set forth capital standards similar to those of the Basel Committee guidelines.

On 1 January 2008, Rabobank Group adopted the Advanced Internal Rating Based ("AIRB") Approach to the majority of its significant portfolios that contain credit risk in accordance with the approvals granted by the DNB, and various local regulators, as required. However, there remains a small portion of the portfolio that is subject to the Standardised Approach ("SA"). Individually, these portfolios are relatively small or are related to new acquisitions in companies that themselves did not yet follow the AIRB Approach.

In addition, the EU Capital Adequacy Directive ("CAD"), which became effective on 1 January 1996, established minimum capital requirements for banks and investment firms for market risks. The CAD was based on a proposal by the Basel Committee and has now been recast by later EU directives.

The risk asset approach to capital adequacy emphasises the importance of Tier I (core) capital. In determining a bank's risk asset ratio, the rules limit qualifying Tier II supplementary capital to an amount equal to Tier I capital. Tier II capital includes subordinated debt and certain fixed asset revaluation reserves.

The concept of risk weighting assumes that banking activities generally involve some risk of loss. For risk weighting purposes, commercial lendings are taken as a benchmark to which a risk weighting of 100 per cent. is ascribed. With the introduction of the Basel II framework the risk weighting is more risk sensitive and based on internal assessments of the creditworthiness of counterparties. In practice, this leads to an exposure-specific risk weighting. Off-balance sheet items are generally converted to credit risk equivalents by applying credit conversion factors. The resulting amounts are then again risk-weighted according to the nature of the counterparty.

In the case of interest and exchange rate related contracts, the risks involved relate to the potential loss of cash flows rather than notional principal amounts. These risks are represented by the replacement cost (as defined by the DNB) of the contracts plus an add-on to reflect potential future volatility in replacement cost arising from movements in market rates.

For a discussion of the Basel II framework, see "Regulation of Rabobank Group".

The Tier I ratio and the BIS ratio are the most common ratios used in the financial world to measure solvency. The Tier I ratio expresses the relationship between core capital and total risk-weighted assets. At 30 June 2009, Rabobank Group's Tier I ratio stood at 13.0 per cent. (2008: 12.7 per cent.). The minimum requirement

set by the external supervisors is 4 per cent. The high Tier I ratio is one of the reasons for Rabobank Nederland's high credit rating.

In the first half of 2009 total risk-weighted assets increased by €1.6 billion to €239.7 billion and Tier I capital increased by €0.8 billion to €31.2 billion at 30 June 2009. Retained earnings and the issue of Capital Securities contributed to this increase.

The BIS ratio is calculated by dividing the total of Tier I and Tier II capital by the total of risk-weighted assets. At 30 June 2009, the BIS ratio came to 13.5 per cent. (2008: 13.0 per cent.). This exceeds the minimum requirement set by the external supervisors of 8.0 per cent.

The following table sets forth the risk-weighted capital ratios of Rabobank Group at 31 December 2008 and 31 December 2007, in each case calculated under the Netherlands' implementation of the relevant EU directives:

Development in capital and solvency ratios

	At 30 June		At 31 December
	2009	**2008**	**2007**
	(amounts in millions of euro, except percentages)		
Tier I capital[1]	31,178	30,358	28,518
Tier I ratio[1]	13.0%	12.7%	10.7%
Qualifying capital[1]	32,273	30,912	29,190
BIS ratio[1]	13.5%	13.0%	10.9%

Note:

(1) Data for 2007 are based on Basel I requirements and data for 2008 have been based on the Basel II requirements with effect from 1 January 2008.

As at 31 December 2009, total risk-weighted assets were €233.4 billion, giving a Tier 1 ratio of 13.8 per cent. As at the same date, the BIS ratio was 14.1 per cent.

As at 31 December, 2009, the Rabobank Group's Equity Capital was €29.2 billion, giving an Equity Capital Ratio of 12.5 per cent. as at that date.

Selected statistical information*

The following section discusses selected statistical information regarding Rabobank Group's operations. Unless otherwise indicated, average balances are calculated based on monthly balances and geographic data are based on the domicile of the customer. See "— Results of operations" for an analysis of fluctuations in Rabobank Group's results between periods.

Return on equity and assets

The following table presents information relating to Rabobank Group's return on equity and assets for each of the past three years:

	2008	2007	2006
Return on assets(1)	0.47%	0.45%	0.43%
Return on equity(2)	8.67%	8.81%	8.57%
Equity to assets ratio(3)	5.47	5.20	5.09

Notes:

(1) Net profit as a percentage of total average assets, based on month-end balances.

(2) Net profit as a percentage of average equity, based on quarter-end balances.

(3) Average equity divided by average total assets, based on quarter-end balances.

The following table presents information relating to payments on Rabobank Member Certificates for each of the past five years:

	2008	2007	2006	2005	2004
	(amounts in millions of euro, except percentages)				
Outstanding Rabobank Member Certificates(1)	6.180	5,948	5,812	4,311	3,854
Payments	316	299	277	211	217
Average yield	5.11%	5.03%	4.77%	4.89%	5.23%

Note:

(1) Average Outstanding Rabobank Member Certificates based on month-end balances.

Loan portfolio

Rabobank Group's loan portfolio consists of loans, overdrafts, assets subject to operating leases, finance lease receivables to governments, corporations and consumers and reverse repurchase agreements. The following table analyses Rabobank Group's loan portfolio by sector at 31 December 2008, 31 December 2007 and 31 December 2006:

	At 31 December		
	2008	2007	2006
	(in millions of euro)		
Public sector	8,848	5,095	3,093
Private sector (corporate lending)	217,521	177,863	160,019
Private sector (personal lending)	194,229	180,392	166,340
Total loans (gross) excluding securities transactions	420,598	363,350	329,452

	At 31 December		
	2008	2007	2006
	(in millions of euro)		
Securities transactions	3,812	14,422	28,396
Hedge accounting	5,003	(2,522)	(675)
Total loans (gross) including securities transactions	429,413	375,250	357,173
Total loans (net)[1]	426,283	372,968	354,924

Note:

(1) The difference between total loans (gross) and total loans (net) represents provisions for loan losses.

The table below sets forth a geographic breakdown of Rabobank Group's loan portfolio at 31 December 2008, 31 December 2007 and 31 December 2006:

	At 31 December		
	2008	2007	2006
	(in millions of euro)		
Public sector			
The Netherlands	1,196	493	480
Other countries in the EU zone	2,654	296	270
North America	498	163	131
Latin America	781	39	48
Asia	3,668	4,079	2,134
Australia	4	3	5
Other countries	47	22	25
Total public sector	8,848	5,095	3,093
The Netherlands	298,172	269,964	243,833
Other countries in the EU zone	43,228	31,122	31,784
North America	40,415	30,207	28,707
Latin America	7,372	6,604	4,159
Asia	5,803	4,872	3,863
Australia	12,830	12,370	10,938
Other countries	800	834	826
Total private sector[1]	408,620	355,973	324,110

Note:

(1) After provisions for loan losses.

Maturities and interest rate sensitivity of loan portfolio

Domestic retail - interest rate risk position, at 31 December 2008

	On demand	1 to 3 months	4 to 6 months	7 to 9 months	10 to 12 months	2 to 5 years	5 to 10 years	More than 10 years	Non-rate sensitive	Total
					(in millions of euro)					
Assets on balance	21,887	59,760	11,565	8,226	8,591	85,348	56,552	28,661	3,397	283,988
Liabilities on balance ...	13,813	130,230	20,321	10,337	16,510	39,415	4,160	4,963	44,173	283,921
Gap on balance............	8,074	(70,470)	(8,757)	(2,110)	(7,918)	45,934	52,392	23,698	(40,775)	67
Assets off balance	0	73,700	21,110	41	316	8,487	(14,221)	22,490	0	111,923
Liabilities off balance...	0	14,972	7,943	2,018	1,529	35,899	29,144	20,486	0	111,989
Gap after off balance....	8,074	(11,743)	4,411	(4,087)	(9,131)	18,522	9,027	25,702	(40,775)	0

The three key indicators used for managing the interest rate risk are the Basis Point Value, the Equity at Risk and the Income at Risk.

The Basis Point Value ("BPV") is the absolute loss of market value of equity after a parallel increase of the yield curve with 1 basis point. In 2008, the BPV did not exceed €25 million.

Long-term interest rate risk is measured and managed using the Equity at Risk concept. Equity at Risk is the sensitivity of Rabobank Group equity's market value to interest rate fluctuations. A 200 basis point overnight parallel shock of the curve will result in an 11 per cent. drop in market value of equity.

Short-term interest rate risk is monitored using the Income at Risk concept. This is the maximum amount of interest income that is put at risk on an annual basis, based on certain interest rate scenarios. If interest rates were to gradually decrease with a maximum of 200 basis points over a one-year period, the interest income would decrease by €54 million.

Risk elements*

Cross-border outstandings

Cross-border outstandings are defined as loans (including accrued interest), acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets which are denominated in a currency other than the functional currency of the office or subsidiary where the extension of credit is booked. To the extent that the material local currency outstandings are not hedged or are not funded by local currency borrowings, such amounts are included in cross-border outstandings.

At 31 December 2008, there were no cross-border outstandings exceeding 1 per cent. of total assets in any country where current conditions give rise to liquidity problems which are expected to have a material impact on the timely repayment of interest or principal.

The following table analyses cross-border outstandings as at the end of each of the last three years, stating the name of the country and the aggregate amount of cross-border outstandings in each foreign country where such outstandings exceeded 1 per cent. of total assets, by type of borrower:

	Banks	Public authorities	Private sector	Total
		(in millions of euro)		
At 31 December 2008				
France	2,856	1,595	4,500	8,951
Germany	4,624	3,919	6,825	15,368
Ireland	925	561	9,273	10,759
United Kingdom	11,857	2,566	9,276	23,699
Poland	161	1,438	5,048	6,647
United States	5,796	8,225	51,169	65,190
Japan	914	6,664	205	7,783
Australia	1,427	1,164	9,360	11,951
At 31 December 2007				
France	2,382	1,402	3,437	7,221
Belgium	2,766	1,005	2,311	6,082
Germany	5,640	3,428	6,579	15,647
Ireland	1,797	413	10,205	12,415
United Kingdom	18,042	102	13,492	31,636
Switzerland	4,686	220	1,924	6,830
United States	6,634	9,787	67,848	84,269
Spain	2,610	1,048	3,007	6,665
Japan	4,838	8,371	435	13,644
Australia	960	895	10,747	12,602
At 31 December 2006				
France	3,964	1,208	6,486	11,658
Germany	6,868	4,319	6,271	17,458
Ireland	2,410	359	9,965	12,734
United Kingdom	24,617	64	20,365	45,046
United States	11,351	9,156	83,538	104,044
Spain	3,066	1,474	2,024	6,564
Japan	4,708	9,290	830	14,828
Australia	1,306	881	9,014	11,201

Loan portfolio

One of the principal factors influencing the quality of the earnings and the loan portfolio is diversification of loans, e.g. by industry or by region. In 2005, the North America Industry Classification System ("NAICS") was introduced as the leading system to classify industries for Rabobank Group. NAICS distinguishes a large number of sectors, subsectors and industries.

The following table is based on data according to NAICS and represents the loan portfolio of Rabobank Group loans by main sector at 31 December 2008:

	At 31 December 2008		
	On balance	Off balance	Total
	(in millions of euro)		
Food and Agri			
Oilseed and grain	8,981	428	9,409
Fruit and vegetables	8,283	97	8,380
Sugar	1,874	85	1,959
Animal protein	12,792	188	12,980
Dairy	11,692	165	11,858
Farm inputs	4,637	197	4,834
Beverages	3,046	74	3,120
Food retail and food services and drinking places	4,669	216	4,885
Other food & agri	12,351	132	12,483
Total Food and Agri	68,326	1,581	69,907
Utilities	1,261	200	1,461
Construction	9,231	1,612	10,843
Manufacturing: textile, apparel and leather	325	9	334
Manufacturing: wood products and furniture	602	8	610
Manufacturing: paper and printing activities	1,319	79	1,399
Manufacturing: chemical products	1,734	108	1,841
Manufacturing: metal and machinery	3,608	141	3,749
Manufacturing: miscellaneous	2,824	329	3,153
Wholesale	14,595	978	15,573
Retail (except food and beverage stores)	5,150	126	5,276
Transportation and warehousing	8,459	552	9,010
Information and communication	3,768	241	4,009
Finance and insurance	27,857	2,688	30,545
Real estate, rental and leasing	29,725	399	30,125
Professional, scientific and technical services	4,072	310	4,382
Healthcare and social assistance	4,979	66	5,045
Arts, entertainment and recreation	1,585	67	1,653
Other services (except public administration)	25,243	1,111	26,354
Total trade, manufacturing and services	146,336	9,026	155,362
Private individuals	193,958	428	194,386
Total	408,620	11,035	419,656

In addition to advances to other banks (€34 billion at 31 December 2008, which is 6 per cent. of total assets), Rabobank Group's portfolio contains a concentration of loans to private individuals. The total on-balance outstandings to private individuals is 47 per cent. of the total of on-balance private sector loans. Loans in Rabobank Group's portfolio are diversified across numerous sub-industry sectors. None of these is larger than 10 per cent. of total private sector loans. Furthermore, Rabobank's portfolio is spread across industries in many different countries and is therefore well diversified.

Impaired loans

A loan is impaired if it is probable that payments of principal and interest will not be made in time and in accordance with the original contractual terms of the loan. There is also a matter of impairment if the obligor is past due more than 90 days or if the obligor has filed for bankruptcy or similar protection from creditors. Once a loan is identified as impaired, the impairment amount is measured as the difference between the carrying amount and the recoverable amount of the loan. The recoverable amount equals the present value of expected future cash flows discounted at the loan's effective rate.

The following table provides an analysis of Rabobank Group's impaired loans by business at 31 December 2008, 31 December 2007 and 31 December 2006:

	At 31 December		
	2008	**2007**	**2006**
		(in millions of euro)	
Member banks	2,701	1,850	2,534
Rabohypotheekbank	62	36	34
Other retail	67	49	48
Total domestic retail banking	2,831	1,935	2,617
The Netherlands	347	213	394
Abroad	2,835	978	1,061
Total wholesale and international retail banking	3,182	1,191	1,455
Asset Management	42	4	1
Leasing	378	324	281
Other	140	16	1
Rabobank Group	6,573	3,470	4,355

Summary of loan loss experience

The following table shows the movements in the allocation of the allowance for loan losses on loans accounted for as loans to banks and customers for the past three years:

	At 31 December		
	2008	**2007**	**2006**
		(in millions of euro)	
Domestic retail banking	1,303	1,228	1,204

	At 31 December		
	2008	2007	2006
	(in millions of euro)		
Wholesale and international retail banking	778	846	978
Asset management and investment	4	1	3
Leasing	242	233	193
Real estate	27	24	30
Other	0	0	30
Total balance at 1 January	2,355	2,333	2,438
Domestic retail banking	211	160	151
Wholesale and international retail banking	814	25	248
Asset management and investment	42	1	0
Leasing	139	108	81
Real estate	0	3	(1)
Other	42	0	2
Total additions	1,249	296	480
Domestic retail banking	(164)	(130)	(157)
Wholesale and international retail banking	(155)	(109)	(330)
Asset management and investment	(4)	0	(3)
Leasing	(116)	(93)	(76)
Real estate	(2)	0	(3)
Other	0	0	0
Total amount charged to the provisions	(441)	(332)	(568)
Domestic retail banking	47	44	31
Wholesale and international retail banking	98	17	(50)
Asset management and investment	0	3	0
Leasing	(9)	(6)	36
Real estate	0	0	(2)
Other	0	0	(32)
Total other	136	58	(17)
Domestic retail banking	1,398	1,303	1,228
Wholesale and international retail banking	1,536	778	846
Asset management and investment	42	4	1
Leasing	256	242	233
Real estate	25	27	24
Other	42	0	0

	At 31 December		
	2008	2007	2006
	(in millions of euro)		
Total balance at 31 December	3,299	2,355	2,333
Total additions	1,249	296	480
Recoveries	(60)	(31)	(30)
Bad debt costs	1,189	266	450

Deposits

The following table presents the year-end amounts, of each deposit category at 31 December 2008, 31 December 2007 and 31 December 2006. Interest rates paid on customer deposits by banks and individuals reflect market conditions. Not all current accounts earn interest.

	At 31 December		
	2008	2007	2006
	(in millions of euro)		
Time deposits (non-banks)	81,554	82,139	46,345
Current accounts	59,832	46,584	51,111
Professional securities transactions (repo's securities)	664	3,694	8,107
Other	31,326	30,713	28,010
Total deposits by businesses	173,376	163,130	133,573
Savings accounts	114,680	101,175	89,500
Current accounts	13,230	11,848	11,056
Other	2,928	457	788
Total deposits by individuals	130,838	113,480	101,344
Total deposits by businesses and individuals	304,214	276,610	234,917

Short-term borrowings

Short-term borrowings are borrowings with an original maturity of one year or less. These are included in Rabobank Group's consolidated balance sheet under "Debt securities in issue". An analysis of the balance of short-term borrowings at 31 December 2008, 31 December 2007 and 31 December 2006 is provided below.

	At 31 December		
	2008	2007	2006
	(in millions of euro)		
Year-end balance	55,385	58,440	58,766
Average balance	61,010	61,277	60,211

	At 31 December		
	2008	2007	2006
	(in millions of euro)		
Maximum month-end balance	68,963	67,358	63,524

Long-term borrowings

Long-term borrowings are borrowings with an original maturity of more than one year. These are included in Rabobank Group's consolidated balance sheet under "Debt securities in issue" and "Other financial liabilities at fair value through profit and loss". An analysis of the balance of long-term borrowings at 31 December 2008, 31 December 2007 and 31 December 2006 is provided below.

	At 31 December		
	2008	2007	2006
	(in millions of euro)		
Year-end balance	105,191	110,675	95,570
Average balance	110,327	109,288	90,052
Maximum month-end balance	112,900	112,919	98,709

SELECTED FINANCIAL INFORMATION

The following selected financial data are derived from the reviewed interim financial information of Rabobank Group, which have been reviewed by Ernst & Young Accountants LLP, independent auditors, with the exception of the additional financial ratios, which are derived from the annual report and the interim report of Rabobank Group. The data should be read in conjunction with the interim financial information, the consolidated financial statements and related notes incorporated by reference in, and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in, this Prospectus. The Rabobank Group reviewed condensed consolidated interim financial information for the periods ended 30 June 2009 and 30 June 2008 have been prepared in accordance with IAS 34, 'Interim Financial Reporting', as adopted by the European Union. The Rabobank Group audited consolidated financial statements for the period ended 31 December 2008 have been prepared in accordance with IFRS as adopted by the European Union ("IFRS"). On 4 March 2010, Rabobank Group announced its preliminary results for the year ended 31 December 2009. Net profit decreased by 17 per cent. to €2.3 billion compared to the prior year. The Issuer's Tier 1 ratio increased to 13.8 per cent. as at 31 December 2009. As at the same date the Issuer's Equity Capital Ratio was 12.5 per cent. For further information on the results for the year ended 31 December 2009, see those sections of the 2009 Results Press Release and 2009 Annual Summary which are incorporated by reference herein (see "Important Information - Documents incorporated by reference").

Condensed consolidated balance sheet

	30 June 2009	**31 December 2008**	**30 June 2008**
		(in millions of euro)	
Assets			
Cash and cash equivalents	15,089	7,105	1,920
Due from other banks	35,655	33,776	34,395
Trading financial assets	10,632	11,576	21,048
Other financial assets at fair value through profit or loss	8,024	7,896	13,937
Derivative financial instruments	45,043	66,759	34,283
Loans to customers	435,811	426,283	389,419
Available-for-sale financial assets	35,556	31,665	42,670
Held-to-maturity financial assets	501	497	788
Investments in associates	3,945	3,455	4,191
Intangible assets	3,741	3,728	3,625
Property and equipment	5,987	5,870	5,575
Investment properties	1,039	1,038	1,201
Current tax assets	215	298	409
Deferred tax assets	1,448	1,619	1,738
Employee benefits	783	1	1
Other assets	11,892	10,554	12,587
Total assets	615,361	612,120	567,787

	30 June 2009	31 December 2008	30 June 2008
		(in millions of euro)	
Liabilities			
Due to other banks	25,696	23,891	39,257
Due to customers	284,908	304,214	275,530
Debt securities in issue	169,060	135,779	141,780
Derivative financial instruments and other trade liabilities	55,454	77,230	37,641
Other debts	11,039	8,644	10,136
Other financial liabilities at fair value through profit or loss	27,672	24,797	26,548
Provisions	919	875	1,090
Current tax liabilities	271	227	442
Deferred tax liabilities	506	474	710
Employee benefits	566	371	447
Subordinated debt	2,417	2,159	2,014
Total liabilities	578,508	578,661	535,595
Total equity	36,853	33,459	32,192
Total equity and liabilities	615,361	612,120	567,787

Condensed consolidated profit and loss account

	First half 2009	First half 2008
	(in millions of euro)	
Interest	3,885	3,919
Fees and commission	1,216	1,473
Other income	1,156	361
Total income	6,257	5,753
Staff costs	2,101	2,184
Other administrative expenses	1,337	1,281
Depreciation and amortisation	257	252
Operating expenses	3,695	3,717
Value adjustments	1,119	158
Operating profit before taxation	1,443	1,878

	First half 2009	First half 2008
	(in millions of euro)	
Taxation	127	265
Net profit	1,316	1,613
Of which attributable to Rabobank Nederland and local Rabobanks	938	1,259
Of which attributable to holders of Rabobank Member Certificates	160	150
Of which attributable to Capital Securities	96	39
Of which attributable to Trust Preferred Securities III to VI	45	49
Of which attributable to minority interests	77	116
Net profit for the period	1,316	1,613

Additional financial ratios:

	30 June 2009	31 December 2008	30 June 2008
BIS ratio[1]	13.5%	13.0%	11.6%[2]
Tier I ratio[1]	13.0%	12.7%	11.2%[2]
Bad debt costs (in basis points of average lending)	55	31	9

Notes:

(1) These figures have been based on the Basel II requirements with effect from 2008.

(2) At 30 June 2008 these ratios have been calculated taking into consideration a floor of 90 per cent.

RISK MANAGEMENT

Rabobank Group places a high priority on the management of risk and has extensive procedures in place for systematic risk management. Within Rabobank Group, the risk management policies relating to interest rate risk, market risk and liquidity risk are developed and monitored by the Balance Sheet and Risk Management Committee Rabobank Group ("BRMC-RG") in co-operation with the Group Risk Management department. The BRMC-RG is responsible for balance sheet management, establishing risk policy, setting risk measurement standards, broadly determining limits and monitoring developments and advising the Executive Board on all relevant issues regarding risk management. Rabobank Group's risk management policies relating to credit risk are developed by the Policy Credit Committee Rabobank Group in co-operation with the Group Risk Management and the Credit Risk Management department. These two committees report to the Executive Board, which is ultimately responsible for risk management within Rabobank Group.

The principal risks faced by Rabobank Group are credit risk, market risk, interest rate risk, country risk, liquidity risk and operational risk. Rabobank has implemented an economic capital framework to determine the amount of capital it should hold on the basis of its risk profile and desired credit rating. Economic capital represents the amount of capital needed to cover for all risks associated with a certain activity. The economic capital framework makes it possible to compare different risk categories with each other because all risks are analysed by using the same methodology. See also "Risk Factors".

Risk Adjusted Return On Capital

Relating the profit achieved on a certain activity to the capital required for that activity produces the Risk-Adjusted Return On Capital ("RAROC"). RAROC is calculated by dividing economic return by economic capital. The calculation and review of RAROC across Rabobank Group's business activities and entities assists Rabobank Group in striking a balance between risk, returns and capital for both Rabobank Group and its constituent parts. This approach encourages each individual group entity to ensure appropriate compensation for the risks it runs. RAROC is therefore an essential instrument for positioning products in the market at the right price.

The use of the RAROC model to classify Rabobank Group's activities also plays a significant part in the allocation of capital to the various group entities and the different risk categories. If the calculated RAROC lags behind a formulated minimum result to be achieved, which is a reflection of the costs of the capital employed, economic value is wasted. A higher RAROC implies the creation of economic value. For the six months ended 30 June 2009, Rabobank realised a RAROC after tax of 11.8 per cent.

Market risk

Market risk relates to the change in value of Rabobank Group's trading portfolio as a consequence of changes in market prices, such as interest rates, foreign exchange rates, credit spreads, commodity prices and equity share prices. The BRMC-RG is responsible for developing and supervising market risk policies and monitors Rabobank Group's worldwide market risk profile. On a daily basis, the Market Risk department measures and reports the market risk positions. Market risk is calculated based on internally developed risk models and systems, which are approved and accepted by the DNB. Rabobank Group's risk models are based on the "Value at Risk" concept. Value at Risk describes the maximum possible loss that Rabobank Group can suffer in a single day, based on historical market price changes and a given certain confidence interval. Value at Risk within Rabobank Group is based on actual historical market circumstances. To measure the potential impact of strong adverse market price movements, stress tests are applied. These "event risk scenarios" measure the effect of sharp and sudden changes in market prices. Statistical models are also used to generate other risk

measures which assist the Market Risk department, as well as the BRMC-RG in evaluating Rabobank Group's market positions.

During the year 2008, the Value at Risk fluctuated between €31 million (2007: €20 million) and €58 million (2007: €32 million), with an average of €39 million (2007: €26 million). The increased turmoil in the financial markets and the large fluctuations, particularly in credit spreads and interest rates, caused the Value at Risk to rise by more than 50 per cent. over 2008. As a result of the unwinding of certain market positions, the increase in Value at Risk was less than might otherwise have been expected given market developments.

On the basis of the Value at Risk analysis, Rabobank Nederland determines its use of capital for market risk positions throughout Rabobank Group in compliance with the regulations of the DNB.

Value at Risk models have certain limitations; they are more reliable during normal market conditions, and historical data may fail to predict the future. Therefore, Value at Risk results cannot guarantee that actual risk will follow the statistical estimate.

Interest rate risk

Rabobank Group is exposed to structural interest rate risk in its balance sheet. Interest rate risk can result from, among other things, mismatches in assets and liabilities; for example, mismatches between the periods for which interest rates are fixed on loans and funds entrusted. Rabobank Group manages interest rate risk through the BRMC-RG using both the accrual based Income at Risk concept and the value based Equity at Risk concept. Based on the Income at Risk and Equity at Risk analyses, the Executive Board forms an opinion with regard to the acceptability of losses related to projected interest rate scenarios, and decides upon limits with regard to Rabobank Nederland's interest rate risk profile.

Rabobank Group's short-term interest rate risk is measured and controlled based on the concept of "Income at Risk", which is the maximum amount of interest income-at-risk for the coming 24 months, due to increases/decreases in interest rates of 200 basis points, assuming a stable balance sheet and no management intervention. In this Income at Risk scenario a gradual increase/decrease of 200 basis points is assumed during the first year, while during the second year interest rates are assumed to remain stable.

Rabobank Group's long-term interest rate risk is measured and controlled based on the concept of "Equity at Risk", which is the sensitivity of Rabobank Group's market value of equity to an instant change in interest rates of 200 basis points.

As at 31 December 2008, the Income at Risk ("IatR") and Equity at Risk ("EatR") for Rabobank Group were as follows:

	200 basis points increase	**200 basis points decrease**
IatR 1 – 12 months (in euro million)	+ 35	- 54
IatR 13 – 24 months (in euro million)	- 87	+ 36
EatR	- 11%	+ 11%

Rabobank Group performs complementary scenario analyses to access the impact of changes in customer behaviour and the economic environment.

Credit risk

Rabobank Group aims to offer continuity in its services. It therefore pursues a prudent credit policy. Once granted, loans are carefully managed so there is a continuous monitoring of credit risk. Of Rabobank Group's credit loan portfolio to the private sector, 47 per cent. in the first half year of 2009 consisted of loans to private individuals, mainly residential mortgages, which tend to have a very low risk profile in relative terms. The remaining 53 per cent. consisted of a highly diversified portfolio of loans to business clients in the Netherlands and internationally.

With respect to the management of Rabobank Group's exposure to credit risk, Rabobank Nederland's Credit Risk Management department and Group Risk Management department play a key role. Credit applications beyond certain limits are subject to a thorough credit analysis by credit officers of Credit Risk Management. Group Risk Management monitors Rabobank Group's credit portfolio and develops new methods for quantifying credit risks.

Risk profiling is also undertaken at the portfolio level using internal risk classifications for portfolio modelling. Internal credit ratings are assigned to borrowers by allocating all outstanding loans into various risk categories on a regular basis.

The following table shows the impaired loans (i.e. the amount of loans for which an allowance has been taken) per business unit as a percentage of private sector loan portfolio:

Impaired loans/private sector loan portfolio per business unit

	Year ended 31 December		
	2008	**2007**	**2006**
Domestic retail banking	1.05%	0.79%	1.18%
Wholesale and international retail banking	3.48%	1.53%	1.93%
Leasing	1.95%	1.91%	1.82%
Rabobank Group	1.65%	0.97%	1.34%

At 30 June 2009, impaired loans corresponded with 2.0 per cent. of the private sector loan portfolio.

Bad and doubtful debt

Rabobank Group's credit portfolio is routinely monitored for doubtful and bad debts, which results in review of the credit quality and consequently, if needed, adjustment of the credit rating and taking an allowance. Within Rabobank Group, a formal analysis of specifically identified larger non-performing loans takes place every quarter and is reported in the form of loan strategy reports, which include evaluation of the risks associated with each loan, the current financial condition of the borrower, the economic environment in which the borrower operates, the value of collateral and the strategy for the coming period to protect the interests of Rabobank Group.

The table below sets forth Rabobank Group's bad debt costs for the six months ended 30 June 2009 and the three years ended 31 December 2008, 2007 and 2006, per business unit as a percentage of private sector lending:

Bad debt costs/average private sector lending per business unit

	Six months ended 30 June	Year ended 31 December		
	2009	2008	2007	2006
Domestic retail	0.34%	0.08%	0.06%	0.07%
Wholesale and international retail banking	1.23%	0.93%	0.02%	0.39%
Leasing	1.33%	0.64%	0.61%	0.53%
Rabobank Group	0.55%	0.31%	0.08%	0.15%

In determining the bad debt costs, corporate loans are assessed on a loan-by-loan basis and the following factors are considered:

- the financial standing of the customer, including a realistic assessment of the likelihood of repayment of the loan within an acceptable period and the extent of Rabobank Group's commitments to the customer;
- the realisable value of any collateral (security) for the loan; and
- the costs associated with obtaining repayment and realisation of any security.

Country risk

Loans to parties abroad expose Rabobank Group not only to the customary credit risk but also to country risk. Country risk is specifically attributable to events in a specific country or group of countries. Rabobank Group encounters country risk in its lending, trading and investment activities. Country risk is managed using a system of internal ratings for relevant countries. Based on these ratings and the determination of the Country Limit Committee as to how much risk to take on, internal limits per country are established. Decisions on country risk limits are taken at Executive Board level and are based on recommendations of the Country Limit Committee. The calculation of additional capital requirements and provisions for country risk are made in accordance with internal guidelines and relate primarily to countries with a high transfer risk.

Liquidity risk

Liquidity risk is the risk that a member of Rabobank Group will not be able to meet its financial liabilities when due. Rabobank Group policy provides that the maturity of funding is aligned with the maturity of the loans. In addition, this risk is managed in three different ways. First, the Bank limits outgoing cash flows by measuring and reporting on a daily basis which incoming and outgoing cash flows are to be expected over the next 30 days. In addition, limits have been set for such outgoing cash flows for each currency and location. In order to be prepared for possible crises, detailed contingency plans are in place that provide the procedures to be followed.

Secondly, a large buffer of liquid securities is being held. If necessary, these assets can be used for borrowings from central banks, in repo transactions or for direct selling in the market as a way of generating liquidity.

Thirdly, liquidity risk is limited by Rabobank Group's prudent funding policy, which is to meet the funding requirements of Rabobank Group entities at an acceptable cost. In this context, diversification of funding sources and currencies, flexibility of the funding instruments used and active investor relations play an important role. This prevents Rabobank Group's overdependence from a single source of funding.

Liquidity risk is an organisation-wide matter and managed by Treasury Rabobank Group in co-operation with Rabobank International Global Financial Markets. Methods used to measure liquidity risk include the CA/CL method (Core Assets/Core Liabilities). Using various time periods, a quantification is made of the assets, unused facilities and liabilities that are expected to remain on the balance sheet after assumed and closely defined stress scenarios have occurred. These remaining assets and liabilities are referred to as Core Assets and Core Liabilities, respectively, and their inter-relationship is the liquidity ratio. A ratio below 1.2 is considered adequate and in 2008, this was the case for the scenarios used.

Operational risk

Operational risk is the risk of direct or indirect losses arising from deficiencies in procedures and systems and from human failures or from external events. Rabobank Group has a Group-wide operational risk policy. Decentralised databases are set up at all entities to record operational incidents and report them on a quarterly basis. In addition, sophisticated instruments are made available to enable robust operational risk management within each Rabobank Group entity. As before, the management of the individual Rabobank Group entities is responsible for developing policy, processes and procedures to manage operational risk in line with Rabobank Group policy.

GOVERNANCE OF THE RABOBANK GROUP

Corporate governance

In recent years the corporate governance of organisations has been of particular public interest. Rabobank Group uses a system of checks and balances at all its corporate levels. A distinguishing element in Rabobank Group's governance is the Central Delegates Assembly (*Centrale Kringvergadering* ("CKV")), Rabobank Group's parliament, which meets at least four times a year and where Rabobank Nederland's members are able to participate in Rabobank Nederland's strategic decisions. Rabobank Group's corporate governance is broadly consistent with the Dutch corporate governance code. Additionally, it will take into account any outcomes from the Frijns committee's (a committee monitoring compliance with the Dutch corporate governance code) review of this code that may be relevant to the Bank. The following pages discuss all aspects, demonstrating Rabobank Group's balanced corporate governance.

Cross-guarantee system

Rabobank Group consists of the local Rabobanks, their central organisation, Rabobank Nederland, and its subsidiaries and other affiliated entities. Through their mutual financial association, various legal entities within Rabobank Group together make up a single organisation. An internal liability relationship exists between these legal entities, as referred to in Section 3:111 of the Financial Supervision Act. This relationship is formalised in an internal "cross-guarantee" system, which stipulates that if a participating institution has insufficient funds to meet its obligations towards its creditors, the other participants must supplement that institution's funds in order to enable it to fulfil those obligations.

Executive Board

The Executive Board (*raad van bestuur*) of Rabobank Nederland is responsible for the management of Rabobank Nederland and, indirectly, its affiliated entities. This includes responsibility for the achievement of the objectives of Rabobank Group as a whole, its strategic policy, its results, the synergy within Rabobank Group, compliance with all relevant laws and regulations, the management of business risks and the financing of Rabobank Group. The Executive Board reports on all these aspects to the Supervisory Board (*raad van commissarissen*) of Rabobank Nederland, the Central Delegates Assembly (the organisation's "parliament", which is authorised to take decisions on behalf of the local Rabobanks) and the General Meeting (*algemene vergadering*) of Rabobank Nederland, which is formed by the members, i.e. the local Rabobanks.

The management of Rabobank Group is based in part on the interrelationship among risk, return and capital. The Financial Supervision Act and the subordinate legislation based thereon, as well as regulations imposed by the supervisory authorities – i.e. the DNB and the AFM – have formulated standards for financial institutions. The supervision on the Bank's solvency and stability – i.e. prudential supervision – is performed by DNB, while the AFM has the supervision of the Bank's conduct. Obviously, these regulations form the framework for the organisation and control of Rabobank Group's activities.

The members of the Executive Board are appointed by the Supervisory Board for a four-year period, but their contracts of employment are for an indefinite period. They may be dismissed and suspended by the Supervisory Board. The Supervisory Board determines the remuneration of the members of the Executive Board and reports on this to the Confidentiality Committee of the Central Delegates Assembly. The principles of the remuneration policy for the Executive Board, as recommended by the Supervisory Board, are established by the Central Delegates Assembly. Finally, the Supervisory Board periodically assesses and

follows up on the Executive Board's performance. The Executive Board is responsible for the authorisation of debenture issues of Rabobank Nederland, under the approval of the Supervisory Board.

Supervisory Board

The Supervisory Board performs the supervisory role within Rabobank Nederland. This means that the Supervisory Board supervises the policy pursued by the Executive Board and the general conduct of affairs of Rabobank Nederland and its affiliated entities. As part of this task, the achievement of Rabobank Group's objectives, the strategy, business risks, the design and operation of the internal risk management and control systems, the financial reporting process and compliance with laws and regulations are discussed at length and tested regularly. In addition, the Supervisory Board has an advisory role in respect of the Executive Board.

In the performance of their duties, the members of the Supervisory Board act in the interests of all stakeholders of Rabobank Nederland and its affiliated entities. Certain key Executive Board decisions are subject to Supervisory Board approval. Examples include decisions on strategic collaboration with third parties, major investments and acquisitions, as well as the annual adoption of policy plans and the budget.

The members of the Supervisory Board are appointed by the General Meeting on the recommendation of the Supervisory Board. The independence of the individual members is an important consideration in this respect. The Confidentiality Committee of the Central Delegates Assembly determines the remuneration of the members of the Supervisory Board and has a say in the profile of the members of the Supervisory Board.

The Supervisory Board annually assesses its own performance, in terms of the collective body's performance and that of its individual members. Initiatives are developed regularly in order to keep the members of the Supervisory Board up to date on developments in the institutional and legal environment in which the Bank operates and on risk management systems. The Supervisory Board has five committees: the Cooperative Issues Committee, the Audit & Compliance Committee, the Appointment Committee, the Remuneration Committee and the Appeals Committee.

Member influence

An important precondition for good corporate governance at Rabobank Group is an open culture with clear accountability for management and supervision. Without transparency, Rabobank Nederland cannot account to the local Rabobanks on Rabobank Nederland's management and supervision of the entities forming Rabobank Group, nor can this be assessed. The local Rabobanks are members of the Rabobank Nederland cooperative. This membership entails rights and obligations. The influence and control of the local Rabobanks are manifested through their representation in two bodies: the Central Delegates Assembly and the General Meeting. In addition, the local Rabobanks are Rabobank Nederland's shareholders.

Central Delegates Assembly

As from 1 January 2007, the local Rabobanks are organised geographically in 12 regions. The Boards of the Regional Delegates Assemblies form the Central Delegates Assembly (*centrale kringvergadering*). Through the representation of the local management and supervisory bodies in the Regional Delegates Assemblies, the members/clients of the local Rabobanks are represented in the CKV, which meets in Utrecht at least four times a year.

The CKV's powers include the establishment of rules that all local Rabobanks must comply with and the establishment of the Strategic Framework. The outcome directly influences Rabobank Group's policy. The CKV also approves the annual plan and the budget of the local Rabobanks. The CKV has substantive discussions, which mainly concern the local Rabobanks. These discussions are held not only as part of the

CKV's specific duties and powers, but also with the aim of encouraging commitment in the local Rabobanks and consensus between the local Rabobanks and Rabobank Nederland.

Consequently, the manner in which Rabobank Nederland accounts for its policy to its members is more extensive than the account rendered by a typical listed public company to its shareholders. Because of the special relationship between Rabobank Nederland and its members, the CKV enjoys very high attendance. In order to operate more effectively, the CKV has appointed committees, which are charged with special duties. They are: the Committee on Confidential Matters (advises on appointments to the Supervisory Board, fixes the Supervisory Board's remuneration and assesses the Supervisory Board's application of the remuneration policy), the Coordinating Committee (draws up the agenda of the CKV and subjects items for the agenda to formality compliance tests) and the Emergency Affairs Committee (advises the Executive Board on behalf of the CKV in urgent and confidential cases concerning major investments or divestments).

In order to maintain the maximum effectiveness of the CKV, an internal committee was established in 2006 whose task was to advise on the CKV's desired future size and composition. The committee's recommendations included the following: to reduce the CKV membership from 120 to 72, to introduce observers in the CKV and to confirm the CKV's composition according to the ratio of "2 elected members to 1 appointed member". These recommendations have been implemented.

General Meeting

The General Meeting (*algemene vergadering*) is the body through which all local Rabobanks, as members of Rabobank Nederland, can exercise direct control. The General Meeting deals with important issues, such as the adoption of the financial statements, approval and endorsement of management and supervision, amendments to the Articles of Association and regulations, and the appointment of members of the Supervisory Board. The CKV issues advice prior to the General Meeting on all the items on the agenda. This procedure ensures that, prior to the General Meeting, these subjects have been discussed in detail on local, regional and central levels. The local Rabobanks have voting rights in the General Meeting in proportion to their size. Because of the special relationship between Rabobank Nederland and its members, the General Meeting enjoys almost full attendance.

Employee influence

A few years ago, the Group Works Council of Member Banks ("GOR AB") was created as an employee representative body. It acts as a discussion partner to the manager on issues that concern the social policy of all local Rabobanks. The creation of the GOR AB does not affect the position of Rabobank Nederland's Works Council or the existing Works Councils of the local Rabobanks. As a result, they continue to act in full as employee representative bodies within the meaning of the Works Councils Act.

Corporate governance of the local Rabobanks

Only banks that have a cooperative structure and whose Articles of Association have been approved by Rabobank Nederland can be members of Rabobank Nederland. In turn, the local Rabobanks have members as well, who are local clients. The local Rabobanks have strictly defined rights and obligations towards Rabobank Nederland and each other.

Pursuant to the prudential supervision part of the Financial Supervision Act and under Rabobank Nederland's Articles of Association and the Articles of Association of the local Rabobanks, Rabobank Nederland supervises the local Rabobanks on the integrity of their operations, solvency and liquidity. In addition, under the conduct supervision part of the Financial Supervision Act, Rabobank Nederland has been appointed by the

Dutch Finance Ministry as the holder of a collective licence that also includes the local Rabobanks. Thus, the supervision of conduct by the AFM is exercised through Rabobank Nederland.

Management and supervision of the local Rabobanks

Two governance models are possible for the local Rabobanks. The introduction of a second governance model – the executive model – beside the existing partnership model was prompted at the time by the wish to respond to internal and external changes, for example, the ongoing scaling up process, a changing market and increasing legislation and regulations. Both governance models focus on ensuring effective management as well as professional and independent supervision. The effectiveness of both models will be reviewed during 2009.

Since both governance models provide assurance of effective member influence and control, the governance of the local Rabobanks will continue to be carried out both adequately and professionally in the future, but also in a way that befits their cooperative character. The members of all the local Rabobanks have important powers, for instance to adopt the financial statements, to amend the Articles of Association, to appoint members of the Supervisory Board and to approve and endorse management and supervision. In addition, account is rendered to the members in respect of the bank's management and supervision.

Partnership model

In the Partnership model, the Board of each local Rabobank consists of persons elected by the members from their ranks, plus a managing director who is appointed by the Supervisory Board. The managing director is primarily concerned with the day-to-day management of the bank's operations. The Supervisory Board supervises the Board.

Executive model

In the executive model, each local Rabobank has a Board of Directors comprising several persons appointed by the Supervisory Board, which operates under the supervision of the Supervisory Board. In this model, no Board members are elected by the members from their ranks, as is the case in the partnership model.

Member council

Local Rabobanks using the executive model must institute a member council in order to firmly and permanently embed member influence and control in the structure. An increasing number of banks using the partnership model have established a member council as well. The member council is a delegation of all members elected by the members from their ranks. The member council assumes the bulk of the powers of the General Meeting and promotes and structures member control and engagement. The General Meeting continues to exist, but decides only on major issues that impact the local Rabobank's continued existence.

Corporate governance information on the Internet

Rabobank Group has placed information on its corporate governance and activities on its public Internet site, including a full explanation of the areas in which Rabobank Group deviates from the Dutch Corporate Governance Code. While Rabobank Group endorses the Dutch Corporate Governance Code's principles and implements the majority of its elements, it does not implement a number of principles and best practice provisions on account of its cooperative structure.

Controls over financial reporting

Rabobank Group constantly seeks to improve its corporate governance and overall internal controls, for example, by endorsing the principles of the Dutch Corporate Governance Code. Rabobank Group seeks an open culture and transparent accountability in respect of policies and supervision, and to remain in line with the leading risk management practices in the world.

Rabobank Group voluntarily assessed the internal controls over financial reporting in a manner similar to that in which U.S.-registered companies have done pursuant to Section 404 of the United States Sarbanes-Oxley Act of 2002, even though Rabobank Group is not a registrant with the United States Securities and Exchange Commission and, thus, is not subject to the Sarbanes-Oxley Act or related regulations and oversight.

Rabobank Group believes that the review of its internal controls over financial reporting has increased the effectiveness of those controls, including its ability to identify and to remedy any deficiencies at an earlier stage. This results in greater transparency for all stakeholders in the quality of Rabobank Group's financial reporting process. As a result of its review, Rabobank Group has identified areas to improve, simplify and standardise specific business processes.

Rabobank Group has established and maintains a comprehensive system of internal control measures designed to ensure transactions are executed as authorised, financial reporting is accurate and reliable, and assets are safeguarded.

Rabobank Group has implemented a process whereby finance and business executives throughout Rabobank Group assess and attest the accuracy of financial information as well as the adequacy and effectiveness of internal control over financial reporting. Rabobank Group has adopted policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect transactions and dispositions of assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as adopted by the European Union, and that receipts and expenditures are made only in accordance with authorisations of Management; and
- provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have a material effect on the financial statements.

The internal control framework for the organisation and control of Rabobank Group's activities is based on the framework set forth by the Committee of Sponsoring Organisations of the Treadway Commission ("COSO"). As set out in the report included in the financial statements, the Executive Board concluded that Rabobank Group's internal control over financial reporting is adequate and effective, and consistent with the criteria established by COSO.

Risk management

The management of Rabobank Group is based on its strategic principles and, by extension, on the interrelationship among risk, return and capital. Both the DNB and the Bank itself have formulated standards concerning Rabobank's organisation and control.

Rabobank's organisation and control are subject to the Dutch Financial Supervision Act, including subordinate legislation based thereon, and regulations imposed by both the DNB and the AFM as supervisory authorities. These legal requirements and supervisors' regulations form Rabobank Group's framework for the organisation and control of its activities. For further information, please refer to the relevant sections in this Prospectus, and in particular to the section above on "— Controls over financial reporting", which addresses

risks relating to financial reporting, and "Risk Management", which includes a description of control systems relating to the most important other risks identified by Rabobank Group.

The following persons, all of whom are resident in the Netherlands are appointed members of the Supervisory Board and the Executive Board of Rabobank Nederland, respectively:

Supervisory Board of Rabobank Nederland

Name	Born	Year Appointed[1]	Term Expires	Nationality
Lense (L.) Koopmans, Chairman	1943	2002	2013	Dutch
Irene (I.P.) Asscher-Vonk	1944	2009	2013	Dutch
Bernard (B.) Bijvoet	1940	2002	2012	Dutch
Tom (A.) de Bruijn	1953	2009	2013	Dutch
Sjoerd (S.E.) Eisma	1949	2002	2010	Dutch
Louise (L.O.) Fresco	1952	2006	2010	Dutch
Marinus (M.) Minderhoud	1946	2002	2011	Dutch
Paul (P.F.M.) Overmars	1945	2005	2012	Dutch
Herman (H.C.) Scheffer	1948	2002	2010	Dutch
Martin (M.J.M.) Tielen	1942	2002	2013	Dutch
Aad (A.W.) Veenman	1947	2002	2010	Dutch
Cees (C.P.) Veerman	1949	2007	2011	Dutch
Antoon (A.J.A.M.) Vermeer	1949	2002	2010	Dutch
Arnold (A.H.C.M.) Walravens	1940	2004	2011	Dutch

Note:

(1) As a result of a 2002 amendment of the management organisation of Rabobank Nederland, the former supervisory council was replaced by the Supervisory Board, due to which the appointment date for a number of supervisory directors was fixed at 2002 even though they had been previously on the supervisory council.

Mr L. Koopmans (Lense)

Date of Birth 17 June 1943

Profession
- Professional supervisory director
- Emeritus Professor at the University of Groningen

Main positions
- Chairman of the Supervisory Board of Rabobank Nederland
- Chairman of the Board of Directors of Stichting TBI

Nationality Dutch

Auxiliary positions Supervisory Directorships:
- Chairman of the Supervisory Board of Siers Groep B.V.
- Chairman of the Supervisory Board of Arriva Nederland B.V.
- Chairman of the Supervisory Board of TSS B.V.

- Member of the Supervisory Board of NOM N.V.
- Vice-Chairman of the Supervisory Board of KIWA N.V.

Other auxiliary positions:

- Member of the Board of Directors of Stichting Administratiekantoor Unilever N.V.
- Vice-Chairman of the Board of Supervision of the University Medical Center Groningen
- Chairman of the Board of Supervision of the Fries Museum en Princessehof

Date of first appointment to the Supervisory Board	June 2002 (Member of the Board of Directors from June 1996 until June 2002)
Current term of appointment to the Supervisory Board	June 2009 - June 2013

Mrs I.P. Asscher-Vonk (Irene)

Date of Birth	5 September 1944
Profession	Professional supervisory director
Main position	None
Nationality	Dutch
Auxiliary positions	Supervisory Directorships:

- Member of the Supervisory Board of Rabobank Nederland
- Member of the Supervisory Board of KLM
- Member of the Supervisory Board of Arriva Nederland
- Member of the Supervisory Board of Philip Morris Holland
- Member of the Supervisory Board of TBI

Other auxiliary positions:

- Chairman of the Episcopal Court (*Bisschoppelijk Scheidsgerecht*)
- Chairman National Arbitration Board for Schools (*Landelijke Geschillencommissie Scholen*)

Date of first appointment to the Supervisory Board	June 2009
Current term of appointment to the Supervisory Board	June 2009 - June 2013

Mr B. Bijvoet (Bernard)

Date of Birth	12 April 1940
Profession	Professional supervisory director
Main position	None
Nationality	Dutch

Auxiliary positions	Supervisory Directorships: • Member of the Supervisory Board of Rabobank Nederland • Member of the Supervisory Board of Eureko B.V. • Chairman of the Supervisory Board of AH Kaascentrale B.V.
Date of first appointment to the Supervisory Board	June 2002
Current term of appointment to the Supervisory Board	June 2008 - June 2012

Mr A. de Bruijn (Tom)

Date of Birth	9 July 1953
Profession	• Entrepreneur • Professional director/professional supervisory director
Main position	Grower of cut flowers and potted plants
Nationality	Dutch
Auxiliary positions	Supervisory Directorships: Member of the Supervisory Board of Rabobank Nederland Other auxiliary positions: • Acting member of the Board of Directors of Vereniging Achmea • Chairman Program Advisory Committee Greenhouse Farming Research (*Commodity Board for Horticulture/productschap tuinbouw*) • Member of the Board of the Dutch Foundation for Innovation in Greenhouse Farming (*Stichting Innovatie Glastuinbouw Nederland*) • Chairman of the Cooperative Growers Society FresQ (*Coöperatieve Telersvereniging*)
Date of first appointment to the Supervisory Board	June 2009
Current term of appointment to the Supervisory Board	June 2009 - June 2013

Mr S.E. Eisma (Sjoerd)

Date of Birth	4 March 1949
Profession	Attorney-at-Law/Partner De Brauw Blackstone Westbroek N.V.
Main position	Attorney-at-Law
Nationality	Dutch
Auxiliary positions	Supervisory Directorships: • Member of the Supervisory Board of Rabobank Nederland • Chairman of the Supervisory Board of HAL Holding N.V.

- Vice-Chairman of the Supervisory Board of Grontmij N.V.

Other auxiliary positions:

- Vice-Chairman of the Board of Directors of the Securities Law Association
- Member of the Board of Directors of the Anton Philips Fund
- Member of the Board of Directors of Stichting Pensioenfonds HAL
- Member of the Advisory Board of Sunsmile Trading/Sunsmile de Mozambique, Limitada
- Member of the Board of Directors of Willem-Alexander Kinderfonds
- Member of the Board of Stichting Haags Kinderatelier
- Vice-Chairman of the Board of Stichting Holland Financial Centre
- Chairman of the Board of Supervision of the Royal Academy of Art, Music and Dance (*Hogeschool van Beeldende Kunsten, Muziek en Dans*)

Date of first appointment to the Supervisory Board	June 2002 (Member of the Board of Supervision of Rabobank Nederland from June 1998 until June 2002)
Current term of appointment to the Supervisory Board	June 2008 - June 2010

Mrs L.O. Fresco (Louise)

Date of Birth	11 February 1952
Profession	• Professional director • Professor
Main positions	• University Professor, University of Amsterdam
Nationality	Dutch
Auxiliary positions	Supervisory Directorships:

- Distinguished Professor at Wageningen University
- Member of the Supervisory Board of Rabobank Nederland
- Non-executive Director, Unilever N.V./Unilever PLC

Other auxiliary positions:

- Member of the Recommendation Committee for the University Asylum Fund
- Member Royal Holland Society of Sciences and Humanities
- Member Royal Netherlands Academy of Arts and Sciences
- Correspondent member Real Academia de Ingenieria in Madrid
- Member of the Advisory Board of Wereldvoedselprijs

- Member of the board of Erasmusprijs
- Member of the board of the Concertgebouworkest
- Member of the Spanish Academy of Engineering Sciences and the Swedish Academy of Agricultural and Forestry Sciences
- Crown-Appointed Member of the Social and Economic Council of the Netherlands (SER)
- Vice-Chairman of the Board of Supervision of the United Nations University in Tokyo
- Columnist NRC Handelsblad
- Member of the former Delta Committee
- Member of the Trilateral Committee

Date of first appointment to the Supervisory Board	June 2006
Current term of appointment to the Supervisory Board	June 2006 - June 2010

Mr M. Minderhoud (Marinus)

Date of Birth	13 September 1946
Profession	None
Main position	None
Nationality	Dutch
Auxiliary Positions	Supervisory Directorships:

- Member of the Supervisory Board of Rabobank Nederland
- Vice-Chairman of the Supervisory Board of Eureko B.V.
- Chairman of the Supervisory Board of Agis Zorgverzekeringen N.V.
- Chairman Vodafone International Holdings B.V.
- Chairman of Vodafone Europe B.V.

Date of first appointment to the Supervisory Board	June 2002
Current term of appointment to the Supervisory Board	June 2007 - June 2011

Mr P.F.M. Overmars (Paul)

Date of Birth	13 August 1945
Profession	Former Vice-Chairman of the Executive Board of Eureko B.V. and former CEO of Achmea (currently retired)
Main position	None
Nationality	Dutch
Auxiliary positions	Supervisory Directorships:

- Member of the Supervisory Board of Rabobank Nederland.
- Member of the Supervisory Board of Eureko B.V.

Other auxiliary positions:

- Vice-Chairman of the Board of Directors of Vereniging Achmea
- Chairman of the Stichting Muziek in Grote of Sint Jeroenskerk in Noordwijk
- Chairman of the Board of Directors of the Eureko/Achmea Foundation

Date of first appointment to the Supervisory Board	15 November 2005 (June 2005)
Current term of the appointment to the Supervisory Board	June 2008 - June 2012

Mr H.C. Scheffer (Herman)

Date of Birth — 3 January 1948

Profession — Professional supervisory director

Main position — None

Nationality — Dutch

Auxiliary positions — Supervisory Directorships:

- Member of the Supervisory Board of Rabobank Nederland
- Member of the Supervisory Board of Drie Mollen sinds 1818 B.V.
- Member of the Supervisory Board of the Cooperative Cehave Landbouwbelang U.A.
- Member of the Supervisory Board of Heerema Group
- Member of the Supervisory Board of Elysiants B.V.

Other auxiliary positions:

- Member of the Advisory Board of Gilde

Date of first appointment to the Supervisory Board — June 2002 (Member of the Board of Supervision of Rabobank Nederland from June 1998 until June 2002)

Current term of appointment to the Supervisory Board — June 2006 - June 2010

Mr M.J.M. Tielen (Martin)

Date of Birth — 22 September 1942

Profession — Professor

Main position — Emeritus Professor at Utrecht University

Nationality — Dutch

Auxiliary positions — Supervisory Directorships:

- Member of the Supervisory Board of Rabobank Nederland

Other auxiliary positions:

- Member of the Executive Board and Treasurer of the International Society for Animal Hygiene (ISAH)
- Chairman of the Stichting Stimulering Agrarisch Onderwijs en Praktijk
- Chairman of the Stichting Professor Tielen Fonds
- Acting member of the Board of Directors of Vereniging Achmea
- Professor Honoris Causa University of Environmental and Life Science in Wroclaw

Date of first appointment to the Supervisory Board	June 2002
Current term of appointment to the Supervisory Board	June 2009 - June 2013

Mr A.W. Veenman (Aad)

Date of Birth	17 June 1947
Profession	Professional director / supervisory director
Main position	None
Nationality	Dutch
Auxiliary positions	Supervisory Directorships:

- Member of the Supervisory Board of Rabobank Nederland
- Member of the Supervisory Board of TenneT B.V.
- Chairman of the Supervisory Board of GVB (*Gemeentelijk Vervoerbedrijf Amsterdam*)
- Chairman of the Supervisory Board of Woonbron
- Member of the Supervisory Board of SPF Beheer B.V.
- Member Supervisory Board Eureko B.V.

Other auxiliary positions:

- Chairman of the Board of Supervision of ICT Regie
- Member of the Board of Supervision of ECN
- Chairman Advisory Board Nationaal Lucht- & Ruimtevaartlaboratorium
- Chairman Monitoring Committee Talent naar de Top (Ministeries van OCW en EZ)
- Chairman Landelijke Commissie Valorisatie (Ministeries van OCW en EZ)
- Taskforce Manager Wind Energy at Sea (Ministerie van EZ)
- Chairman Museumcommissie Centraal Museum Utrecht
- Chairman Raad Wetenschap,Techniek en Maatschappij (KIVI

NIRIA)

- Member Board of Directors Next Generation Infrastructures
- Member Board DHV Foundation (consultancy & engineering)
- Member Advisory Board Erasmus School of Accounting & Assurance
- Chairman Board NINTES Foundation

Date of first appointment to the Supervisory Board	June 2002 (Member of the Board of Supervision of Rabobank Nederland from June 1998 until June 2002)
Current term of appointment to the Supervisory Board	June 2006 - June 2010

Mr C.P. Veerman (Cees)

Date of Birth

8 March 1949

Profession

- Professor
- Professional director / supervisory director

Main positions

- CEO of Bracamonte B.V. in Groesbeek
- Professor at Tilburg University and Wageningen University focusing on the field of sustainable rural development from a European perspective

Nationality

Dutch

Auxiliary positions

Supervisory Directorships:

- Member of the Supervisory Board of Rabobank Nederland
- Member of the Supervisory Board of USG People
- Member of the Supervisory Board of Prominent
- Member of the Supervisory Board of Barenbrug B.V.
- Member of the Supervisory Board of Koninklijke Reesink N.V.
- Member of Supervisory Board of Ikazia Hospital Rotterdam
- Member of the Supervisory Board of Noord Zuid Lijn
- Member of the Board of Supervision of the Knowledge for Climate research project (Kennis voor Klimaat)
- Member of the Board of Supervision Deltares
- Member of the Supervisory Board of KDS
- Member Board of Management NWO

Other auxiliary positions:

- Chairman Deltacommissie (2007)
- Chairman of the Society for the Preservation of Nature Reserves in the Netherlands (*Vereniging Natuurmonumenten*)
- Chairman of the Research Institute of Christian Democratic Appeal (CDA)
- Chairman Project Administration Noord/Zuidlijn

- Chairman Board of Supervision Roosevelt Academy
- Chairman Review Committee TI Pharma
- Chairman Committee Toekomstbestendig Hoger Onderwijs Stelsel
- Chairman Advisory Board Dutch Delta Academy

Date of first appointment to the Supervisory Board	June 2007
Current term of appointment to the Supervisory Board	June 2007 - June 2011

Mr A.J.A.M. Vermeer (Antoon)

Date of Birth	21 October 1949
Profession	Professional director/supervisory director
Main positions	• Member of a dairy farming partnership (*maatschap melkveehouderijbedrijf*)
Nationality	Dutch
Auxiliary positions	Supervisory Directorships: • Vice-Chairman of the Supervisory Board of Rabobank Nederland • Chairman of the Supervisory Board of VION N.V. • Member of the Supervisory Board of Eureko B.V. Other auxiliary positions: • Member of the Board of Governors of the ZLTO Food, Farming and Agribusiness Chair, Tilburg University • Chairman of the Board of Supervision of HAS Den Bosch
Date of first appointment to the Supervisory Board	June 2002
Current term of appointment to the Supervisory Board	June 2007 - June 2010

Mr A.H.C.M. Walravens (Arnold)

Date of Birth	4 May 1940
Profession	Advisor
Main position	Chairman of the Supervisory Board of Eureko B.V. Emeritus Professor Technical University Delft
Nationality	Dutch
Auxiliary positions	Supervisory Directorships: • Member of the Supervisory Board of Rabobank Nederland • Chairman of the Supervisory Board of Achmea Re Luxemburg

- Member of the Supervisory Board of OWM Molest-risico W.A.
- Chairman of the Supervisory Board of Sneep Industries B.V.

Other auxiliary positions:

- Vice-Chairman of the Board of Vereniging Achmea
- Chairman of the Board of MBA Studies, IEDC, Bled School of Management Slovenia
- Member of the Senate of the International Executive Development Center, Slovenia
- Director/owner 'Aan de Oude Delft', Art and Auction Services

Date of first appointment to the Supervisory Board	June 2004
Current term of appointment to the Supervisory Board	June 2007 - June 2011

Executive Board of Rabobank Nederland

Name	**Born**	**Year Appointed**	**Nationality**
Piet (P.W.) Moerland, Chairman	1949	2009	Dutch
Bert (A.) Bruggink	1963	2004	Dutch
Berry (B.J.) Marttin	1949	2009	Dutch and Brazilian
Sipko (S.N.) Schat	1960	2006	Dutch
Piet (P.J.A.) van Schijndel	1950	2002	Dutch
Gerlinde (A.G.) Silvis	1959	2009	Dutch

Piet (P W.) Moerland: Mr. Moerland was appointed to Rabobank Nederland's Executive Board as of 1 January 2003 and was appointed Chairman of the Executive Board of Rabobank Nederland as of 1 July 2009. Mr. Moerland is responsible for Audit Rabobank Group and the Supervisory and Legal and Fiscal Affairs directorates. His portfolio furthermore includes the Knowledge & Economic Research, Communications and Corporate Social Responsibility directorates. After completing his degree and dissertation in the field of economics at the Erasmus University of Rotterdam in 1978, Mr. Moerland undertook a position with Rabobank Nederland's Central Group Staff from 1979 to 1980. Mr. Moerland then took a position as a professor of business administration with a focus on economics at the University of Groningen from 1981 to 1987 and as a professor of business economics with a focus on corporate finance at the University of Tilburg from 1988 to 2002. Mr. Moerland also had a sponsored chair as a professor of corporate governance at the University of Tilburg. Within Rabobank Group, Mr. Moerland serves as a member of the Board of Directors of Rabobank Foundation. Outside Rabobank, Mr. Moerland serves as a member of the Supervisory Board of Essent N.V. (electricity), member of the Advisory Board of the Dutch Order of Accountants and Administration Consultants, member of the Board of Directors of the NVB (Association of Dutch Banks), chairman of the European Association of Co-operative Banks (Groupement) and Member of the Board of Directors International Raiffeisen Union (IRU).

Bert (A.) Bruggink: Mr. Bruggink was appointed Chief Financial Officer of the Executive Board of Rabobank Nederland as of 15 November 2004. Mr. Bruggink is responsible for Control Rabobank Group, Credit Risk Management, Global Risk Management, Treasury Rabobank Group and Special Administration Rabobank. Mr. Bruggink joined Rabobank Group in 1986. After several different jobs in Finance and Control within Rabobank Group, he became Head of Finance and Control Rabobank International (1994-1998) and Group Finance Director Rabobank Group (1998-2004). As CFO he fulfils several additional functions. He also works as a part time professor in the Twente University of Technology (Financial Institutions and Markets). He is a member of the Advisory Council of Isala Klinieken, member of the Board of Supervisory Directors ROVA and member of the Supervisory Board of the Nederlandse Financierings Maatschappij voor Ontwikkelingslanden (FMO). He is a member of the Dutch Banking Association Policy Committee of Supervision & Monetary Affairs and a member of the Policy Committee of the DNB/Dutch Banking Association Mixed Working Group. Mr. Bruggink serves as chairman of the Board of Rabobank Ledencertificaten N.V.

Berry (B.J.) Marttin: Mr. Marttin was appointed to Rabobank Nederland's Executive Board as of 1 July 2009. Mr. Marttin joined Rabobank in 1990. Within the Executive Board, Mr. Marttin is responsible for the international retail network, the regional international operations, international risk management and Rabobank Development. Shortly after earning his degree in business administration in Brazil, he went to work for Rabobank as an international management trainee. During the more than 14 years that he worked for Rabobank International on various continents and in a range of roles, he gained extensive experience as an international banker in both wholesale and retail banking. After fulfilling a number of positions in Brazil, Mr. Marttin was appointed food & agri account manager in Curacao. He then continued his career as Head of International Corporates in Hong Kong. Mr. Marttin subsequently moved to Indonesia four years later to take up an appointment as Head of Risk Management. Thereafter, Mr. Marttin served as Deputy General Manager of Rural Banking in Australia and New Zealand. Prior to his appointment to Rabobank Nederland's Executive Board, he was Chairman of the Board of Directors of Rabobank Amsterdam. Mr. Marttin is a member of the Steering Committee Unico Banking Group and member of the Board of Directors American Chambers of Commerce. Mr Marttin serves as chairman of the Foundation Supervision Internal Market Rabo Extra Member Notes (*Stichting Toezicht Interne Markt Rabo Extra Ledenobligaties*).

Sipko (S.N.) Schat: Mr. Schat was appointed to Rabobank Nederland's Executive Board as per 1 July 2006. Mr. Schat is responsible for the international wholesale business and is primarily responsible for Corporate Clients Large Businesses, Corporate Finance, Trade & Commodity Finance and Global Financial Markets. Mr. Schat took a position as in-house counsel with Rabobank Nederland between 1985 and 1990. Mr. Schat was senior manager Structured Finance between 1990 and 1995, Head Corporate Finance of Rabobank Ireland plc between January 1994 and December 1994, Head Structured Finance Europe between 1995 and 1999 and Head Corporate Finance of Rabobank International between 1999 and 2002. Mr. Schat also held positions as Head Corporate Finance (worldwide), member of the Supervisory Board of Rabobank Ireland plc and Managing Director of Rabo Merchant Bank N.V. As of April 2002 responsible for North and South America and as of September 2004 responsible for Corporate Finance, Trade Finance, Private Equity and Corporate Advisory. He is also a member of the Supervisory Board of De Lage Landen International, member of the Supervisory Board of Rabo Vastgoedgroep and member of the Supervisory Board of Bank Sarasin & Cie AG.

Piet (P. J.A.) van Schijndel: Mr. van Schijndel was appointed to Rabobank Nederland's Executive Board as of 1 December 2002. Mr. van Schijndel is responsible for the Retail, Private Banking and Group ICT directorates. Mr. van Schijndel took a position as a management consultant with Rabobank Nederland from 1975 to 1977. From 1977 to 1979, Mr. van Schijndel was Head of Insurance Administration. From 1979 to 1983, Mr. van Schijndel was a member of the Staff Group Directorate Insurance. Thereafter, he served as Acting Head and Head of the Insurance and Travel Directorate from 1983 to 1986 and from 1986 to 1990,

respectively, Vice-chairman of the Executive Board of Interpolis from 1990 to 1997 and Chairman of the Executive Board of Interpolis from 1998 to 2002. Mr. van Schijndel serves as Chairman of the Supervisory Boards of Obvion, Rabohypotheekbank and Robeco and Chairman of the Supervisory Board of De Lage Landen. Furthermore, Mr. van Schijndel is a member of the Board of Directors of the NVB (Association of Dutch Banks), a member of the Board of the Nederlandse Rode Kruis, and a member of the Supervisory Board of St. Elisabeth Ziekenhuis Tilburg. He is also Chairman of the Supervisory Board of Orbay. Mr van Schijndel serves as chairman of the Stichting Administratiekantoor Rabobank Ledencertificaten.

Gerlinde (A.G.) Silvis: Mrs. Silvis was appointed to Rabobank Nederland's Executive Board as of 1 July 2009. Mrs. Silvis is responsible for the Small- and Medium-Sized Enterprises, Company Management, Co-operative & Management Affairs and Human Resources directorates. Mrs. Silvis joined Rabobank in 1984. Having begun working for Rabobank Nederland as a management trainee, she then went on to hold a number of positions within the securities division, the international division, the payments division and Rabofacet. In her role as Head of Administrative Affairs, she was closely engaged in the process of merging local member banks. In recent years, she has served as Head of the Management and Talent Development Directorate and has been responsible for merging the Human Resources and Management and Talent Development directorates into a single directorate providing integrated services for the entire Rabobank Group. Mrs. Silvis serves as chairman of the board of the Foundation Contingency Fund Rabobanken (*Stichting Garantiefonds Rabobanken*) and Chairman of the Board of the Foundation Supervision Internal Market Rabobank Member Certificates (*Stichting Toezicht Interne Markt Rabobank Ledencertificaten*).

Administrative, management and supervisory bodies conflicts of interests

The Issuer is not aware of any potential conflicts of interest between the duties to the Issuer and their private interests or other duties of the persons listed above under "Supervisory Board of Rabobank Nederland" and "Executive Board of Rabobank Nederland".

Administrative, management and supervisory bodies business address

The business address of the members of the Issuer's Supervisory Board and Executive Board is Croeselaan 18, 3521 CB Utrecht, the Netherlands.

REGULATION OF THE RABOBANK GROUP

Rabobank Nederland is a bank organised under the laws of the Netherlands. The principal Dutch law on supervision applicable to Rabobank Nederland is the Financial Supervision Act (*Wet op het financieel toezicht*), which entered into force on 1 January 2007 and under which Rabobank Nederland is supervised by the Dutch Central Bank (*De Nederlandsche Bank N.V.*), the Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) and the Dutch Ministry of Finance (*Ministerie van Financiën*). Rabobank Nederland and the various Rabobank Group entities are also subject to certain European Union ("EU") directives which have a significant impact on the regulation of Rabobank Group's banking, asset management and broker-dealer businesses in the EU and the regulation and control of local Supervisory authorities of the various countries in which Rabobank Group does business.

Basel Standards

The Basel Committee on Banking Supervision of the Bank for International Settlements (the "Basel Committee") develops international capital adequacy guidelines based on the relationship between a bank's capital and its credit risks. In this context, on 15 July 1988, the Basel Committee adopted risk-based capital guidelines (the "Basel guidelines"), which were implemented by banking regulators in the countries that have endorsed them. The Basel guidelines are intended to strengthen the soundness and stability of the international banking system. The Basel guidelines are also intended to reduce an existing source of competitive inequality among international banks by harmonising the definition of capital and the rules for the evaluation of asset risks and by establishing a uniform target capital base ratio (capital to risk-weighted assets). Supervisory authorities in each jurisdiction have, however, some discretion in determining whether to include particular instruments as capital under the Basel guidelines and to assign different weights, within a prescribed range, to various categories of assets. The Basel guidelines were adopted by the European Community and applied to all banks and financial institutions in the EU, and on 1 January 1991, the Dutch Central Bank implemented them and they were made part of Dutch regulations.

In June 1999, the Basel Committee proposed a review of the Basel guidelines of 1988. A new accord ("Basel II" - the previous Basel guidelines being referred to as "Basel I") was published in June 2004. Basel II is a flexible framework that is more closely in line with internal risk control and that results in a more sophisticated credit risk weighting. The Basel II framework, consisting of three 'pillars', reinforces these risk-sensitive requirements by laying out principles for banks to assess the adequacy of their capital ("Pillar 1") and for supervisors to review such assessments to ensure banks have adequate capital to support their risks ("Pillar 2"). It also seeks to strengthen market discipline by enhancing transparency in banks' financial reporting ("Pillar 3").

Basel II provides a range of options for determining the capital requirements for credit risk and also operational risk. In comparison to Basel I, Pillar 1 of the new capital framework aligns the minimum capital requirements more closely to each bank's actual risk of economic loss. Pursuant to Pillar 2, effective supervisory review of banks' internal assessments of their overall risks is exercised to ensure that bank management is exercising sound judgment and has reserved adequate capital for these risks. Pillar 3 uses market discipline to motivate prudent management by increasing transparency in banks' public reporting.

Instead of the previous "one size fits all" approach, under Basel II banks have the option to choose between various approaches, each with a different level of sophistication in risk management, ranging from simple via intermediate to advanced, giving banks the possibility of selecting approaches that are most appropriate for their operations and their financial market infrastructure.

For credit risk, banks can choose between the "Standardised Approach", the 'Foundation Internal Ratings Based Approach' and the 'Advanced Internal Ratings Based Approach'. The Standardised Approach is based on external credit ratings and is the least complex. The two Internal Ratings Based Approaches allow banks to use internal credit rating systems to assess the adequacy of their capital. The Foundation Internal Ratings Based Approach allows banks to use their own credit rating systems with respect to the "Probability of Default". In addition to this component of credit risk, the Advanced Internal Ratings Based Approach allows banks to use their own credit rating systems with respect to the "Exposure at Default" and the "Loss Given Default". The Rabobank Group has chosen for the most sophisticated approach, the "Advanced Internal Ratings Based Approach".

For operational risk, banks can also choose between three approaches with different levels of sophistication, the most refined one being the Advanced Measurement Approach. Rabobank Group has chosen the "Advanced Measurement Approach".

European Union Standards

The European Community had adopted a capital adequacy regulation for credit institutions in all its member states based on the Basel I guidelines. In 1989, the EC adopted the Council Directive of 17 April 1989 on the "own funds" of credit institutions (the "Own Funds Directive"), defining qualifying capital ("own funds"), and the Council Directive of 18 December 1989 on a capital base ratio for credit institutions (the "Capital Base Ratio Directive" and, together with the Own Funds Directive, the "Capital Directives"), setting forth the required ratio of own funds to risk-adjusted assets and off-balance sheet items. The Capital Directives required EU member states to transform the provisions of the Capital Base Ratio Directive and the provisions of the Own Funds Directive into national law directly binding on banks operating in the member states. The Capital Directives permitted EU member states, when transforming the Capital Directives into national law, to establish more stringent requirements, but not more lenient requirements. In 1993, the EC adopted the Directive of 15 March 1995 on the capital adequacy of investment firms and credit institutions ("EEC Directive 1993/6") and in 2000 the Directive of 20 March 2000 on the taking up and pursuit of the Business of Credit Institutions ("EC Directive 2000/12"), which directive consolidated various previous directives, including the Capital Directives.

EC Directive 2000/12 and EEC Directive 1993/6 have been recast by EC Directives 2006/48 and 2006/49, respectively (together, the "Capital Requirements Directive"), to introduce the new capital requirements framework agreed by the Basel Committee on Banking Supervision. The new rules on capital requirements reflect the flexible structure and the major components of Basel II, tailored to the specific features of the EU market. The simple and intermediate approaches of Basel II have been available from January 2007 and the most advanced approaches since January 2008.

The Capital Requirements Directive has been amended by a directive of 27 July 2009 and a directive of 7 April 2009. In addition, both of these directives have been amended by a directive of 16 September 2009. These three amendments aim to repair shortcomings identified in the Capital Requirements Directive. The amendments must be implemented in national laws and regulations of the EC member states by 31 October 2010 and they will enter into force as of 31 December 2010, except where transitional arrangements have been made.

On 16 December 2002, the European Union adopted a directive on the supplementary supervision of credit institutions, insurance undertakings and investment firms in a financial conglomerate. This directive aims to address the supervisory issues that arise from the blurring of distinctions between the activities of firms in each of the banking, securities, investment services and insurance sectors. The main objectives of the directive are to:

I ensure that a financial conglomerate has adequate capital;

II introduce methods for calculating a conglomerate's overall solvency position;

III deal with the issues of intra-group transactions, exposure to risk and the suitability and professionalism of management at financial conglomerate level; and

IV prevent situations in which the same capital is used simultaneously as a buffer against risk in two or more entities which are members of the same financial conglomerate ("double gearing") and where a parent issues debt and downstreams the proceeds as equity to its regulated subsidiaries ("excessive leveraging").

This directive was implemented in the Netherlands in the Financial Supervision Act that came into effect on 1 January 2007.

Currently, both the Basel Committee and the European Commission are consulting on proposals to amend Basel II and amend further the Capital Requirements Directive, respectively, which are intended to result in changes to be phased in by the end of 2012. These proposals aim, among other things, to strengthen the capital base of banks.

If the regulatory capital requirements, liquidity restrictions or ratios applied to the Rabobank Group are increased in the future, any failure of the Rabobank Group to maintain such increased regulatory capital ratios could result in administrative actions or sanctions, which may have an adverse effect on the Rabobank Group's operating results, financial condition and prospects.

Dutch Regulation

General

As of September 2002, banking supervision has been divided into prudential supervision, carried out by the Dutch Central Bank, and conduct of business supervision, carried out by the Netherlands Authority for the Financial Markets.

Pursuant to authority granted under the Financial Supervision Act, the Dutch Central Bank supervises and regulates the majority of Rabobank Group's activities. The Netherlands Authority for the Financial Markets supervises primarily the conduct of business. Set forth below is a brief summary of the principal aspects of the Financial Supervision Act.

Scope of the Financial Supervision Act

A bank is any enterprise whose business it is to receive repayable funds from outside a closed circle and from other than professional market parties, and to grant credits for its own account. Rabobank Nederland and various Rabobank Group entities, including each of the local Rabobanks, are banks and, because they are engaged in the securities business as well as the commercial banking business, each is considered a "universal bank".

Licensing

Under the Financial Supervision Act, a bank established in the Netherlands is required to obtain a licence from the Dutch Central Bank before engaging in any banking activities. The requirements to obtain a licence, among others, are as follows: (i) the day-to-day policy of the bank must be determined by at least two persons; (ii) the bank must have a body of at least three members which has tasks similar to those of a board of supervisory directors; and (iii) the bank must have a minimum equity (*eigen vermogen*) of €5,000,000. Also, the Dutch Central Bank shall refuse to grant a licence if, among other things, it is of the view that (i) the persons who determine the day-to-day policy of the bank have insufficient expertise to engage in the business

of the bank, (ii) the trustworthiness of the persons who determine the policy of the bank is not beyond doubt, or (iii) through a qualified holding in the bank, influence on the policy of such enterprise or institution may be exercised which is contrary to "prudent banking policy" (*gezonde en prudente bedrijfsvoering*). In addition to certain other grounds, the licence may be revoked if a bank fails to comply with the requirements for maintaining it.

Reporting and Investigation

A bank is required to file with the Dutch Central Bank its annual financial statements in a form approved by the Dutch Central Bank, which includes a balance sheet and a profit and loss statement that have been certified by an appropriately qualified auditor. In addition, a bank is required to file quarterly (and some monthly) statements, on a basis established by the Dutch Central Bank, which also has the option to demand more frequent reports.

Rabobank Nederland and the local Rabobanks must file consolidated quarterly (and some monthly) reports as well as annual reports that provide a true and fair view of their respective financial position and results with the Dutch Central Bank. Rabobank Nederland's independent auditors audit these reports annually.

Supervision

The Dutch Central Bank exercises supervision with respect to the solvency and liquidity of banks, supervision of the administrative organisation of banks and structure supervision relating to banks. To this end, the Dutch Central Bank has issued the following general regulations:

Solvency Supervision

The regulations of the Dutch Central Bank on solvency supervision require, in broad terms, that a bank maintains own funds in an amount equal to at least 8 per cent. of its risk-weighted assets and operations. These regulations also impose limitations on the aggregate amount of claims (including extensions of credit) a bank may have against one debtor or a group of related debtors. Since the implementation of the Financial Supervision Act, the regulations have become more sophisticated, being derived from the new capital measurement guidelines of Basel II as described under "Basel Standards" above and as laid down in EU directives described above under "European Union Standards". For credit risk Rabobank uses the Advanced Internal Ratings Based Approach. For operational risk Rabobank uses the most refined approach, the Advanced Measurement Approach.

Liquidity Supervision

The regulations of the Dutch Central Bank relating to liquidity supervision require that a bank maintains sufficient liquid assets against certain liabilities of the bank. The basic principle of the liquidity regulations is that liquid assets must be held against "net" liabilities of banks (after netting out claims and liabilities in a maturity schedule) so that the liabilities can be met on the due dates or on demand, as the case may be. These regulations impose additional liquidity requirements if the amount of liabilities of a bank with respect to one debtor or group of related debtors exceeds a certain limit.

Structure Supervision

The Financial Supervision Act provides that a bank must obtain a declaration of no-objection from the Dutch Central Bank (or in certain cases from the Minister of Finance) before, among other things, (i) reducing its own funds (*eigen vermogen*) by way of repayment of capital or distribution of reserves or making disbursements from the item comprising the cover for general banking risks as referred to in article 2:424 of the Dutch Civil Code, (ii) acquiring or increasing a qualified holding in a regulated institution such as a bank or other regulated financial institution, if the balance sheet total of that institution at the time of the acquisition or increase amounts to more than one per cent. of the bank's consolidated balance sheet total, (iii)

acquiring or increasing a "qualified holding" in another enterprise than those mentioned under (ii) if the amount paid for the acquisition or the increase together with any amounts paid for prior acquisitions and prior increases exceeds one per cent. of the consolidated own funds of the bank, (iv) acquiring all or a substantial part of the assets and liabilities of another enterprise or institution if this amounts to more than 1 per cent. of the bank's consolidated balance sheet total, (v) merging with another enterprise or institution if the balance sheet total thereof amounts to more than 1 per cent. of the bank's consolidated balance sheet total or (vi) proceeding to financial or corporate reorganisation. For purposes of the Financial Supervision Act, "qualified holding" is defined to mean the holding, directly or indirectly, of an interest of at least ten per cent. of the issued share capital or voting rights in an enterprise, or a similar form of control.

In addition, any person is permitted to hold, acquire or increase a qualified holding in a bank, or to exercise any voting power in connection with such holding, only after having obtained a declaration of no objection.

Administrative Supervision

The Dutch Central Bank also supervises the administrative organisation of the individual banks, their financial accounting system and internal controls. The administrative organisation must be such as to ensure that a bank has at all times a reliable and up-to-date overview of its rights and obligations. Furthermore, the electronic data processing systems, which form the core of the accounting system, must be secured in such a way as to ensure optimum continuity, reliability and security against fraud. As part of the supervision of the administrative organisation, the Dutch Central Bank has also stipulated that this system must be able to prevent conflicts of interests, including the abuse of inside information.

Emergencies

The Financial Supervision Act contains an 'emergency regulation' which can be declared in respect of a bank by a Dutch court at the request of the Dutch Central Bank in the interest of the combined creditors of the bank. As of the date of the emergency, only the court appointed administrators have the authority to exercise the powers of the organs of the bank. A bank can also be declared in a state of bankruptcy by the court.

USE OF PROCEEDS

The net proceeds of the issue of the Senior Contingent Notes, expected to amount to approximately €1,231,250,000, will be used by the Issuer in connection with its banking business.

The expenses in connection with the transaction are expected to amount to €7,500.

TAXATION

Netherlands Taxation

The following is intended as general information only and it does not purport to present any comprehensive or complete picture of all aspects of Dutch tax law which could be of relevance to a Holder of Senior Contingent Notes. Prospective Holders should therefore consult their tax adviser regarding the tax consequences of any purchase, ownership or disposal of Senior Contingent Notes.

The following summary is based on Dutch tax law as applied and interpreted by Dutch tax courts and as published and in effect on the date hereof, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect.

For the purpose of this paragraph, "Dutch Taxes" shall mean taxes of whatever nature levied by or on behalf of the Netherlands or any of its subdivisions or taxing authorities.

Withholding Tax

Any payments made under the Senior Contingent Notes will not be subject to withholding or deduction for, or on account of, any Dutch Taxes.

Taxes on income and capital gains

A Holder will not be subject to any Dutch Taxes on any payment made to the Holder under the Senior Contingent Notes or on any capital gain made by the Holder from the disposal, or deemed disposal, or redemption of, the Senior Contingent Notes, except if:

(i) the Holder is, or is deemed to be, resident in the Netherlands; or

(ii) the Holder is an individual and has opted to be taxed as if resident in the Netherlands for Dutch income tax purposes; or

(iii) the Holder derives profits from an enterprise, whether as entrepreneur (*ondernemer*) or pursuant to a co-entitlement to the net worth of the enterprise other than as an entrepreneur or a shareholder, which enterprise is, in whole or in part, carried on through a permanent establishment (*vaste inrichting*) or a permanent representative (*vaste vertegenwoordiger*) in the Netherlands to which the Senior Contingent Notes are attributable; or

(iv) the Holder is an individual and derives benefits from miscellaneous activities (*overige werkzaamheden*) carried out in the Netherlands in respect of the Senior Contingent Notes, including (without limitation) activities which are beyond the scope of active portfolio investment activities; or

(v) the Holder is entitled other than by way of the holding of securities to a share in the profits of an enterprise effectively managed in the Netherlands to which the Senior Contingent Notes are attributable.

Gift tax or inheritance tax

No Dutch Taxes are due in respect of any gift of the Senior Contingent Notes by, or inheritance of the Senior Contingent Notes on the death of, a Holder, except if:

(a) the Holder is resident, or is deemed to be resident, in the Netherlands; or

(b) at the time of the gift or death of the Holder, his Senior Contingent Notes are attributable to an enterprise (or an interest in an enterprise) which is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands; or

(c) the Holder passes away within 180 days after the date of the gift of the Senior Contingent Notes and is not, or not deemed to be, at the time of the gift, but is, or deemed to be, at the time of his death, resident of the Netherlands; or

(d) the Holder is entitled to a share in the profits of an enterprise effectively managed in the Netherlands, other than by way of the holding of securities or through an employment contract, to which enterprise the Senior Contingent Notes are attributable.

For purposes of Dutch gift or inheritance tax, an individual who is of Dutch nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his death. For purposes of Dutch gift tax, any individual, irrespective of his nationality, will be deemed to be resident in the Netherlands if he has been a resident in the Netherlands at any time during the 12 months preceding the date of the gift. Furthermore, under circumstances a Holder will be deemed to be a resident in the Netherlands for purposes of Dutch gift and inheritance tax, if the heirs jointly or the recipient of the gift, as the case may be, so elect.

Other taxes

No other Dutch Taxes, such as turnover tax, or other similar tax or duty (including stamp duty and court fees), are due by Rabobank Nederland or a Holder by reason only of the issue, acquisition or transfer of the Senior Contingent Notes.

Residency

Subject to the exceptions above, a Holder will not become resident, or deemed resident, in the Netherlands for tax purposes, or become subject to Dutch Taxes, by reason only of Rabobank Nederland's performance, or the Holder's acquisition (by way of issue or transfer to it), holding and/or disposal of the Senior Contingent Notes.

SUBSCRIPTION AND SALE

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), Credit Suisse Securities (Europe) Limited, Merrill Lynch International, Morgan Stanley & Co. International plc and UBS Limited (the "Joint Lead Managers") have, pursuant to a subscription agreement dated 17 March 2010 (the "Subscription Agreement") agreed with the Issuer, subject to the satisfaction of certain conditions, to subscribe the Senior Contingent Notes at 6.875 per cent. of the principal amount of the Senior Contingent Notes plus accrued interest (if any).

In addition, the Issuer will reimburse the Joint Lead Managers for certain of their expenses in connection with the issue of the Senior Contingent Notes.

United States

The Senior Contingent Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in accordance with Regulation S under the Securities Act ("Regulation S") or pursuant to an exemption from the registration requirements of the Securities Act. Each Joint Lead Manager has represented that it has offered and sold the Senior Contingent Notes, and agreed that it has offered and sold the Senior Contingent Notes (i) as part of their distribution at any time and (ii) otherwise until 40 days after the later of the commencement of the offering and the Issue Date, only in accordance with Rule 903 of Regulation S. Accordingly, neither it, its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts with respect to the Senior Contingent Notes, and it and they have complied and will comply with the offering restrictions requirement of Regulation S. Each Joint Lead Manager has agreed that, at or prior to confirmation of sale of Senior Contingent Notes, it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Senior Contingent Notes from it during the distribution compliance period a confirmation or notice to substantially the following effect:

> "The securities covered hereby have not been registered under the U.S. Securities Act of 1933 (the "U.S. Securities Act") and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and the closing date of the offering, except in either case in accordance with Regulation S under the U.S. Securities Act. Terms used above have the meanings given to them by Regulation S under the U.S. Securities Act."

Terms used in this paragraph titled "United States" have the meanings given to them by Regulation S.

Each Joint Lead Manager represents that it has not entered and agrees that it will not enter into any contractual arrangement with any distributor (as that term is defined in Regulation S) with respect to the distribution or delivery of the Senior Contingent Notes, except with its affiliates or with the prior written consent of the Issuer.

In addition:

(1) except to the extent permitted under U.S. Treas. Reg. §1.163-5(c)(2)(i)(D) (the "D Rules"), (a) each Manager represents that it has not offered or sold, and agrees that during a 40-day restricted period it will not offer or sell, Senior Contingent Notes to a person who is within the United States or its possessions or to a United States person, and (b) represents that it has not delivered and agrees that it will not deliver within the United States or its possessions definitive Senior Contingent Notes that are sold during the restricted period;

(2) each Manager represents that it has and agrees that throughout the restricted period it will have in effect procedures reasonably designed to ensure that its employees or agents who are directly engaged in

selling Senior Contingent Notes are aware that such Senior Contingent Notes may not be offered or sold during the restricted period to a person who is within the United States or its possessions or to a United States person, except as permitted by the D Rules;

(3) if it is a United States person, each Manager represents that it is acquiring the Senior Contingent Notes for purposes of resale in connection with their original issue and if it retains Senior Contingent Notes for its own account, it will only do so in accordance with the requirements of U.S. Treas. Reg. §1.163-5(c)(2)(i)(D)(6); and

(4) with respect to each affiliate that acquires from it Senior Contingent Notes for the purpose of offering or selling such Senior Contingent Notes during the restricted period, each Manager either (a) repeats and confirms the representations and agreements contained in clauses (1), (2) and (3) on its behalf or (b) agrees that it will obtain from such affiliate for the benefit of the Issuer the representations and agreements contained in clauses (1), (2) and (3).

Terms used in clauses (1), (2), (3) and (4) have the meaning given to them by the U.S. Internal Revenue Code of 1986 and regulations thereunder, including the D Rules.

United Kingdom

Each Joint Lead Manager has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of the Senior Contingent Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Senior Contingent Notes in, from or otherwise involving the United Kingdom.

General

No action has been taken in any jurisdiction that would permit a public offering of any of the Senior Contingent Notes, or possession or distribution of the Prospectus or any other offering material, in any country or jurisdiction where action for that purpose is required.

Each Joint Lead Manager has agreed that it shall comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells or delivers Senior Contingent Notes, or has in its possession or distributes the Prospectus or any other offering material.

GENERAL INFORMATION

1. Application has been made to the AFM to approve this document as a prospectus for the purposes of Article 5.4 of the Prospectus Directive. Application has also been made for the Senior Contingent Notes to be admitted to trading on Euronext Amsterdam by NYSE Euronext, a regulated market of Euronext Amsterdam N.V., subject only to the issue of the Temporary Global Senior Contingent Note.

2. The Issuer has obtained all necessary consents, approvals and authorisations in connection with the issue and performance of the Senior Contingent Notes. The issue of the Senior Contingent Notes was authorised by a resolution of the Executive Board of the Issuer passed on 3 November 2009 and by a resolution of the Supervisory Board passed on 26 November 2009 as confirmed by a Secretary's Certificate dated 17 March 2010.

3. Except as disclosed under "Description of Business of the Rabobank Group — Recent developments" on pages 40 and 41 of this Prospectus, there has been no significant change in the financial or trading position of the Issuer since 31 December 2008 nor of the Group since 30 June 2009 and except as disclosed under "Description of Business of the Rabobank Group — Recent developments" on pages 40 and 41 of this Prospectus, there has been no material adverse change in the financial position or prospects of the Issuer nor of the Group since 31 December 2008.

4. Save as disclosed in "Description of Business of the Rabobank Group — Legal proceedings", neither the Issuer nor Rabobank Group, nor any of its members or subsidiaries is involved in any litigation or arbitration or other proceedings nor, so far as the Issuer is aware, is any such litigation or arbitration or other proceedings involving the Issuer or Rabobank Group pending or threatened.

5. The Senior Contingent Notes have been accepted for clearance through the Euroclear and Clearstream, Luxembourg systems (which are the entities in charge of keeping the records). The International Securities Identification Number (ISIN) is XS0496281618 and the Common Code is 049628161.

   The address of Euroclear is 1 Boulevard du Roi Albert II, B-1210 Brussels, Belgium and the address of Clearstream, Luxembourg is 42 Avenue JF Kennedy, L-1855 Luxembourg, Duchy of Luxembourg.

6. There are no material contracts not entered into in the ordinary course of the Issuer's business, which could result in any member of the Rabobank Group being under an obligation or entitlement that is material to the Issuer's ability to meet its obligations to Holders in respect of the Senior Contingent Notes being issued.

7. Where information in this Prospectus (including where such information has been incorporated by reference) has been sourced from third parties this information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from the information published by such third parties no facts have been omitted which would render the reproduced information inaccurate or misleading. The source of third party information is identified where used.

8. The Senior Contingent Notes will be issued on the Issue Date against payment to the Issuer of the net subscription monies. There are no specific expenses charged by the Issuer or taxes payable by subscribers or purchasers pursuant to the terms of the offer of securities contemplated by this Prospectus.

9. For so long as the Senior Contingent Notes are listed on Euronext Amsterdam, copies (and English translations where the documents in question are not in English) of the following documents will be available, during usual business hours on any weekday (Saturdays and public holidays excepted), for inspection, free of charge, at the offices of the Fiscal Agent:

(a) the Agency Agreement (which includes the forms of the Temporary Global Senior Contingent Note, the Global Senior Contingent Note and the Definitive Senior Contingent Note);

(b) the Articles of Association of the Issuer;

(c) the audited unconsolidated and consolidated financial statements of the Issuer for the financial years ended 31 December 2006, 2007 and 2008;

(d) the reviewed condensed consolidated interim financial information of the Issuer for the six month period ended 30 June 2009;

(e) the "Historical Financial Information" section from the Issuer's Euro 110,000,000,000 Global Medium-Term Note Programme Prospectus dated 8 May 2009, on pages F-72 to F-84 (inclusive);

(f) the press release of the Issuer dated 4 March 2010 entitled "Rabobank strong results in 2009" (the "2009 Results Press Release") disclosing certain financial information of the Issuer relating to the year ended 31 December 2009, excluding all those sections of the press release appearing after the sub-heading "Responsible banking"; and

(g) a copy of this Prospectus.

10. Ernst & Young Accountants LLP, of which the "Registeraccountants" are members of the Royal Netherlands Institute of Registeraccountants, has audited, and issued unqualified auditor reports on the financial statements of Rabobank Nederland for the years ended 31 December 2006, 2007 and 2008. Ernst & Young Accountants LLP has given its consent to the incorporation by reference in this Prospectus to their auditor's reports regarding the above mentioned financial statements. Ernst & Young Accountants LLP has no interest in Rabobank Nederland.

    Ernst & Young Accountants LLP has given its consent to the inclusion in this Prospectus of its review report on the condensed consolidated interim financial information of Rabobank Group for the six-month period ended 30 June 2009 as incorporated by reference herein in the form and context in which it appears.

Principal Office of the Issuer

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland)
Croeselaan 18
3521 CB Utrecht
The Netherlands

Joint Lead Managers and Joint Bookrunners

Credit Suisse Securities (Europe) Limited
One Cabot Square
London E14 4QJ
United Kingdom

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ
United Kingdom

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom

UBS Limited
100 Liverpool Street
London EC2M 2RH
United Kingdom

Auditors of the Issuer

Ernst & Young Accountants LLP
Euclideslaan 1
3584 BL Utrecht
The Netherlands

Fiscal Agent and Principal Paying Agent

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

Paying Agent

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank International)
Croeselaan 18
3521 CB Utrecht
The Netherlands

Euronext Listing Agent

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabo Securities)
Amstelplein 1
1096 HA Amsterdam
The Netherlands

Legal Advisers

To the Joint Lead Managers
as to Dutch law

Linklaters LLP
WTC Amsterdam
Zuidplein 180
1077 XV Amsterdam
The Netherlands